4/14

05007204

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Adidas Salomon

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4278 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/15/05

adidas-Salomon
ANNUAL REPORT 2004

82-4278
ARIS
12-31-04

adidas-Salomon

Impossible Is Nothing

Net Sales by Segment 2004 Group Net Sales € 6.478 billion



80% /// adidas is a leading brand in the sporting goods market with strong positions in footwear, apparel and hardware. adidas products offer technological innovations and cutting-edge designs to athletes of all skill levels who aspire to achieve peak performance. The adidas brand is structured in three divisions: Sport Performance, Sport Heritage and Sport Style.

10% /// Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented. The Salomon family of brands comprises Salomon, Mavic-adidas Cycling, Arc'Teryx, Bonfire and Cliché.

10% /// TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. It is a leader in the industry and the number one *metalwood golf brand. TaylorMade-adidas Golf markets products under the brand* names TaylorMade, adidas Golf and Maxfli.

Net Sales € in millions

2000	5,835
2001	6,112
2002	6,523
2003	6,267
2004	6,478

Net Income € in millions

2000	182
2001	208
2002	229
2003	260
2004	314

Financial Highlights (IFRS)

	2004	2003	Change
Operating Highlights € in millions			
Net sales	**6,478**	6,267	3.4%
Income before taxes	**520**	438	18.7%
Net income	**314**	260	20.8%
Key Ratios %			
Gross margin	**47.2**	44.9	2.3pp
Selling, general and administrative expenses as a percentage of net sales	**36.7**	35.6	1.1pp
Operating margin	**9.0**	7.8	1.1pp
Effective tax rate	**37.8**	38.0	(0.2pp)
Net income as a percentage of net sales	**4.9**	4.2	0.7pp
Equity ratio	**36.8**	32.4	4.4pp
Financial leverage	**36.5**	69.8	(33.3pp)
Balance Sheet Data € in millions			
Total assets	**4,427**	4,188	5.7%
Inventories	**1,155**	1,164	(0.7%)
Receivables and other current assets	**1,425**	1,335	6.7%
Working capital	**1,348**	1,433	(6.0%)
Net total borrowings	**594**	946	(37.3%)
Shareholders' equity	**1,628**	1,356	20.1%
Per Share of Common Stock €			
Basic earnings per share	**6.88**	5.72	20.3%
Diluted earnings per share	**6.54**	5.72	14.3%
Basic earnings per share (before goodwill amortization)	**7.90**	6.71	17.8%
Operating cash flow per share	**12.56**	14.32	(12.3%)
Dividend per share	**1.30**[1]	1.00	30.0%
Share price at year-end	**118.75**	90.30	31.5%
Other at year-end			
Number of employees	**17,023**	15,686	8.5%
Number of shares outstanding	**45,859,000**	45,453,750	0.9%
Average number of shares	**45,649,560**	45,452,361	0.4%
Average number of shares (including dilutive effect)	**49,669,346**	45,469,366	9.2%

Rounding differences may arise in percentages and totals.

[1]Subject to Annual General Meeting approval

adidas-Salomon Segmental Information € in millions

	2004	2003	Change
adidas			
Net sales	**5,174**	4,950	4.5%
Gross profit	**2,284**	2,008	13.7%
Operating profit	**523**	365	43.5%
Number of employees at year-end	**10,793**	9,547	13.1%
Salomon			
Net sales	**653**	658	(0.8%)
Gross profit	**259**	264	(1.8%)
Operating profit	**9**	35	(73.6%)
Number of employees at year-end	**2,769**	2,829	(2.1%)
TaylorMade-adidas Golf			
Net sales	**633**	637	(0.6%)
Gross profit	**298**	290	2.8%
Operating profit	**60**	67	(10.8%)
Number of employees at year-end	**1,195**	1,166	2.5%

2004 TARGETS		2004 RESULTS		2005 TARGETS
Drive currency-neutral sales growth of 3 to 5%	→	Currency-neutral sales grow 7%	→	Deliver mid- to high-single-digit currency-neutral sales growth
Bring major new technology evolutions and revolutions to market: a3®, ClimaCool®, Predator®, Roteiro™ football, F50 football boot, Ground Control System™, T-MAC HUG System™	→	Major new technology evolutions and revolutions come to market: a3®, ClimaCool®, Predator®, Roteiro™ football, F50 football boot, Ground Control System™, T-MAC HUG System™	→	Bring major new concepts, technology evolutions and revolutions to market: adidas _1, Stella, a3®, Ground Control System™, ClimaCool®, Clima Compression, Predator®, ForMotion™, David Beckham range, Official World Cup Match Ball
Deliver currency-neutral top-line growth at all brands and in all regions	→	Currency-neutral revenues increase at all brands and in all regions	→	Grow currency-neutral sales at all brands and in all regions
Expand gross margin	→	Group gross margin reaches record level of 47.2%	→	Exceed medium-term gross margin range of 45 to 46%
Visibly increase operating margin	→	Operating margin improves by 1.1 percentage points to 9.0%	→	Achieve highest operating margin ever
Continue to optimize working capital management	→	Working capital as a percentage of net sales reduced by 2.1pp to 20.8%	→	Continue to optimize working capital management
Continue debt reduction	→	Debt reduced by € 352 million; lowest financial leverage since Salomon acquisition	→	Initiate share buyback program and increase dividend
Drive earnings growth of at least 10%	→	Group earnings grow 21%	→	Drive comparable earnings growth of 10 to 15% versus the 2004 level of € 314 million
Further increase shareholder value	→	adidas-Salomon share price grows 32%, Executive Board to propose 30% dividend increase at the upcoming AGM	→	Further increase shareholder value

Tell me where you come from
and I'll tell you it doesn't matter.

**Your origins do not stand in the way of your success.
If you fight for it. Train for it.
Believe in yourself. And develop your talent.
Against all odds, all prejudice,
and all people who want to tell you where your limits are.**

Impossible Is Nothing.

A lanky girl from a single-parent home becomes the best tennis player in the world. An Algerian immigrant's son, who grew up in a grim suburb of Marseille, becomes the world's best football player. And a small three-man operation producing shoes in rural Germany becomes one of the most successful companies in the sporting goods industry. A Group determined to become the industry leader: adidas-Salomon.





A playing field, "Les prés du Grenouille", La Castellane-Marseille, France.

Unemployment rate 26%.

The territory of many Algerian youth gangs.

And the home of Zinédine Zidane.




3x World Footballer of the Year.
World Champion in 1998.
European Champion in 2000.
Zinédine Zidane, 32 years old.
3x





2002: serious snowboarding accident.
Broken neck, shattered vertebrae.

1 mm away from total paralysis.

Four pins in his head and an iron cage stabilizing his neck.

Lloyd Townsing's nightmare.




54:05
Back in the water only a few months later
and competing with Australia's best swimmers in 2004.
100 m freestyle in 54:05
and competitor in the Australian Olympic Swimming Trials.
Lloyd Townsing, 19 years old.





Small. Weak. Poor.

And the child of a single mother.

Justine Henin-Hardenne's childhood.



ATHENS 2004

No.1

World's best woman tennis player in 2003.
Winner of the Australian, French and US Open.
Olympic gold in Athens in 2004.
Justine Henin-Hardenne, 22 years old.


Horrific crash in training at the age of 17.
Knee completely destroyed.
Multiple surgeries.
Ruined career?
Janica Kostelić in St. Moritz in 1999.
3x Olympic gold and one silver medal in Salt Lake City in 2002.
Winner of the Alpine Skiing World Cup in 2001 and 2003.
3x World Champion in 2005.
Janica Kostelić, 23 years old.
3x

Letter to the Shareholders /// **Page 16**

Mission /// **Page 22**

Group Strategy /// **Page 24**

Brand Strategies /// **Page 26**
adidas /// Page 28
Salomon /// Page 30
TaylorMade-adidas Golf /// Page 31

Global Operations /// **Page 32**

Locations /// **Page 34**

Operational and Sporting Highlights /// **Page 36**

Our Share /// **Page 38**


Y-3

adidas-Salomon Executive Board

from left to right:
Glenn Bennett, 41, Global Operations, American
Erich Stamminger, 47, Global Marketing and North America, German
Herbert Hainer, 50, Chairman and Chief Executive Officer, German
Michel Perraudin, 57, Global Human Resources, Key Projects & Corporate Services, Swiss
Robin Stalker, 46, Finance, New Zealander

Dear Shareholders,

2004 was an outstanding year for adidas-Salomon. As our teams, athletes and products took center stage at some of the most exciting events in sports – including the European Football Championships and the Summer Olympics – our Group delivered impressive sales growth as well as a record margin and earnings.

All of our geographic markets contributed to this achievement. In North America, where success is a key part of our global ambitions, we increased sales with incremental improvements every quarter, signaling that our turnaround is in full swing. We grew at strong double-digit rates in Asia and Latin America and delivered further profitability gains in our biggest market, Europe. All our brands contributed to this success. As a result, I believe that we are stronger and more competitive than we have ever been before. And most importantly, despite tougher market conditions in 2005, our Group is well positioned to deliver another year of outstanding performance.

Let's review some of the highlights of 2004. We further intensified our focus on product innovation and technology. Two standouts in this category were the adidas_1 running shoe and TaylorMade's r7® quad driver. Both of these products are revolutionary. The adidas_1 is the first intelligent running shoe able to optimize cushioning levels while running, thanks to

an integrated microprocessor. Although the product is only just coming to the market this month, it has already made headlines around the world and it has been chosen as an Innovation of the Year by Popular Science, Time and other leading publications. The TaylorMade r7® quad driver is the first metalwood that allows players to adjust weight distribution in the head of the club to enhance player-specific swing characteristics. Only weeks after its launch, the r7® became the number one driver on the US and European PGA Tours. And we were able to dramatically increase our leading market position in golf's largest and most profitable product category.

Truly revolutionary as well was the change in 2004 in our advertising and corporate communications approach, where I had felt we need to lead, not follow. And lead we did with our first-ever global brand advertising campaign: "Impossible Is Nothing". This campaign, which features past and present athletes from various sports and regions, starting with Muhammad Ali, highlights our belief that sport, life and our adidas brand are all about the continuous desire to push further, to surpass limits and to break new ground. It really captures what our brands and Group represent. If you thought so, too, you are not alone. The campaign has received tremendous positive consumer feedback and 99 prestigious advertising awards so far. In 2005, we are going to widen and broaden this campaign even further.

Keeping our brands and products cool and connected to leading sports and style icons will be essential in the coming years. With David Beckham, arguably the world's most popular athlete, we announced a new line of on- and off-pitch products, which will help us grow in the fast-expanding football lifestyle category. We also formalized our long-standing relationship with hip hop queen Missy Elliott, whose striking footwear and apparel products have hit the market in limited distribution. And let's not forget star designer Stella McCartney, who has developed the first true perfor-

mance design collection for women. Other exciting adidas collaborations include our strong-selling basketball products, the T-MAC and the Garnett, which unite innovative adidas technologies with the top two players in basketball – NBA top scorer Tracy McGrady and Most Valuable Player Kevin Garnett. In 2005, we will further commercialize these relationships.

2004's biggest sporting events – the European Football Championships and the Summer Olympics – were prime showcases for adidas-Salomon products and athletes. At the European Football Championships, the adidas sponsored Greek national football team, which had never won a match in a major tournament, emerged triumphant, demonstrating that truly nothing is impossible when it comes to world-class football. Their victory further strengthened adidas' position as the clear number one in football. At the Olympics, we lived up to our tradition as the authentic performance sports group by not only sponsoring the event but also outfitting almost half of all the athletes, including stars of the Games such as Justine Henin-Hardenne, Ian Thorpe, Roman Sebrle and Elena Isinbayeva.

There are many more successes in 2004 that I could highlight here. But what is most important to note is that they did not come about by chance. The achievements at adidas, Salomon and TaylorMade-adidas Golf in 2004 are a result of years of intensive efforts focused on gaining visibility and momentum.

And similar dedication paid off in our excellent financial performance. We grew our top line by 7% on a currency-neutral basis, with improvements coming from all brands and regions. We delivered a record gross margin. And while this was certainly helped by favorable currency movements, reduced clearance sales, our improving product mix and accelerating own-retail activities were also important to this improvement. In 2004, we increased our operating expenses to optimize our presence at the year's two major sporting events but also to accelerate growth in North America

and Asia, as well as to restructure our ski production activities within Salomon. Nevertheless, we were still able to expand our operating margin to 9.0%, and we increased our net income by 21% to € 314 million, which is our highest level ever and more than twice the rate we expected at the beginning of the year.

We also continued to make significant progress on improving the Group's financial health. As a result of our strong operational performance and our continued tight working capital management, we reduced our debt by nearly 40% to € 594 million and now have surpassed our financial leverage target of between 45 and 50%.

We've clearly created significant value and intend to make sure that our shareholders participate in this success. First, we plan to substantially increase our dividend this year. In May, we will propose a 30% dividend increase to shareholders as well as a long-term change to our payout ratio, extending the defined range from 15 to 20% of net earnings to between 15 and 25% going forward. We are also initiating a share buyback program, in which we plan to repurchase up to 10% of our shares. We appreciate the support we have had for our strategy and decisions over the last several years and understand our responsibilities to shareholders now and going forward. While share price appreciation will continue to be our most direct vehicle for delivering shareholder value (in 2004 we were again among the top three performers in the DAX-30), we believe dividends and share buybacks are important tools to further increase returns to you, the owners of our Group.

As I mentioned at the beginning of this letter, 2005 is set to be another exciting year for adidas-Salomon. The gains we made in 2004 give us powerful competitive momentum and we have no intention of slowing down.

The challenges are clear: ensuring the adidas turnaround in America continues to accelerate, extending our market leadership in Europe in a tightening retail environment and restructuring Salomon to improve its profitability. And we will continue to position the adidas-Salomon Group for sustainable growth. Already this year we have announced our sponsorship of the Beijing Olympics in 2008. In addition, we have taken England's top-ranked football team, Chelsea, under contract and expanded our leading role at all Football World Cups by extending our partnership with FIFA until 2014. And the year has just begun.

Design and technological innovation will underscore our leadership position again in 2005. In the second half of the year, for example, you can expect to see the first exciting products for the 2006 World Cup in Germany, including the Official Match Ball.

Before I close, I would like to take the opportunity to thank all of the adidas-Salomon employees for their dedication and commitment over the last year. I am more than confident that we have the right people to take our Group to the next level.

So, with record performance, focused strategy and exciting products in the pipeline, all the pieces are in place for adidas-Salomon. Our ambitions continue to grow as our position strengthens. Clearly "Impossible Is Nothing" in 2005 and beyond!

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer
March 2005

adidas-Salomon

strives to be the global leader in the sporting goods industry with sports brands built on a passion for sports and a sporting lifestyle.

→

We are consumer focused.

That means we continuously improve the quality, look, feel and image of our products and our organizational structures to match and exceed consumer expectations and to provide them with the highest value.

→

We are innovation and design leaders

who seek to help athletes of all skill levels achieve peak performance with every product we bring to the market.

→

We are a global organization

that is socially and environmentally responsible, creative and financially rewarding for our employees and shareholders.

→

We are committed

to continuously strengthening our brands and products
to improve our competitive position and financial performance.

→

In the medium term

we will extend our leading market position in Europe,
expand our share of the US footwear market
and be the fastest growing major sporting goods supplier
in Asia and Latin America.
The resulting top-line growth, together with strict
cost control and working capital improvements, will drive
overproportionate earnings growth.

adidas-Salomon: Aligned with the Consumer


Consumer
fashion-conscious consumers
sports lifestyle consumers
performance athletes
freeride athletes
golfers
Brands/Divisions
adidas Sport Style
adidas Sport Heritage
adidas Sport Performance
Salomon
TaylorMade-adidas Golf
Focused Resources
Marketing
Operations
Sales

Our Strategy

To achieve our goal of leadership in the sporting goods sector, adidas-Salomon continually focuses on strengthening and developing our brands. We aim to maximize consumer impact and enhance brand profitability through the application of five strategic approaches.

Matching Our Structure to Our Consumers

Anticipating and fulfilling consumer desires and needs is central to building powerful brands. The adidas-Salomon organization is structured to ensure that our brand values are inseparably linked to the particular expectations and aspirations of our consumers. This is unique in our industry, which is traditionally organized along footwear, apparel and hardware lines, and is a competitive advantage for our Group.

Extending Design and Innovation Leadership

Consumer buying and brand perception in the sporting goods sector are intrinsically linked to cutting-edge design coupled with market-leading, high-profile technologies that capture consumer imagination. At adidas-Salomon, we are committed to keeping our product pipeline full with new, exciting designs and technologies. We plan to launch at least one major new technology or technological evolution per year. Our major innovations for 2005 are outlined in the Outlook section of this report.

Developing Leading Positions in All Our Major Markets

We are in the business to win. We aim to occupy the number one or number two positions in all the markets and categories in which we compete. To accelerate our top-line growth going forward, we will intensify our activities with key accounts, step up own-retail initiatives and increase our focus on selected consumer groups (e.g. women). On a regional basis, our efforts start in Europe, where we will extend our leadership position with our "Winning in Europe" program to drive both top- and bottom-line growth for the coming years. In North America, our goal is to significantly increase both market share and profitability within the next three to five years. In Asia, we are striving to become the market leader with top positions in the region's major markets. In Latin America, we expect to continue to deliver the strong growth seen during 2004.

Achieving Excellence in Execution

Great products and marketing are vital to success in our industry, but sales growth also depends on consistent on-time retail delivery, ensuring best quality and the ability to go the extra mile for the customer. We are particularly focused on shortening and streamlining our global supply chain, ensuring best-practice social and environmental standards and improving our customer service efforts.

Focusing on Financial Health

Outstanding performance is required of a leader and we know that top- and bottom-line growth is critical to success. But we also believe that other performance indicators are crucial, in particular operating margin. We intend to achieve an operating margin of 10% by 2006 and believe we can be among the leaders in the industry in this area over the next three to five years. In addition, tight management of working capital and generating significant free cash flow will continue to be important for us going forward. At the same time, we remain committed to increasing returns to our shareholders, as reflected in our new share buyback program and higher dividend.

adidas

adidas Sport Performance	adidas Sport Heritage	adidas Sport Style
The largest adidas division (82% of adidas sales) features highly innovative products for athletes around the world. Technological innovation and a commitment to performance are the cornerstones of this division.	Once innovative, now classic, always authentic. The Sport Heritage division (18% of adidas sales) extends the unique and authentic heritage of adidas to the sports lifestyle market.	The Y-3 collection, designed in collaboration with Yohji Yamamoto, represents the future of sportswear: an original blend of sport, fashion and fine craftsmanship. With adidas Sport Style, we address the cosmopolitan, fashion-conscious consumer.

Brand Strategies

One of the key strengths of our Group lies in the range of our brands. Each brand, with its own distinct identity, is clearly focused to meet the needs of a specific sector within the sporting goods market. This differentiation is crucial and helps us maximize our impact with consumers. On the following pages you will find a strategic overview of our brands.

Salomon

Salomon

Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented.

Mavic-adidas Cycling

Mavic-adidas Cycling combines the strength of Mavic, a leading producer of high-end bicycle rims, wheels and other cycling components with the expertise of adidas Cycling in soft goods, i.e. footwear, apparel and accessories.

Bonfire

Bonfire is a supplier of snowboard-specific and snowboard lifestyle apparel, with a focus on innovative and progressive design.

Arc'Teryx

Arc'Teryx is the leading North American specialist in outdoor apparel, climbing equipment and high-end protective shells.

Cliché

Cliché is a leading European skateboard brand. Cliché supplies skateboard equipment and apparel.

TaylorMade-adidas Golf

TaylorMade

TaylorMade offers a full range of golf hardware and accessories. It is a leader in the industry and the number one supplier of metalwoods.

adidas Golf

adidas Golf is a leading supplier of high-quality golf footwear and apparel.

Maxfli

Maxfli designs and develops premium golf balls and golf accessories.

adidas

At adidas, our organization is matched to the needs of three groups of sport-oriented consumers: Our Sport Performance division is aimed at meeting the sport-specific needs of athletes at all performance levels. Sport Heritage targets trendsetters seeking sport-*inspired streetwear with an authentic origin*, and Sport Style focuses on young cosmopolitan consumers looking for exclusive, fashion-oriented sportswear products. This three-divisional approach helps us to develop and market innovative products, to best meet the needs of today's diverse consumers.

adidas Sport Performance: Focusing on Functionality and Innovation

adidas Sport Performance focuses on offering functional and innovative products in all our sports categories. Our top five priorities are running, football, basketball, tennis and training. We currently hold the number one or number two position globally in each of these categories. Exciting new products are introduced within these categories every season. In 2005, our major initiatives will again include further commercialization of our key technologies, special attention to the running and basketball categories and the global advertising campaign titled "Impossible Is Nothing".

Impossible Is Nothing: adidas' Attitude Drives Brand Campaign

adidas launched the "Impossible Is Nothing" brand campaign in 2004 with tremendous success and we will continue to strengthen this message in 2005. We will present "Impossible Is Nothing" in innovative and challenging ways and use it to further inspire and involve our consumers. As in 2004, we will celebrate the power of sport and demonstrate our confidence that "Impossible Is Nothing". The fully integrated communication campaign will feature numerous adidas athletes from various sports who share our desire to surpass limits and to challenge the impossible.

New Technologies and Products Support Running's Race for the Number One Position

Running is the world's largest footwear category and an area where adidas has always been strong. We strive to be the leader in design, innovation, performance and ultimately in volume. In March, we are bringing a revolutionary product to market: the adidas_1. It is the first shoe featuring a built-in microprocessor for intelligent cushioning that automatically and continuously adjusts to the unique needs of individual athletes and changing surface conditions. In addition, we will expand on our successful technologies with a new version of the Ground Control System™ in the adiStar Control as well as new products featuring our successful ClimaCool® and a3® technologies. Additionally, we will attack the technical running market by further developing our three, strongly established running families. The adiStar family consists of premium performance products, built with our newest technologies. The Supernova line includes high-performance products constructed using our most viable technologies. Finally, our Response family features performance products with our most commercial technologies. We will support these innovations and the rest of our strong offering in running with high-impact marketing and communication around the world. We will create excitement amongst runners at all levels by providing the most innovative products.

Focus on adidas Strength in Football

The UEFA EURO 2004™ European Football Championships in Portugal reconfirmed our leadership in football. Our sponsorship of such teams as the Greek national team, which won the European Championships, as well as Bayern Munich, Real Madrid, AC Milan and Ajax Amsterdam, or players such as David Beckham and Zinédine Zidane, highlights our unique skill in selecting key partners. In 2005, we will further build on the global football and lifestyle icon David Beckham with exclusive performance products and a totally new lifestyle apparel range. In addition, we will make our mark in the football lifestyle market with a new footwear and apparel range featuring silhouettes of on-field performance products as well as newly designed football-inspired products. At the same time we are already actively preparing to celebrate the 2006 FIFA World Cup™ in Germany. As Official Sponsor, Supplier and Licensee of this event, and with numerous product and marketing initiatives, we will ensure our continued domination in the world's football marketplace.

Basketball: The Triple Threat

Basketball is a rapidly growing category in the USA and is key to our future growth prospects in this region. For the 2004/2005 season we have three of the best and most inspirational NBA players: Tracy McGrady, Kevin Garnett and Tim Duncan. In addition, we have signed Dwight Howard, No. 1 NBA draft pick in 2004, New York high school wonder Sebastian Telfair, two additional first round picks as well as the 2004 NBA Finals Most Valuable Player Chauncey Billups. Since we are committed to constant innovation for our superstars, we will launch new signature products for each of our top three players in 2005. The T-MAC 5, worn by Tracy McGrady, will be launched in November 2005. Tim Duncan will wear the D-Cool, featuring our ClimaCool® technology, and Kevin Garnett's second signature shoe, the KG 2, was launched in February of this year. In 2005, adidas will have the most complete basketball product offering ever and will deliver substantial growth in this category.

adidas Sport Heritage: Increasing Focus in North America

The adidas Sport Heritage division targets sports lifestyle consumers who seek trend-setting streetwear with authentic origins. The goal is to be the brand of choice in the global sports lifestyle market. This division, started in 2000, is now one of the key trend-setting brands in the market for the sports lifestyle consumer. Selective distribution to prevent dilution of the brand plays a major role in the development of this division. An aggressive own-retail strategy will also help us commercialize our success. In 2005, we will pursue our attack on the lifestyle market and further sharpen our market segmentation with exciting new concepts to directly address today's lifestyle consumer. Additionally, we will expand our fashion distribution as well as increase our focus in the North American market. We expect this division to comprise 25 to 30% of total adidas sales in the mid term.

adidas Sport Style: Expanding the Power of the Brand

The adidas Sport Style division is entering its third year in 2005. Our Y-3 collection, developed with designer Yohji Yamamoto, is helping us extend our product appeal to the cosmopolitan consumers who are looking for exclusive, style-leading active sportswear products. Yamamoto's strong presence in this area allows us to expand the power of the adidas brand. The collection is limited to fashion-oriented accounts in Europe, North America and Asia. Influential designs combined with the highest quality standards clearly distinguish Y-3 from any other product in the market.

Salomon

At Salomon, our origins are in winter sports. We are the world's market leader in terms of sales and product innovation. To be better seasonally balanced, we have extended our activities beyond winter sports over the past few years, taking leading positions in cycling, outdoor footwear and inline skating products. More recently, we have expanded our portfolio of activities to include skateboarding and surfing. We believe that consumers are keen to discover new sensations and new playgrounds – and that every athlete wants to achieve top performance. We also believe that all consumers deserve the very best in reliability, comfort and convenience so that they only need to focus on one thing: enjoying sports.

Salomon: Accelerating Growth in Soft Goods

Salomon is committed to delivering *high-performance hardware*, with *many* innovations coming to market in 2005. These include innovations in all our major winter categories (see Group Management Report/Outlook). However, the most important component of our future growth will also involve expanding our product offering in the Salomon soft goods categories. In 2005, we will introduce our "Women Will" collection targeted specifically at women between the ages of 20 and 35 who enjoy freedom action sports. The collection will feature unique styling and characteristics in both footwear and apparel and will also be strongly linked to our women-specific equipment ranges.

Mavic-adidas Cycling: Capturing Synergies in the Bike Business

Mavic sets the standard as the leading brand for high-end rims and wheels for mountain and road racing bikes. adidas cycling products were brought into this product unit in 2003, allowing our Group to strategically position itself as an integrated supplier of both cycling hardware and soft goods. We are expecting to accelerate the growth of this unit in 2005 both through innovative wheels coming to the market as well as new footwear and apparel ranges.

Bonfire: The Ultimate in Snowboard Apparel

Bonfire focuses on creating highly technical apparel for snowboarding. It is famous for its extremely waterproof and highly breathable garments, with features specifically designed for snowboarding. In 2005, we will introduce new technical innovations and further expand our women's range.

Arc'Teryx: The Reference Brand in Technical Outdoor Apparel

Arc'Teryx is the reference brand in North America's outdoor technical apparel market with a strong track record of product innovation, including technical outerwear, harnesses, layering systems and performance backpacks. Looking ahead, we will extend Arc'Teryx's success by continuously developing unique and innovative apparel products for the most demanding outdoor sports enthusiasts.

Cliché: Setting Trends in Skateboarding

Cliché is a leading European skateboard company with strong growth rates over the last several years. In 2005, our priority will be to further strengthen our international distribution network to ensure continued growth in this category.

TaylorMade-adidas Golf

For more than 25 years TaylorMade has continually broken performance barriers with innovative metalwoods such as the Tour Burner™, Burner® Bubble®, 300 Series®, R500 Series™ and now the r7® quad. Clubs such as these have firmly cemented TaylorMade's reputation as the world's leading brand of premium metalwoods. So has the continued success of players who choose to use our equipment, which in 2004 included US Open winner Retief Goosen, Open Championship winner Todd Hamilton and Ryder Cup hero Sergio Garcia. Yet TaylorMade makes high-performance golf equipment not only for tour professionals, but for all golfers who strive to hit the ball farther, straighter and better. TaylorMade-adidas Golf markets all major golf products including irons, hybrids, wedges, putters, balls, footwear and apparel. Our highest priority is to create authentic and innovative products that deliver a level of quality and performance that are second to none.

TaylorMade Capitalizes on Innovations

TaylorMade brought ground-breaking innovation to the market in 2004 with our r7® quad driver, which drew extraordinary attention from media, tour professionals and recreational players across the globe. It ranked as the number one driver model on the US and European PGA Tours and was used to win 14 tournaments, including the US Open, PGA Championship and Tour Championship. The r7® quad also made a profound impact among consumers, and so did the r5™ dual D and r5™ dual N, two remarkably forgiving drivers that share technology with the r7® to promote longer, straighter results. The TaylorMade Rescue® Mid was the most popular hybrid among both tour professionals and consumers, and shows no sign of letting up in 2005. In irons, significant improvements in our rac™ iron technology have led to the launch of new versions of our rac™ OS and rac™ LT models as well as the new rac™ TP Forged irons. Additionally, new innovations in the putter category are also in the pipeline.

adidas Golf Significantly Grows Apparel Business with Continued Growth Expected

adidas Golf footwear continues to be widely worn on the world's professional golf tours due to its cutting-edge performance technologies, and is recognized across the globe by virtue of our famous three stripes, which have fast become a trademark in golf for comfort, performance and style. And not just in footwear: adidas Golf has quickly become well-known among golfers for high-performance golf apparel, thanks to the intelligent technologies and innovative designs that go into outerwear such as ClimaStorm and ClimaShell, as well as apparel such as ClimaCool®. In fact, the popularity of ClimaCool® helped us to significantly grow our apparel business in 2004, with continued vigorous growth expected in 2005.

Maxfli on Course to Strengthen Brand Status

The Maxfli brand continued strongly in 2004 thanks in large part to the Noodle®, which remained a powerful player in the popular long-and-soft golf ball category. Backed by a creative new marketing program, the Noodle® should continue its success in 2005 by carving out additional market share. Likewise, Maxfli should receive a significant boost from multiple new products planned for 2005 including the BlackMAX® golf ball. The BlackMAX® was designed with input from tour pros, and it is another important step in our efforts to restore the Maxfli brand's status as a premium performance brand.

Global Operations

adidas-Salomon's Global Operations division is critical for coordinating the development, commercialization and manufacturing of our products, and it leads our efforts in supply chain improvement. The adidas-Salomon supply chain can be divided into two different cycles: product creation and procurement. The product creation cycle describes our activities from the initial product concept to product offering and comprises the design, development and commercialization of our products. This part of the process is followed by the procurement cycle, which includes order management, manufacturing and distribution. We remain committed to making significant permanent improvements in both the creation and procurement areas to achieve optimal effects in terms of quality, costs and delivery performance.

Strong Initiatives Drive Major Supply Chain Improvements

In 2004, our focus was on completing the restructuring of our apparel organization and further rationalizing of our supply base, especially in light of apparel quota removals in 2005. Going forward, these efforts are enabling us to build even more flexible and innovative supply chain programs to service diverse and dynamic market demands as well as to take advantage of increasing trade liberalization. We have also been able to make significant progress in our ability to develop and commercialize groundbreaking new product technologies. In 2004, we successfully executed special lead time reduction projects in both footwear and apparel. We are now taking many of the learnings on reducing both development and fulfillment lead times from our "Apparel Breakthrough" initiative and applying them to our footwear and hardware processes. Our goal is to create a world-class supply chain that is reliable and flexible. To do this, we will make ongoing improvements in our supply base, increase both lean management initiatives and investment in cutting-edge technologies as well as strengthen our on-site presence and quality programs.

Independent Manufacturers Produce adidas-Salomon Products

The vast majority of adidas-Salomon products are produced by independent manufacturers. We provide these suppliers with detailed specifications for the production and delivery of our products. In order to ensure the high quality that consumers expect from our products we enforce strict quality control and inspection procedures (see our Social and Environmental Report).

Ongoing Efforts to Further Refine Supplier Base

The relationship to, and quality of, our suppliers has become an increasingly important factor for both the outcome of our Global Operations activities and the Group's overall success (see Group Management Report/Risk Management). As a result, it is ever more necessary for adidas-Salomon to play an active role in refining our supplier base. We work closely with our suppliers on key initiatives such as boosting efficiency, enhancing management systems, improving labeling or supporting our quick response programs in order to better serve our customers. Benchmark indicators, which combine objective data, such as quality and delivery performance, with more subjective ratings such as customer service orientation and innovation, help us to keep suppliers focused on our key initiatives. Further, our structure facilitates a close relationship with our suppliers. We have cross-functional teams who are on site at the factories on a daily basis and, in many cases, are based at the same location as their factory counterparts.

Footwear Production Dominated by Asia

In 2004, Asia continued to be our most important sourcing region. Approximately 94% of adidas-Salomon footwear was produced in this region, with China and Vietnam having been the largest sourcing countries, representing approximately 55% and 21% of total footwear production respectively. Production in Europe was 4%, whereas the Americas accounted for 2% of our footwear purchases. The largest footwear factory produced approximately 11% of adidas-Salomon's footwear sourcing volume in 2004.

Growing Importance of Asia for Apparel Production

In apparel, too, Asian countries dominated purchases in 2004. China and Indonesia were the largest sourcing countries, representing 20% and 17% of total apparel production. The remaining 63% was produced in other Asian countries, Europe and the Americas with 40%, 17% and 6% respectively. The largest apparel factory produced 6% of our total apparel purchases in 2004.

Footwear Production by Region


Americas 2%
Europe 4%
Asia 94%

Apparel Production by Region


Americas 6%
Europe 17%
Asia 77%

Hardware Produced Close to Market

With respect to hardware, adidas-Salomon focuses on producing as close to our major markets as possible. Salomon hardware is largely manufactured by subcontractors in Romania and Asia. Additionally, Salomon, Mavic and Cliché also maintain own production sites in France, which concentrate on high-end products and new technological developments. The majority of TaylorMade golf club components are produced in China and then assembled by TaylorMade in the major markets. Most golf balls marketed by TaylorMade-adidas Golf are produced by the Dunlop Slazenger Group in the USA.

Responding to Quota Removal

With the expiry of the Agreement on Textiles and Clothing (ATC) in January 2005, quotas on apparel trade between member countries of the World Trade Organization (WTO) have been eliminated. While there will be few immediate implications in 2005 with regard to our sourcing strategy, we are well prepared to capitalize on lower purchase prices for apparel products from countries previously covered by quotas. In addition, we have taken the necessary steps that will enable us to increase product sourcing in the most competitive countries in the medium term. In the long run, taking advantage of increasing economies of scale in the post-quota era will help us to further reduce our sourcing costs.

Special Projects Reduce Lead Times in Apparel

Reducing our lead times – the time elapsing for product creation, order placement, raw material preparation, manufacturing and delivering products to retail – is a major priority within our Group as this enables us to create products best tailored to meet current market needs and improve customer service. In 2004, therefore, we initiated several special projects in the apparel sector. We expanded a special program within our football category aimed at reducing the time between retailer purchase orders and product delivery. This program, which has the benefit of increasing sales while reducing inventory costs and close-out sales, now enables us to provide many of our products within this category in a 30-day replenishment cycle. We also implemented a "Never Out of Stock" concept for basic apparel products. Based on current market signals such as sell-through information, these products are also manufactured on a 30-day lead time, enabling us to buy less inventory up-front and to provide a higher level of service to retailers.

Footwear Projects Help Maximize At-Once Business Opportunities

In 2004, we also made major headway in further reducing our footwear lead times (–8%). Equally important, we are working with our retail partners to capitalize on the commercial opportunities resulting from the increasing importance of the at-once business in the sporting goods industry. Therefore, we have designed and implemented a "Read and Replenish" concept. It allows certain customers to buy an initial small quantity of a product, get market feedback and order more of the product, which will then be replenished within seven to 14 days. This enables the customer to test selected fashion styles and colors with low inventory risk and high sales potential.

Improving Services to Retailers a Priority

Better servicing our customers is an integral part of our Global Operations activities. In 2004, we focused on improving our services to retailers in terms of providing floor-ready merchandise. For selected accounts, products were specifically labeled and packed at the factory based on retailer requirements instead of in warehouses or at retail. This avoids the repacking steps we previously went through in other locations and means that more of our product can be shipped directly from the factories to retail. This takes both time and cost out of the supply chain. We will roll out this service to additional retail accounts in 2005.

Europe (incl. Africa and Middle East)

(1) adidas-Salomon AG Headquarters /// Herzogenaurach / Germany
(2) adidas International B.V. /// Amsterdam / Netherlands
(3) adidas International Marketing B.V. /// Amsterdam / Netherlands
(4) adidas International Trading B.V. /// Amsterdam / Netherlands
(5) adidas (UK) Ltd. /// Stockport / Great Britain
(6) adidas Sarragan France S.a.r.l. /// Landersheim / France
(7) adidas Italia S.r.l. /// Monza / Italy
(8) adidas-Salomon España S.A. /// Zaragoza / Spain
(9) Salomon S.A. /// Annecy / France
(10) Salomon TaylorMade Ltd. /// Basingstoke / Great Britain
(11) Cliché S.A.S. /// Lyon / France
(12) adidas-Salomon Emerging Markets L.L.C. /// Dubai / United Arab Emirates

North America

(13) adidas Salomon North America Inc. /// Portland, Oregon / USA
(14) TaylorMade Golf Co. Inc. /// Carlsbad, California / USA
(15) Arc'Teryx Equipment, Inc. /// Vancouver, British Columbia / Canada
(16) Bonfire Snowboarding, Inc. /// Portland, Oregon / USA

Asia

(17) adidas-Salomon International Sourcing Ltd. /// Hong Kong / China
(18) adidas (Suzhou) Co. Ltd. /// Suzhou / China
(19) adidas Japan K.K. /// Tokyo / Japan
(20) adidas Korea Ltd. /// Seoul / Korea
(21) adidas Australia Pty. Ltd. /// Mulgrave, Victoria / Australia
(22) Salomon & Taylor Made Co., Ltd. /// Tokyo / Japan

Latin America

(23) adidas Latin America S.A. /// Panama City / Panama
(24) adidas Argentina S.A. /// Buenos Aires / Argentina
(25) adidas do Brasil Ltda. /// São Paulo / Brazil

For a detailed list of all adidas-Salomon subsidiaries, see Consolidated Financial Statements (IFRS)/Shareholdings.

adidas-Salomon in the World

adidas-Salomon is a global player represented in major markets all over the world. The Group comprises 110 subsidiaries with headquarters in Herzogenaurach, Germany. The major subsidiaries are listed above and highlighted in the world map.

15
13 16
14
23
25
24
5
10 2 3 4 1
6
11 9
8 7
12
20 19 22
18
17
21

OPERATIONAL HIGHLIGHTS 2004 ////

JANUARY /// adidas Golf signs a new, long-term partnership with the Royal and Ancient Golf Club of St. Andrews as "Preferred Apparel Supplier" to The Open Championship.



FEBRUARY /// adidas launches its global brand campaign "Impossible Is Nothing" featuring among others Muhammad and Laila Ali, David Beckham and Tracy McGrady.



MARCH /// adidas and Salomon together launch the revolutionary Ground Control System™.

MAY /// adidas introduces the first intelligent shoe ever, the adidas_1. The adidas_1 features a small microprocessor which automatically adjusts the shoe's cushioning to running speed and surface conditions.



MAY /// TaylorMade presents the new revolutionary r7® quad driver featuring TaylorMade Launch Control™. It enables the player to match the driver's launch conditions to his/her individual swing characteristics by redistributing 24 grams of discretionary weight.







AUGUST /// adidas launches Kevin Garnett's first signature collection, including the "Garnett" shoe.

SEPTEMBER /// For the fifth consecutive time, adidas-Salomon is included in the Dow Jones Sustainability Indexes (DJSI), tracking the performance of the leading sustainability-driven companies worldwide.

SEPTEMBER /// adidas and Stella McCartney announce a long-term partnership, presenting the adidas by Stella McCartney collection. For the first time ever, a high-end fashion designer has created a functional performance range for women.



SPORTING HIGHLIGHTS 2004 ////



JANUARY /// No. 1 ranked Justine Henin-Hardenne wins her third Grand Slam title at the Australian Open. Later in the year, she goes on to win Olympic gold in Athens.

FEBRUARY /// At the X-Games in Aspen, Colorado, Salomon team riders Karin Huttary and Aleisha Cline take first and second place in the Skier X, and Simon Dumont wins the Super Pipe Contest.



APRIL /// The adidas sponsored handball team THW Kiel, Germany, wins the EHF Cup, one of the most coveted handball trophies for club teams in Europe, for the third time.





MAY /// Kevin Garnett is named the NBA's Most Valuable Player for the first time. In addition, he is the highest overall scorer in the league with 1,987 points.



JUNE /// The new r7® quad driver is the No. 1 model on the US and European PGA Tours only weeks after its launch. During the course of the 2004 season, 14 PGA Tour events are won by players using the r7® quad, more than with any other driver model.



AUGUST /// The adidas sponsored Japanese football team wins the Asia Cup for the second time in a row.



AUGUST /// Successful Olympic Games for adidas athletes bring a total of 101 gold medals, 73 silver medals and 99 bronze medals. Gold medal winners include among others: Ian Thorpe, Jodie Henry, Justine Henin-Hardenne, Roman Sebrle and Elena Isinbayeva.



AUGUST /// Mavic athletes win 80% of all indoor track medals at the Olympic Games. Furthermore, Paolo Bettini and Julien Absalon win gold in the Olympic road and mountain bike races, respectively.



MARCH /// adidas announces its role as Official Supporter of the Athens 2004 Olympic Games™. Furthermore, adidas supports 22 National Olympic Committees including the USA, Germany, Great Britain, France, Greece and Cuba.

ATHENS 2004



MARCH /// adidas extends its contract with David Beckham until 2008. In addition, Beckham gets his own signature collection featuring his own personal logo, which is inspired by his trademark "free kicks".

APRIL /// TaylorMade celebrates 25 years of leadership and innovation in golf.

MAY /// Following a tender offer, Salomon S.A. increases its holding in Salomon & Taylor Made Co., Ltd., Tokyo (Japan), from 79.2% to 99.9%.

JUNE /// adidas-Salomon acquires former adidas licensee Valley Apparel, a producer and distributor of collegiate and professional league apparel and accessories.



AUGUST /// Dwight Howard, No. 1 NBA draft pick in 2004, Sebastian Telfair, Josh Smith and JR Smith, all first round NBA draft picks, as well as Chauncey Billups, the 2004 NBA Finals MVP, join the adidas athlete family.

OCTOBER /// adidas, Major League Soccer (MLS) and Soccer United Marketing sign an exclusive ten-year partnership agreement making adidas the official athletic sponsor and licensed product supplier for the MLS.

NOVEMBER /// adidas opens the largest European Sport Performance Center yet in London. Altogether, ten Sport Performance Centers are opened during 2004, including Osaka and Moscow.

DECEMBER /// An adidas Sport Heritage store opens in Buenos Aires. Other store openings during the year include Zurich, Vienna and Barcelona. In total, 16 adidas Sport Heritage stores are opened in 2004.





FEBRUARY /// Tracy McGrady sets a new season record by scoring 62 points in one game during the 108-99 win of his Orlando Magic against the Washington Wizards. With performances like this, Tracy captures the NBA's top scorer title for the second year in a row, averaging 28.0 points per game.

MARCH /// By winning all five Crystal Globes, Salomon team riders Anja Paerson and Renate Götschl make Salomon the most decorated brand in the 2004 Alpine World Cup.





MARCH /// At the IAAF Track & Field Indoor World Championships, Elena Isinbayeva wins the pole vault and sets a new world record. Overall, adidas sponsored athletes win five gold, three silver and seven bronze medals.

JUNE /// TaylorMade Tour Staff professional Retief Goosen wins the US Open in Shinnecock Hill, New York, and the Smurfit European Open in Dublin.



JULY /// Despite never having won a major tournament game before entering the UEFA EURO 2004™, the adidas sponsored Greek national football team wins the title in Portugal.



JULY /// TaylorMade Tour Staff professional Todd Hamilton wins the 133rd British Open Golf Championship at Royal Troon.



SEPTEMBER /// Elena Isinbayeva wins the female "IAAF Athlete of the Year" award due to her extraordinary feat of setting eight pole vault world records in one year, one of which helped her to secure the World Indoor Championship crown in Budapest, and another the Olympic title in Athens.



SEPTEMBER /// Mavic athletes dominate the 2004 Mountain Bike World Cup: Steve Peat finishes first in the downhill category, Roel Paulissen and Christoph Sauser take first and second in the cross-country category.

SEPTEMBER /// Using a TaylorMade r7® quad driver, K.J. Choi wins the 84th Lumber Classic in Farmington, Pennsylvania, USA.



DECEMBER /// Salomon riders Anja Paerson and Janica Kostelić finish 2004 in positions one and three respectively in the overall World Cup ranking.

Our Share

2004 was another successful year for the adidas-Salomon share and our shareholders. *With an increase of more than 30% our share was one* of the top performers in the DAX-30, Germany's premiere stock index. In addition, the proposed dividend increase and our extended dividend policy reflect our efforts to continually enhance value to our shareholders.

The adidas-Salomon Share

Number of shares outstanding	
2004 average	45,649,560
At year-end 2004	45,859,000[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All of the shares carry full dividend rights.

Historical Performance of the adidas-Salomon Share and Important Indices at Year-End 2004 in %

	1 year	3 years	Since IPO[2]
adidas-Salomon	32	41	242
DAX-30	25	(18)	81
MSCI World Textiles, Apparel & Luxury Goods	7	65	78

[2] November 17, 1995

adidas-Salomon Share Price Performance Outperforms Major Indices in 2004

The performance of stock markets worldwide was largely positive during 2004. However, this development was mainly driven by strong increases at the end of the year. The development of most major indices was disappointing throughout the first nine months of the year as a result of ongoing uncertainties regarding global terrorism and the geo-political situation in the Middle East as well as the strong oil price surge and its potential impact on global economic activity. It was only after a significant easing of commodity prices had set in that equity markets began to appreciate significantly during the last quarter of the year. In contrast, the adidas-Salomon share price advanced in all four quarters and strongly outperformed both the DAX-30, Germany's premiere stock index, as well as the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index during the 12-month period.

adidas-Salomon Share Price Advances in Q1

While largely better-than-expected economic data supported an improvement of the global stock markets at the beginning of the year, ongoing concerns related to global terrorism and uncertainties surrounding the geo-political situation in the Middle East slowed overall market performance at the end of the first three months of the year. Nevertheless, the adidas-Salomon share advanced during the first quarter. After having reached its year low of € 88.76 in February as a result of developments surrounding the bankruptcy of a major US sporting goods retailer, disappointing labor market data and a strong decline in consumer confidence in the USA, the adidas-Salomon share price rebounded solidly towards the end of the reporting period. This was mainly a result of the positive 2004 outlook in general, and in particular with regard to the situation in North America, provided by adidas-Salomon's Management during the analyst *conference on the occasion of the Group's final full year* results release in March.

Weekly Share Price Development[1]


130
120
110
100
90
Dec. 31 2003
Dec. 31 2004

adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2003 = 100

High and Low Share Prices per Month


120
110
100
90
80
96.00
91.37
93.85
88.76
94.85
90.65
101.14
96.23
100.35
92.09
99.95
96.61
98.95
93.95
107.03
98.21
114.20
105.33
117.08
109.75
120.93
110.45
120.85
117.40
Jan. 2004
Dec. 2004

30-day moving average
High and low share prices per month

Market Uncertainties Hinder Even Stronger Share Price Performance in Q2

Although leading indicators reflected a largely positive development of the global economic environment, fears that a variety of factors (e.g. rising oil prices and interest rates) might hamper worldwide economic activity put pressure on equity markets and the adidas-Salomon share during the second quarter. In addition, disappointing news flow regarding European sales and backlogs within the sporting goods industry negatively impacted the adidas-Salomon share price development during the first half of the three-month period. However, significant share price increases driven by adidas-Salomon's positive first quarter results, encouraging US and Chinese economic data as well as increased sector awareness due to the European Football Championships more than offset previous declines.

Strongest Share Price Performance in Q3 Despite Difficult Market Conditions

Worldwide stock market development was disappointing during the third quarter. In addition to the ongoing concerns surrounding global terrorism and the geo-political situation in the Middle East, it was mainly the continued strong surge in commodity prices, notably oil, and its possible impact on future economic growth that put a strain on most major indices. While the adidas-Salomon share was also affected by these factors, it was nevertheless able to improve strongly during this period. Driven by the Group's impressive quarterly results, increased earnings guidance for 2004 and newly announced medium-term profitability targets, our share price advanced vigorously throughout the months of August and September. With an increase of almost 15%, the adidas-Salomon share was the top performer within the DAX-30 during the third quarter.

Share Price Appreciation Continues in Q4

Equity markets as well as the adidas-Salomon share advanced solidly during the fourth quarter. Initially, however, a record-high oil price and the related uncertainties regarding global economic development led to significant declines. The clear outcome of the US presidential election, positive corporate news flow and a strong decline of the oil price subsequently all supported significant increases for most major indices and the adidas-Salomon share during the remainder of the period. As a result, our share price reached its year high of € 120.93 in November and stood at € 118.75 at the end of the year. With an increase of 32% compared to the 2003 year-end level, the adidas-Salomon share strongly outperformed the MSCI World Textiles, Apparel & Luxury Goods Index, which increased 25% during the same period. In addition, our share was not only significantly ahead of the DAX-30, which increased 7% in 2004, but was also one of the top three performers within the stock index.

Membership in High-Quality Indices

The adidas-Salomon share is included in a variety of high-quality indices around the world which act as indicators for the development of the respective markets and regions. Most importantly, as one of the 30 largest exchange-listed companies in Germany, our share is included in the DAX-30. According to the two key criteria, market capitalization and 12-month average equity turnover, our share was ranked number 21 (2003: 23) and 22 (2003: 19) in the DAX-30 at the end of 2004 respectively, as reported by Deutsche Börse. Our share is also a member of the Dow Jones STOXX, the Dow Jones EURO STOXX and the MSCI World Index as well as all corresponding sector indices. In addition, the adidas-Salomon share is a member of the FTSE4Good Europe Index and was included in the Dow Jones Sustainability Indexes for the fifth consecutive year. These positions highlight our successful efforts and ongoing commitment to combine a strong financial performance with the dedication to environmental sustainability, a positive relationship with our stakeholders and the determination to support human rights (see our Social and Environmental Report).

Extensive and Positive Analyst Coverage

In 2004, more than 30 banks published research reports on adidas-Salomon on a regular basis, reflecting our relevance and recognition within the financial community. The majority of these analysts (61%) issued "buy" recommendations for our share in their latest publication during the 12-month period. Another 36% recommended investors to "hold" our share. Only 3% issued a "sell" rating for our share.

New Dividend Policy Reflects Commitment to Drive Shareholder Value

The adidas-Salomon Executive Board will recommend paying a dividend of € 1.30 for 2004 to our shareholders at the Annual General Meeting on May 4, 2005. This represents an increase of 30% versus the prior year and is the highest dividend in the Group's history. It reflects our philosophy of sharing adidas-Salomon's operational and financial success with our shareholders. Management's ongoing commitment to improving the Group's financial condition while also continually increasing value for our shareholders is also reflected in our new dividend policy. Going forward, adidas-Salomon intends to pay out between 15 and 25% of consolidated net income, representing a significant extension of the previous range of between 15 and 20%. With a total payout of approximately € 60 million, this year's proposal represents a payout ratio of 19%.

International Character of Shareholder Base Maintained

Based on the amount of invitations to our Annual General Meeting in May 2004, we currently estimate that we have around 85,000 shareholders. According to our latest annual ownership analysis conducted in April 2004, our ownership base continues to be very international. The known institutional investors accounted for 84% (2003: 82%) of adidas-Salomon's outstanding shares. North Americans held 28% in 2004, compared to 34% in the prior year. German institutional investors accounted for 16% (2003: 16%) of adidas-Salomon's shares, while other European investors held 36% of outstanding shares. This compares to 28% in 2003. Holdings of other international shareholders remained stable at 4%. Smaller, undisclosed holdings, which also include retail investors, made up 11% of the shares outstanding (2003: 13%). adidas-Salomon Management, which comprises current members of the Executive and Supervisory Boards, continues to hold less than 5% in total. Information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com and in the Corporate Governance Overview in this report. In order to provide the opportunity for more investors to participate in adidas-Salomon's future performance, we launched an unrestricted American Depositary Receipt (ADR) facility in the USA at the beginning of 2005. Since January 5, adidas-Salomon ADRs trade on the over-the-counter market.

Investor Relations Activities Increase

Increasing both the frequency and quality of our dialog with individual and institutional investors remains a primary goal for us at adidas-Salomon. In the course of 2004, adidas-Salomon's Management and the Investor Relations team spoke at many international conferences on a wide variety of topics. In addition, in order to intensify and enhance the relationship to long-standing contacts as well as to establish new ones, we significantly increased the number of both roadshow days and one-on-ones in 2004. With more than 60 days on the road and over 400 one-on-ones, our contact with analysts and institutional investors was more frequent than ever before. Further, we have considerably increased our retail investor presentations and met with representatives from shareholder interest groups on several occasions. In October 2004, we invited the financial community to participate in our fifth annual Investor Day at our headquarters in Herzogenaurach. By presenting current targets and strategies for the Group as a whole as well as for the different brands and regions to investors and analysts, we continued to increase adidas-Salomon's visibility within the financial community. In order to make this information available to as wide an audience as possible, all documents that were presented during the event are available on our corporate website at www.adidas-Salomon.com. In addition, adidas-Salomon webcasts all its analyst conferences as well as the Annual General Meeting live on the Internet. Archived versions of these events and all related information remain available anytime thereafter. Furthermore, adidas-Salomon's website offers an interactive analyst, a tool allowing for a detailed analysis of the Group's historical financial performance.

Share Ratios at a Glance

		2004	2003
Basic earnings per share			
(before goodwill amortization)	€	**7.90**	6.71
(after goodwill amortization)	€	**6.88**	5.72
Diluted earnings per share	€	**6.54**	5.72
Year-end price	€	**118.75**	90.30
High	€	**120.93**	91.36
Low	€	**88.76**	69.53
Dividend per share	€	**1.30**[1]	1.00
Dividend payout	€	**59,616,700**	45,453,750
Dividend payout ratio	%	**19**	17
Dividend yield (12-month average)	%	**1.27**	1.29
Shareholders' equity per share	€	**35.51**	29.83
Price-earnings ratio at year-end		**17.27**	15.79
Average trading volume			
per trading day	shares	**377,995**	398,483
Market capitalization			
at year-end	million €	**5,446**	4,104
DAX-30 ranking[2] at year-end by			
market capitalization		**21**	23
turnover		**22**	19

[1] Subject to Annual General Meeting approval
[2] As reported by Deutsche Börse

Recommendation Split[1]


Sell 3%
Hold 36%
Buy 61%

[1] 12-month consensus at year-end

Shareholder Structure[2]


Rest of the world 4%
Management <5%
Other, undisclosed holdings 11%
Germany 16%
North America 28%
Rest of Europe 36%

[2] As at April 2004


Park, ring bell, deliver package, drive on,
ring bell, deliver package...
Ten hours a day.
John Cowan's first life.
The freerider legend!
world to master a 360° loop in 2003.
the most awesome dirt tracks.
John Cowan, 30 years old.
360°

Events /// Page 44
Campaigns /// Page 54
Products /// Page 68











adidas teams won the
European Football Championships in
1972, 1976, 1980, 1984, 1988, 1996, 2000.
And in 2004, of course.


1-0
11.06.04
Never won a game in a major tournament.
04.07.04
Impossible Is Nothing.



adidas – 76 years of writing Olympic history.
1936 Jesse Owens, 1952 Emil Zatopek,
1968 Dick Fosbury/Bob Beamon, 1976 Nadia Comaneci,
1984 Edwin Moses, 2000 Ian Thorpe, 2004 Roman Sebrle.






USA
254








8,893
CZECH REPUBLIC
Athens 2004. Decathlon. Second day.
Second-to-last event. Second place.
His strength at rock-bottom.
Then the javelin soars. And soars... The lead. Gold. 8,893 points. New Olympic record.
Roman Sebrle, 30 years old.


4th set,
4 match points against them.
The men's doubles final, Athens 2004.
But they believe in themselves. In the turnaround. And in the fight. Against all odds.
Deuce. Advantage. Victory is theirs. Gold for Chile.
Nicolas Massu and Fernando Gonzales,
(also took gold and bronze in the singles).
25 and 24 years old.




IMPOSSIBLE IS JUST A BIG WORD THROWN AROUND BY SMALL MEN WHO FIND IT EASIER TO LIVE IN THE WORLD THEY'VE BEEN GIVEN THAN TO EXPLORE THE POWER THEY HAVE TO CHANGE IT. IMPOSSIBLE IS NOT A FACT. IT'S AN OPINION. IMPOSSIBLE IS NOT A DECLARATION. IT'S A DARE. IMPOSSIBLE IS POTENTIAL. IMPOSSIBLE IS TEMPORARY.

ROAD TO
LISBON
IMPOSSIBLE IS NOTHING






195

Take: adidas, great athletes,
fashion icons, pop stars, and a convincing idea.
And you get: a winning campaign.

Impossible Is Nothing

Our "Impossible Is Nothing" brand campaign brings to life the attitude adidas shares with athletes around the world – the desire to push ourselves further, to surpass limits, to break new ground. The fully integrated communication campaign shows the rich stable of adidas athletes including boxing legend Muhammad Ali, long-distance runner Haile Gebrselassie, football icon David Beckham and NBA star Tracy McGrady, who challenge the impossible by taking risks, setting new records, changing conventions. The campaign featured athletes from various sports and regions, showcasing adidas' unrivaled broad involvement in sports and our unique relationships with athletes. This campaign has won 99 awards so far, including a Golden Lion in Cannes. "Impossible Is Nothing" will continue to play an integral role in our 2005 advertising.


MADRID_SPAIN
2003_BERNABEU
REAL MADRID FANS QUESTIONED SIGNING THE ENGLISH MIDFIELDER. "TOO SLOW. ALL HYPE. ONLY GOOD ON DEAD BALLS." TWO MINUTES INTO HIS FIRST MATCH IN LA LIGA, DAVID BECKHAM PUT IT IN THE BACK OF THE NET. NOW THEY ONLY QUESTION WHY THEY DIDN'T SIGN HIM SOONER.
SIEMENS
mobile
adidas


WHISTLER_CANADA
2002




IMPOSSIBLE IS NOTHING.


自らの力で世界を切り拓くことを放棄した、
だ。「不可能」とは、現状に甘んじるための
ない。「不可能」とは、事実ですらなく、単なる
不可能」とは、誰かに決めつけられることでは
」とは、通過点だ。「不可能」とは、可能性だ。
て、ありえない。
S NOTHING.
adidas


IMPOSSIBLE IS A DARE.
00444


adidas
IF AT FIRST YOU
DO SUCCEED




IMPOSSIBLE
IS
AN OPINION.


IMPOSSIBLE IS JUST A BIG WORD THROWN AROUND BY SMALL MEN WHO FIND IT EASIER TO LIVE IN THE WORLD THEY'VE BEEN GIVEN THAN TO EXPLORE THE POWER THEY HAVE TO CHANGE IT. IMPOSSIBLE IS NOT A FACT. IT'S AN OPINION. IMPOSSIBLE IS NOT A DECLARATION. IT'S A DARE. IMPOSSIBLE IS POTENTIAL. IMPOSSIBLE IS TEMPORARY.


adidas



Road to Lisbon

"Road to Lisbon" was adidas' global football advertising campaign especially produced for the UEFA EURO 2004™, embodying adidas' everlasting passion and commitment to football. In the spot, 13 of the world's best football players are caught on camera as they travel on customized scooters from their respective home countries to Lisbon for the UEFA EURO 2004™ championships. As David Beckham said: "It's about the whole of Europe coming together. Not just the players, also the fans."



Stella McCartney

adidas and Stella McCartney entered a long-term partnership and presented the first true performance design collection for women to over 200 global media representatives in New York in September 2004. The reaction was overwhelming and the partnership has already received tremendous PR coverage worldwide, including full-page features in several issues of the style magazine VOGUE.

Celebrate Originality

The new adidas Originals campaign shifts its focus from product stories to brand image. The new direction is part of our pro-active fashion distribution strategy and is supported by an advertising campaign that "Celebrates Originality". Fashion guru and photographer Karl Lagerfeld translated this into seven exciting double- and single-page visuals. While the first ads broke globally in February 2005 issues of key lifestyle and fashion publications, media coverage on the campaign was already extensive in 2004.


adidas


adidas



<u>Respect ME</u>

The objective of the "Respect ME" concept and collection is to re-establish adidas' urban street credibility while simultaneously contemporizing the Trefoil for hip hop's newer generation. Twenty years ago, Run DMC cultivated the '80s hip hop signature style and placed adidas at the forefront of urban athletic and street style. This led to their legendary song "My adidas". Today, Missy Elliott and adidas provide a new message based on shared values such as authenticity, originality and innovation that calls for positivism, empowerment, style, skills, friendship and, above all, respect.

Y-3

This Y-3 advertising campaign was launched globally in February 2005. The ads visually highlight freedom of movement, while also celebrating the fusion of sport and style. Media focus has been on influential high-end fashion magazines as well as a careful selection of opinion-forming media and newspapers in Europe, the USA and Asia.


Y-3
Y-3


SALOMON
FUEL YOUR INSTINCT

Reflection on Instinct

This year's Salomon winter campaign takes the standards of action commercials to the next level. It unites the values consumers are looking for in Salomon products such as unrestricted style, sensation and adventure in whatever the environment in one television commercial. To bring all this to life on the screen, the makers used experimental photo techniques such as animated picture runs, morphing effects and video. The commercial features Salomon's world-renowned ski and snowboard icons, Kaj Zackrisson, Candide Thovex, David Benedek and Torah Bright.

What drives you?

The "What drives you?" brand platform and tagline were created by TaylorMade-adidas Golf to connect with golfers on a deeper emotional level. Targeting "driven" golfers, those that play more and spend more than average golfers, has allowed TaylorMade to reach a wider audience with a "premium" message while staying true to its core of being the better player's brand. The campaign consists of several different visuals such as "Changing", "Sprinkler" and "Win Ads" that address a wide variety of topics from success drivers to technological breakthroughs.


The way to win is changing.
TaylorMade
What drives you?


195



ForMotion™, Spaceframe™, TLC™ –
just a few of the cutting-edge
technologies that make adidas-Salomon
the innovation leader.






SALOMON





adidas_1

The adidas_1 is the first intelligent shoe ever. The built-in microprocessor *ensures that the cushioning level the runner is comfortable with* will always be maintained. It does so by adapting the cushion element in the back of the shoe via a small motor and a cable to the runner's weight as well as the ground conditions.


adidas



<u>Supernova ForMotion™ Wind Jacket</u>

The Supernova Wind Jacket incorporates adidas' successful ClimaProof® and ForMotion™ technologies. The radical new cuts and three-dimensional engineering of our ForMotion™ technology create sculpted garments that optimize fit and comfort as well as enhance athletic freedom of movement.


adidas

T-MAC 4

The T-MAC 4, Tracy McGrady's fourth signature basketball shoe, features the revolutionary laceless HUG System™. This technology, inspired by rear-entry ski boots, locks the foot securely in place while providing excellent, never-changing fit and comfort.


adidas

Salomon Cotton Shirt/Salomon Amphib Capri
The cotton shirt is made of natural fiber which is soft, air-permeable and durable to guarantee a cool feel and maximum comfort. The Amphib is a lightweight, quick-dry capri pant that features actiLITE™ fabrics for wicking and quick drying. Both apparel pieces are from Salomon's new "Women Will" collection.



Salomon Course Spaceframe™/Salomon Equipe 10 SC Pilot®

The Course Spaceframe™ features hexagonal holes on the outside of the boot which soften the shell to provide better control of the turns, while the more rigid internal shell side allows maximum transmission on the ski edge. The Equipe 10 SC Pilot® is a ski for performance skiers that delivers maximum *carving sensation. It incorporates Salomon's Autocarve, Spaceframe™ and* Pilot® Edge system technologies.


SALOMON

TaylorMade r7® quad

The revolutionary r7® quad driver features TaylorMade Launch Control™ (TLC™). TLC™ gives players the freedom to change the driver's launch conditions by redistributing four interchangeable weights in a variety of ways. This provides golfers the power to choose from a range of launch conditions, promoting consistently longer and straighter shots.




quad
TaylorMade
10.5


8x
Grew up in a town with a population of 1,500.
No money for professional golf training.
Failed to make the PGA Tour eight times.
Todd Hamilton's life up to 2003.
Winner of the British Open in 2004. Winner of the Honda Classic.
A player now making golf history.
Todd Hamilton, 39 years old.

Group Management Report /// Page 80
Economic and Sector Development /// Page 80
Group Business Performance /// Page 82
Finance and Investment /// Page 90
adidas /// Page 94
Salomon /// Page 98
TaylorMade-adidas Golf /// Page 100
Risk Management /// Page 102
Outlook /// Page 108

Corporate Governance /// Page 114
Corporate Governance Overview /// Page 114
Supervisory Board Report /// Page 118
Supervisory Board /// Page 120
Executive Board /// Page 122

Group Management Report

2004 was another successful year for the Group in terms of financial performance. Currency-neutral sales increased by 7%. In euro terms, sales increased 3% to € 6.478 billion in 2004 from € 6.267 billion in 2003. The gross margin improved strongly, increasing by 2.3 percentage points to 47.2%, mainly driven by favorable currency developments, lower clearance sales combined with higher clearance margins, our improving product mix and increased adidas own-retail activities. Despite an increase in operating expenses, operating profit grew 18% to € 580 million in 2004 versus € 490 million in 2003. Income before taxes increased 19% to € 520 million in 2004 compared to € 438 million in 2003. Reduced minority interests and a slightly lower tax rate further helped to drive the 21% growth in adidas-Salomon's net income to the record level of € 314 million in 2004. These results reflect increases which are more than twice as high as the initial earnings guidance communicated at the beginning of 2004. As a consequence, basic earnings per share were € 6.88. For 2005, Management has again set ambitious targets including a projected mid- to high-single-digit currency-neutral sales increase and growth of the Group's net income of between 10 and 15% on a comparable basis.

ECONOMIC AND SECTOR DEVELOPMENT

Robust Economic Development in 2004

Global economic activity was robust throughout 2004. Driven by a strengthening of domestic demand in many countries around the world, the pace of global economic activity accelerated during the first few months of the year. However, as a result of renewed geopolitical uncertainties and the sharp increase in commodity prices, notably oil, the pace of economic growth has since moderated gradually, while still maintaining positive momentum in most regions.

Only Modest Growth in Europe

In Europe, economic activity grew at only a modest pace in 2004. While growth was solid during the first two quarters, economic recovery slowed considerably in the second half of the year. Both the extent and the composition of growth differed widely across the region. While noticeably slowing in the second half of the year, economic growth was nevertheless strong in 2004 in the UK, France and the region's emerging markets. As a result, consumers sentiment improved significantly in these countries in the course of the year. In contrast, consumer spending was practically stagnant in Italy and Germany. In the latter market, both consumer and business confidence remained depressed throughout the year as a result of high unemployment rates, the strong appreciation of the euro and oil price increases. The region as a whole posted GDP growth of around 2%.

North American Economy Grows Robustly Throughout the Year

In North America, the combination of ongoing fiscal and monetary stimuli supported strong growth in private demand at the beginning of 2004. However, lower-than-expected labor market data led to a strong decline in US consumer confidence at the end of February. As a result, private consumption slowed down markedly during the second quarter. While both consumer spending and confidence rebounded again in the second half of the year, with the latter reaching its highest level in more than two years at the end of July, overall economic activity returned to lower growth levels towards the end of the 12-month period. The region's GDP increased 4% compared to the prior year, reflecting robust development throughout the year.

Regional GDP Development[1]



8
6
4
2
0
(2)
USA
European Union
Germany
Japan
Asia (excl. Japan)
China
Latin America
2003
2004

[1] Real, percentage change versus prior year; 2004 figures are estimated

Asian Economies Grow Strongly in 2004

Japan's economic expansion continued in 2004 with particularly robust growth at the beginning of the year. While this positive development was mainly led by a continued rise in export growth, strong external demand gradually spilled over into the domestic sector. Driven by steady improvements in the country's labor market, consumer spending increased as the year progressed and consumer confidence reached its highest level in more than eight years at the end of September. However, GDP growth slowed throughout the year mainly due to a marked deterioration of the export sector. In most other countries in the region, economic activity decelerated gradually during the second half of the year after expanding very robustly in the first two quarters. While domestic demand continued to be strong throughout the year, export growth eased somewhat after having peaked halfway through the year. China was the exception, however, with economic growth being the strongest at the end of the year. The region as a whole recorded GDP growth of 7% in 2004.

Widespread Economic Growth in Latin America

In Latin America, macroeconomic signals were very positive during 2004, resulting in a 5% GDP increase for the region. Growth momentum remained robust throughout the year with strong export activities continuously spilling over into stronger domestic demand. In Argentina, the economy grew at a rapid pace, supported by a pick-up in domestic demand, which is mainly a reflection of easier monetary conditions and a recovery in real wages, as well as strong global demand. In Mexico, economic activity also accelerated considerably in 2004, benefiting from increased import demand in the US economy and a surge in business investment. In Brazil, consumer spending remained somewhat subdued, in particular at the beginning of the year. Nevertheless, economic expansion in this country was very robust in 2004, driven by strong exports and more lively domestic activity.

Quarterly Consumer Confidence Development by Region[1]



110
100
90
Dec. 03
Mar. 04
Jun. 04
Sep. 04
Dec. 04
USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: December 31, 2003 = 100

Exchange Rate Development[2] € 1 equals

	Average rate 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	**Average rate 2004**
USD	1.1313	1.2224	1.2155	1.2409	1.3621	**1.2434**
JPY	130.98	126.97	132.40	137.17	139.65	**134.41**
GBP	0.6920	0.6659	0.6708	0.6868	0.7051	**0.6785**

[2] Spot rates at quarter-end

Challenging Environment for European Sporting Goods Industry

The sporting goods industry developed positively in 2004. However, performance was uneven across the different regions. In Europe, sporting goods retailers were confronted with a difficult market environment reflecting the financial problems that arose at a broad range of retailers during the year. While the UEFA EURO 2004™ European Football Championships increased brand awareness for the major sporting goods suppliers and lifted demand for certain product categories, inventory levels at retail remained high throughout 2004. This led to aggressive pricing strategies, in particular in the UK.

US Sporting Goods Industry in Good Shape

In the USA, consolidation in the retail sector accelerated as a result of the bankruptcy of two major athletic specialty retailers and two high-profile mergers in the sporting goods channel. Nevertheless, retailers and suppliers reported strong results, reflecting an encouraging and less promotional environment. This is also mirrored in the development of average selling prices which increased modestly for the first time in several years. In combination with an increased number of units sold in both categories, these developments led to industry growth of 4%, in line with GDP development in the USA.

Largely Positive Development in Asia and Latin America

The Asian retail environment improved in 2004. Increasing consumer confidence drove growth for the sporting goods industry in most of the region's markets. In China, retail expansion accelerated in 2004. In Japan, however, the footwear market remained oversaturated, which led to a noticeable sales decline in the segment. The lifestyle apparel market remained the primary source of growth for sporting goods suppliers in this region. In addition, performance apparel sales were supported by global sporting events. In Latin America, economic momentum and improved market conditions supported solid growth of the sporting goods industry in the region.

adidas-Salomon Currency-Neutral Sales Grow 7%

Currency-neutral sales for the Group grew by 7% with increased sales coming from all brands and all regions. Sales in euro terms were negatively impacted by the strong appreciation of the euro versus most major currencies due to the fact that a large portion of the Group's revenues are generated in non-euro currencies. As a result, Group sales increased 3% in euros to € 6.478 billion in 2004 from € 6.267 billion in 2003.

Brand adidas Leads Segment Growth

From a brand perspective, sales in the adidas segment grew 8% on a currency-neutral basis. In euro terms, sales increased by 5% to € 5.174 billion from € 4.950 billion in 2003. The main driver of currency-neutral growth was improvement in the Sport Performance division, in football and all major apparel categories. These improvements more than compensated for footwear sales declines in other categories. In addition, double-digit growth in the Sport Heritage division, which was driven by increases in both footwear and apparel, contributed to the overall sales growth at brand adidas. Salomon sales grew 2% on a currency-neutral basis with increases coming from both the winter and summer sports categories. Performance was particularly strong in the apparel, cycling and nordic categories which more than offset lower skating and alpine revenues. Sales in euro terms declined 1% to € 653 million in 2004 from € 658 million in 2003. TaylorMade-adidas Golf sales grew by 5% on a currency-neutral basis, driven by double-digit increases in the metalwood and apparel categories as well as solid growth in footwear. However, these increases were partly offset by lower irons, putter and golf ball revenues. In euro terms, TaylorMade-adidas Golf sales declined by 1% to € 633 million from € 637 million in 2003.

Net Sales € in millions

2000	5,835
2001	6,112
2002	6,523
2003	6,267
2004	6,478

Net Sales by Quarter € in millions

Q1 2004	1,623
Q1 2003	1,669
Q2 2004	1,468
Q2 2003	1,392
Q3 2004	1,953
Q3 2003	1,853
Q4 2004	1,434
Q4 2003	1,354

Currency-Neutral Sales in Europe Up 3%

Sales for adidas-Salomon in Europe grew 3% on a currency-neutral basis. In euro terms, sales also increased 3% to € 3.470 billion in 2004 from € 3.365 billion in 2003. This growth was driven by adidas and Salomon. Sales at brand adidas grew 4% on a currency-neutral basis and 3% in euro terms to € 2.947 billion in 2004 from € 2.851 billion in 2003, primarily as a result of solid growth in the UK, France and Iberia as well as particularly strong performance in the region's emerging markets. Salomon also grew, with European currency-neutral revenues up 3% in 2004. In euros, Salomon sales increased 2% to € 428 million in 2004 (2003: € 418 million). This development was driven by sales improvements in Austria, Italy and Eastern Europe. Currency-neutral sales for TaylorMade-adidas Golf were down 2% mainly due to a decline in the UK. In euro terms, TaylorMade-adidas Golf sales remained stable at € 96 million (2003: € 96 million).

North American Currency-Neutral Sales Increase 4%

In North America, sales for the Group grew 4% on a currency-neutral basis supported by higher revenues at all brands. In euro terms, this represents a 5% decline to € 1.486 billion in 2004 versus € 1.562 billion in the prior year. Sales at brand adidas increased 4% on a currency-neutral basis. In euro terms, revenues declined 5% to € 1.017 billion in 2004 from € 1.067 billion in 2003. Salomon sales increased 1% on a currency-neutral basis. This represents a decline of 6% in euro terms to € 154 million in 2004 from € 164 million in 2003. Sales at TaylorMade-adidas Golf developed positively, with a currency-neutral increase of 4%. In euro terms, TaylorMade-adidas Golf sales decreased 5% to € 315 million from € 331 million in 2003.

Currency-Neutral Sales in Asia Up 17%

In Asia, Group revenues increased 17% on a currency-neutral basis. In euro terms, sales in Asia grew 12% to € 1.251 billion in 2004 from € 1.116 billion in 2003. The currency-neutral growth was mainly due to brand adidas, where revenues were up 21%. Development at brand adidas was driven by double-digit increases in many of the region's countries including the most important markets, Japan and China. In euro terms, adidas sales in Asia grew 15% to € 968 million in 2004 from € 839 million in 2003. At Salomon, currency-neutral sales declined 6%. This development is mainly related to continued poor winter business in Japan, with alpine product sales showing a significant decline. In euros, Salomon sales declined 9% to € 63 million in 2004 from € 69 million in 2003. Currency-neutral sales of TaylorMade-adidas Golf increased *10% due to robust growth in Japan as well as double-digit* increases in nearly all other major Asian markets. In euro terms, sales grew by 6% to € 220 million in 2004 from € 207 million in 2003.

Net Sales by Region



Latin America 4%
Asia 19%
North America 23%
Europe 54%

Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	3	(5)	15	25	**5**
Salomon	2	(6)	(9)	37	**(1)**
TaylorMade-adidas Golf	0	(5)	6	53	**(1)**
Total	**3**	**(5)**	**12**	**26**	**3**

[1] Versus the prior year

Currency-Neutral Net Sales Growth by Brand and Region[2] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	4	4	21	34	**8**
Salomon	3	1	(6)	45	**2**
TaylorMade-adidas Golf	(2)	4	10	68	**5**
Total	**3**	**4**	**17**	**34**	**7**

[2] Versus the prior year

Latin America Sales Grow 34% on a Currency-Neutral Basis

In Latin America, where revenues are generated predominately by brand adidas, currency-neutral sales increased 34% in 2004. In euro terms, sales grew 26% to reach € 224 million in 2004 versus € 179 million in 2003. This strong development *was led by brand adidas, where sales grew 34% on a currency-*neutral basis and 25% in euro terms to € 217 million in 2004 from € 173 million in 2003. The main drivers of this growth were strong double-digit increases in Brazil, Mexico and Argentina. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales with revenues of € 5 million (2003: € 4 million) and € 2 million (2003: € 2 million) respectively in 2004, continued to grow rapidly at strong double-digit rates both on a currency-neutral basis and in euro terms.

Net Sales by Product Category


Hardware 19%
Footwear 42%
Apparel 39%

Net Sales by Category € in millions

	Footwear	Apparel	Hardware	Total
2000	2,515	2,175	1,144	**5,834**
2001	2,650	2,212	1,250	**6,112**
2002	2,851	2,288	1,385	**6,523**
2003	2,767	2,222	1,278	**6,267**
2004	2,700	2,519	1,259	**6,478**

Currency-Neutral Footwear Sales Up 1%

Currency-neutral sales of footwear within the adidas-Salomon Group increased 1%. In euro terms, revenues declined 2% to € 2.700 billion (2003: € 2.767 billion). Currency-neutral growth was mainly driven by the adidas Sport Performance football category. In other Sport Performance footwear categories, sales declines were recorded. Strong growth, however, also came from adidas Sport Heritage footwear. Footwear comprised 42% (2003: 44%) of total Group net sales in 2004, reaffirming its position as adidas-Salomon's most important product category.

Currency-Neutral Apparel Sales Improve 17%

In 2004, apparel sales grew 17% on a currency-neutral basis reflecting the success of our "Apparel Breakthrough" initiative, which is aimed at improving performance in this key category by utilizing cross-functional teams throughout the Group. In euros, apparel sales increased 13% to € 2.519 billion from € 2.222 billion in 2003. This represents 39% (2003: 35%) of total Group revenues. Positive currency-neutral development in all major adidas Sport Performance apparel categories as well as significant increases at adidas Sport Heritage, Salomon and adidas Golf apparel all contributed to this increase.

Hardware Sales Up 2% Currency-Neutral

In 2004, hardware revenues comprised 19% (2003: 21%) of total Group net sales and increased 2% on a currency-neutral basis. In euros, hardware sales declined 1% to € 1.259 billion from € 1.278 billion in 2003. The primary drivers of currency-neutral growth were higher football sales at adidas, reflecting the strong response to our product offering related to the UEFA EURO 2004™ European Football Championships, as well as increases in TaylorMade's metalwood category due to the launch of our r7® quad driver. Robust improvements in Salomon's nordic and cycling categories were further factors in this positive development. These increases more than offset declines in Salomon's alpine category as well as in TaylorMade's irons, putters and golf ball business.

Licensee Revenues Decrease Slightly

For some product segments or markets, adidas-Salomon has license agreements with independent companies, which manage the design, development, manufacture and distribution of specific product lines. Currently, adidas maintains relationships with 19 licensees in 11 countries who, in general, source products from local suppliers in their respective markets. In 2004, net licensee sales decreased by 1% to € 538 million from € 542 million in 2003. This decrease is a result of currency effects and the acquisition of our long-standing US-based licensee Valley Apparel. On a like-for-like basis, licensee sales would have risen by 7% in 2004, due mainly to increases at our licensee in Japan for the distribution of adidas accessories.

Lower Cost of Sales in 2004

As the vast majority of our products are manufactured by independent contractors and our own production activity is very limited, our Group defines cost of sales as the amount we pay to third parties for expenses associated with producing and delivering our products. Similar own-production expenses, although only a small proportion of the Group's cost of sales, are also recorded at adidas, Salomon and TaylorMade-adidas Golf. In 2004, cost of sales was € 3.420 billion, representing a decrease of 1% from the € 3.453 billion level of 2003. This *decline was realized despite higher Group sales in euros and* reflects favorable currency effects on purchase prices. This is a result of the fact that 70 to 80% of the sourcing volume was incurred in US dollars, while the percentage of sales revenues in US dollars and other non-euro currencies was significantly lower, with about half of the Group's sales denominated in European currencies. Production and material efficiencies also contributed to this reduction, which was achieved despite increased costs due to a voluntary product recall in North America and Asia in the second half of the year.

Record Level Gross Margin Driven by Brand adidas

The adidas-Salomon gross margin grew 2.3 percentage points to 47.2% in 2004 from 44.9% in 2003 reflecting the highest gross margin in the Group's history. This positive development was mainly driven by brand adidas where gross margin improved 3.6 percentage points to 44.1% in 2004 from 40.6% in 2003. Favorable currency effects, lower clearance sales combined with higher clearance margins, our improving product mix as well as increased own-retail activities were the major factors behind this increase. At Salomon, gross margin declined 0.4 percentage points to 39.6% in 2004 versus 40.1% in 2003. This decrease was mainly attributable to negative currency effects, arising from the fact that nearly all Salomon hardware production and sourcing takes place in Europe, while a large portion of sales is registered in non-euro currencies, which for the most part depreciated significantly versus the euro in 2004. Higher margins for cycling components as well as for apparel could only partly offset this decline. TaylorMade-adidas Golf's gross margin grew 1.5 percentage points to 47.0% in 2004 from 45.5% in 2003. This increase was mainly a result of higher metalwood margins due to successful new product launches including our r7® quad driver. Better margins in apparel, which reflect the continued success of our ClimaCool® and ClimaLite® technologies, also contributed to the margin improvement. As a result of these developments and the Group's sales growth, gross profit increased 9% to € 3.058 billion in 2004 from € 2.814 billion in the prior year.

Europe Leads Regional Gross Margin Expansion

On a regional basis, gross margin improvement was driven by Europe, reflecting strong gains within brand adidas as previously described. In Europe, the gross margin grew 4.0 percentage points to 44.8% in 2004 from 40.8% in 2003 as a result of favorable currency effects on purchase prices, improving product mix and increased adidas own-retail activities. The gross margin in North America increased 0.5 percentage points to 34.9% in 2004 from 34.3% in 2003. This improvement was mainly the result of lower clearance sales at higher margins and reflects the ongoing upswing in our North American operations. In Asia, the gross margin grew 2.2 percentage points to 49.1% from 46.8% in 2003, due to higher apparel margins as well as the continued expansion of our adidas own-retail activities. In Latin America, the gross margin was virtually unchanged at 39.0% in 2004 (2003: 38.9%).

Gross Margin in %

2000	43.3
2001	42.6
2002	43.2
2003	44.9
2004	47.2

Gross Profit € in millions

2000	2,528
2001	2,601
2002	2,819
2003	2,814
2004	3,058

Operating Expenses € in millions

2000	2,091
2001	2,126
2002	2,343
2003	2,324
2004	2,478

Operating Expenses € in millions

	2004	2003
Marketing working budget	878	807
Marketing overhead	209	194
Sales	500	466
Logistics	352	349
Research & development	88	86
Central finance & administration	431	416
Other result	20	6
Total	2,478	2,324

Sporting Events and Strategic Initiatives Drive 7% Increase in Operating Expenses

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 7% to € 2.478 billion in 2004 versus € 2.324 billion in 2003. As a percentage of sales, operating expenses increased 1.2 percentage points to 38.3% in 2004 (2003: 37.1%). This development reflects increased marketing expenditures for the European Football Championships and the Olympic Games. In addition, operating expenses were also negatively impacted by the continued expansion of adidas own-retail activities, the investment in strategic initiatives in Asia and North America, production-related restructuring costs at Salomon as well as higher doubtful debt provisions at TaylorMade-adidas Golf. The structure of the Group's operating expenses remained relatively unchanged in 2004. Marketing working budget, which consists of advertising and promotional expenses, represented the majority of these expenses.

Marketing Working Budget Reflects Events

The Group's marketing working budget increased 9% to € 878 million in 2004 versus € 807 million in 2003, mainly as a result of higher spending at brand adidas. As a percentage of sales, this equates to 13.6%, an increase of 0.7 percentage points versus the prior year's level of 12.9%. The primary drivers of this increase were expenditures related to the European Football Championships as well as the Olympic Games. These investments were taken to further strengthen the strategic position of the Group's core brand.

Retail Increases Drive Employee Growth

At December 31, 2004, adidas-Salomon employed 17,023 people. This represents an increase of 9% since the end of 2003 when the Group employed 15,686 people. New employees were primarily added in own-retail activities at brand adidas. At the end of 2004, 45% of our total employees were women and 55% were men. Of the executive management positions, 21% were held by women and 79% were held by men. Personnel expenses (including production) increased 10% to € 782 million in 2004 from € 709 million in 2003 (see note 25). Costs which are directly attributable to production are included within the cost of sales. Extensive reporting regarding our employees is included in our Social and Environmental Report 2004.

Number of Employees[1]

2000	13,362
2001	13,941
2002	14,716
2003	15,686
2004	17,023

[1] At year-end

Employees by Function[2] in %

	2004	2003
Own retail	23	19
Sales	17	19
Logistics	17	18
Marketing	12	12
Central functions & administration	12	12
Production	10	11
Research & development	6	6
IT	3	3

[2] At year-end

adidas-Salomon Commitment to R&D

adidas-Salomon believes that innovation and design leadership are critical to the sustained success of our Group. As a result, we invest considerable resources into continuously developing technological innovations and contemporizing our design philosophy to best unite the needs of our consumers and our brand values. The design and development process is driven by in-house teams of designers, product developers and experts for biomechanics, materials technology, product and process engineering and similar disciplines. At year-end 2004, adidas-Salomon employed 1,011 people in R&D, product development and supporting functions. This represents an increase of 3% from the prior year's level of 985 employees.

Multinational R&D Activities at adidas-Salomon

The majority of research and development activities for brand adidas are located in Herzogenaurach, Germany, and Portland/Oregon, USA. For Salomon and TaylorMade-adidas Golf, the research and development of products is located at each segment's respective headquarters in Annecy, France and Carlsbad/California, USA.

R&D Expenses Increase Slightly in 2004

In 2004, expenses for research and development increased by 3% to € 88 million, compared to € 86 million in 2003 due to higher personnel expenses related to the increase in employees in 2004. Other related expenses for product development and market research, for example, were incurred as part of the Group's other operating expenses.

Research and Development Expenses € in millions

2000	91
2001	86
2002	85
2003	86
2004	88

Operating Profit € in millions

2000	437
2001	475
2002	477
2003	490
2004	580

Operating Profit by Quarter € in millions

Q1 2004	144
Q1 2003	116
Q2 2004	92
Q2 2003	62
Q3 2004	313
Q3 2003	270
Q4 2004	32
Q4 2003	42

Operating Profit Grows 18%

Operating profit for the Group increased 18% to € 580 million in 2004 from € 490 million in 2003. As a result, the operating margin increased 1.1 percentage points to 9.0% in 2004 from 7.8% in 2003. This improvement was a result of the Group's sales increase and record-level gross margin. From a brand perspective, adidas operating profit grew 43% to € 523 million in 2004 from € 365 million in 2003 as sales growth and gross margin expansion more than offset increased operating expenses. Salomon operating profit declined by 74% to € 9 million in 2004 from € 35 million in 2003. This development was mainly a result of production-related restructuring costs but also reflects unfavorable currency effects on both sales and cost of sales. At TaylorMade-adidas Golf, operating profit declined 11% to € 60 million in 2004 from € 67 million in 2003, with higher provisions for doubtful debt and increased marketing working budget related to new product launches, in particular the r7® quad driver, being the major factors behind the decrease.

Europe Main Contributor to Group Operating Profit Growth

In 2004, the Group's positive operating profit development was driven by improvement in all regions except North America. In Europe, operating profit grew 21% to € 644 million in 2004 from € 534 million in 2003. This was mainly generated by operating profit improvements at adidas. In North America, the increased gross margin was more than offset by lower sales in euro terms and higher operating expenses as a percentage of net sales despite an absolute reduction. As a result, operating profit declined by 14% to € 79 million in 2004 from € 92 million in 2003. In Asia, operating profit grew 28% to € 244 million in 2004 from € 191 million in 2003. The strong sales and gross margin increases more than offset higher operating expenses, which were mainly related to the continued expansion of adidas own-retail activities in the region. In Latin America, operating profit grew 53% to € 38 million in 2004 from € 25 million in 2003.

Net Financial Expenses € in millions

2000	94
2001	102
2002	87
2003	49
2004	57

Royalty and Commission Income Grows Modestly

Royalty and commission income increased by 2% to € 43 million in 2004 from € 42 million in 2003. On a currency-neutral basis, and excluding the impact of the acquisition of Valley Apparel, royalty and commission income would have increased by 9%. Higher average royalty rates were the main driver of this improvement.

Goodwill Amortization Up 3%

Goodwill amortization increased by 3% to € 46 million in 2004 from € 45 million in the prior year. The purchase of the remaining shares of adidas Turkey was the main driver of this increase. The largest component of the Group's goodwill amortization was the approximately € 30 million related to the 1998 acquisition of the Salomon group, which was being amortized over 20 years until the end of 2004 (see note 11).

Net Financial Expenses Increase

Net financial expenses increased 16% to € 57 million in 2004 from € 49 million in 2003, mainly as a result of positive effects from the valuation of balance sheet items in foreign currency in 2003 which did not occur to the same extent in 2004. A slight decrease in net interest expenses to € 58 million in 2004 (2003: € 59 million) and an increase in the other financial result to € 5 million in 2004 (2003: € 0 million) partly offset the negative effects from the valuation of balance sheet items denominated in foreign currency. The increase in the other financial result is mainly due to income from financial investments, which increased significantly in 2004.

Income Before Taxes Grows 19%

Supported by solid top-line growth, the record-level gross margin and the resulting improvement in operating profit, income before taxes (IBT) grew 19% to € 520 million in 2004 from € 438 million in 2003. As a percentage of sales, income before taxes increased by 1.0 percentage points to 8.0% in 2004 from 7.0% in 2003, reflecting further improvement of the Group's profitability level.

Income Before Taxes € in millions

2000	347
2001	376
2002	390
2003	438
2004	520

Income Before Taxes by Quarter € in millions

Q1 2004	130
Q1 2003	98
Q2 2004	72
Q2 2003	50
Q3 2004	298
Q3 2003	254
Q4 2004	21
Q4 2003	37

Net Income Up 21%

Net income for the Group reached a record level of € 314 million in 2004, up 21% compared to the prior year's level of € 260 million. This increase is more than twice as high as the initial earnings guidance provided by Management at the beginning of 2004. The main drivers of this development were strong IBT performance and lower minority interests, which declined 19% to € 9 million in 2004 from € 11 million in 2003 mainly due to the acquisition of the remaining shares of adidas Turkey and Salomon & Taylor Made Japan. In addition, a reduction of the Group's tax rate by 0.2 percentage points to 37.8% from 38.0% in 2003 also positively impacted net income in 2004.

Basic Earnings Per Share Increase to € 6.88

In 2004, basic earnings per share were € 6.88 versus € 5.72 in 2003. This represents a 20% year-over-year increase. The total number of shares outstanding increased by 405,250 shares in 2004 to 45,859,000 as a result of stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas-Salomon AG (see note 32). Diluted earnings per share increased 14% to € 6.54 in 2004 from € 5.72 in 2003. The dilutive effect mainly results from approximately four million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004 (see note 28).

Net Income € in millions



2000
182
2001
208
2002
229
2003
260
2004
314

Net Income by Quarter € in millions



Q1 2004
72
Q1 2003
51
Q2 2004
44
Q2 2003
32
Q3 2004
179
Q3 2003
150
Q4 2004
20
Q4 2003
27

No Material Subsequent Events and Developments

From the end of 2004 to the time at which the compilation of the Group's financial statements was completed, no material transactions at the Group or brand level had occurred. In addition, there were no major macroeconomic or socio-political changes which we expect to influence our business materially.

Noteworthy Subsequent Developments

In January 2005, adidas-Salomon launched an unrestricted sponsored American Depositary Receipt (ADR) program to enable more US investors to participate in the Group's future performance. Furthermore, as a result of stock options exercised as part of various tranches of the Management Share Option Plan (MSOP) of adidas-Salomon AG, the number of outstanding shares increased by 81,050 shares to 45,940,050. To further optimize the Group's financing structure, adidas-Salomon mandated a group of banks to arrange a syndicated loan facility in the amount of € 800 million in December 2004, which was signed in February 2005. The purpose of the transaction was to replace medium-term lines, which the Group had terminated in the summer, at more attractive terms, thus helping to further improve adidas-Salomon's financing structure. The syndicated loan facility matures in 2010 and carries two options, each for a one-year extension.

Strategic Initiatives Announced

In January 2005, adidas-Salomon announced several strategic initiatives, including a long-term agreement with FIFA, an eight-year partnership with the English football club Chelsea FC to start in 2006, as well as sponsorship agreements for the Beijing 2008 Olympic Games.

FINANCE AND INVESTMENT

Total Assets Increase

In 2004, total assets grew by 6% to € 4.427 billion versus € 4.188 billion in the prior year, mainly as a result of investments in short-term financial assets and an increase in other current assets.

Receivables Decrease by 3%

Receivables at adidas-Salomon were reduced by 3% to € 1.046 billion in 2004 versus € 1.075 billion in the prior year. On a currency-neutral basis, this represents a decline of 1% and reflects strict discipline in the Group's trade terms management and concerted collection efforts at all brands.

Inventories Reduced by 1%

Working capital management continues to be a high priority at adidas-Salomon. Inventories at adidas-Salomon were reduced by 1% to € 1.155 billion in 2004 from € 1.164 billion in 2003, reflecting a positive development for the fourth year in a row. Improvements were the result of successful clearance activities. On a currency-neutral basis, this represents an increase of 2% and is clearly below our sales growth expectations.

Other Current Assets Increase by 46%

Other current assets increased by 46% to € 378 million in 2004 from € 259 million in 2003. The increase is mainly due to higher prepayments for promotion contracts and higher taxes receivable.

Total Assets € in millions


2000 4,018
2001 4,183
2002 4,261
2003 4,188
2004 4,427

Receivables € in millions


2000 1,133
2001 1,253
2002 1,293
2003 1,075
2004 1,046

Inventories € in millions


2000 1,294
2001 1,273
2002 1,190
2003 1,164
2004 1,155

Balance Sheet Structure[1] in % of total assets

	2004	2003
Assets		
Cash and cash equivalents	**4.4**	4.5
Short-term financial assets	**5.8**	2.1
Accounts receivable	**23.6**	25.7
Inventories	**26.1**	27.8
Other current assets	**8.5**	6.2
Total current assets	**68.5**	**66.3**
Fixed assets	**25.5**	26.9
Deferred tax assets	**3.6**	4.3
Other non-current assets	**2.3**	2.5
Total non-current assets	**31.5**	**33.7**
Total assets	**100.0**	**100.0**
Liabilities, minority interests and shareholders' equity		
Short-term borrowings	**4.2**	0.0
Accounts payable	**13.4**	14.1
Income taxes	**3.8**	3.8
Accrued liabilities and provisions	**12.6**	10.9
Other current liabilities	**4.2**	3.3
Total current liabilities	**38.1**	**32.1**
Long-term borrowings	**19.5**	29.3
Pensions and similar obligations	**2.5**	2.5
Deferred tax liabilities	**1.8**	1.6
Other non-current liabilities	**0.7**	0.8
Total non-current liabilities	**24.5**	**34.2**
Minority interests	**0.7**	1.4
Shareholders' equity	**36.8**	32.4
Total liabilities, minority interests and shareholders' equity	**100.0**	**100.0**

[1] For absolute figures see Consolidated Balance Sheet

Fixed Assets Stable

Fixed assets (including financial assets) were stable at € 1.130 billion in 2004 (2003: € 1.128 billion). An increase resulted from additions in the amount of € 183 million mainly due to the expansion of own-retail activities, IT infrastructure and goodwill additions. This was counterbalanced by depreciation and amortization including goodwill of approximately € 162 million as well as currency effects of approximately € 11 million. Disposals reduced fixed assets by an additional € 8 million.

Other Non-Current Assets Decrease by 2%

Other non-current assets were reduced by 2% to € 103 million in 2004 from € 105 million in 2003. The decrease is mainly due to higher prepayments associated with new or extended long-term promotion contracts in 2003 which did not recur to the same extent in 2004.

Other Current Liabilities Increase by 33%

Other current liabilities rose 33% to € 184 million in 2004 (2003: € 139 million). This increase is mainly due to higher VAT tax liabilities resulting from the growth in business.

Other Non-Current Liabilities Reduced by 13%

Other non-current liabilities decreased by 13% to € 31 million in 2004 from € 35 million in 2003, primarily due to a lower negative fair value of financial instruments used for hedging activities within the Group and a decrease in obligations under capital lease contracts.

Equity Ratio Improves Further, *Financial Leverage at* Lowest Level Since Salomon Acquisition

The Group's equity base was further strengthened in 2004 *despite negative currency effects.* Shareholders' equity rose 20% to € 1.628 billion in 2004 from € 1.356 billion in 2003. The majority of the net income from 2003 was retained within the Group and used to strengthen the equity base. Negative effects, however, came from the translation of foreign subsidiaries' equity into euro at year-end due to exchange rate movements. As a matter of corporate policy, adidas-Salomon hedges for the translation of local balance sheets only in very limited circumstances. In such cases, if certain criteria are met, we may use changes in functional currencies of foreign subsidiaries, changes in the currency denomination of their monetary assets, or hedging with forward contracts or options for this purpose. In addition, the hedging reserve resulting from the fair valuation of financial instruments used for product sourcing negatively impacted the year-end equity balance (see note 23). The equity ratio rose by 4.4 percentage points to 36.8% in 2004 from 32.4% in 2003. Financial leverage improved 33 percentage points to 36% in 2004 versus 70% in the prior year.

Equity Ratio in %

2000	20.3
2001	24.3
2002	25.4
2003	32.4
2004	36.8

Financial Leverage in %

2000	219.6
2001	165.5
2002	138.5
2003	69.8
2004	36.5

Change in Cash and Cash Equivalents € in millions


190
573
(360)
(205)
(2)
196
Cash and cash equivalents at the end of 2003
Net cash provided by operating activities
Net cash used in investing activities
Net cash used in financing activities
Effect of exchange rates on cash
Cash and cash equivalents at the end of 2004

Capital Expenditure by Brand[1]


TaylorMade-adidas Golf 8%
Salomon 17%
adidas 75%

[1]Excluding Headquarter/Consolidation

Cash Flow Impacted by Outflows for Short-Term Financial Assets

The Group's cash provided by operating activities is used for investing activities, for the reduction of debt and for the payment of dividends. Cash outflows for investing activities were € 360 million in 2004, an increase of 51% versus the 2003 level of € 238 million, and included the purchase of tangible, intangible and financial assets. Spending for property, plant and equipment such as investments in adidas own-retail activities and IT projects increased by € 7 million or 6% to € 117 million in 2004 from € 110 million in 2003. Cash outflows for investments in intangible assets increased by € 6 million or 16% to € 41 million versus € 35 million in 2003, including goodwill resulting from the acquisition of the remaining shares of Salomon & Taylor Made Japan, adidas Turkey and adidas Malaysia. The net cash used for acquiring subsidiaries in an amount of € 10 million in 2004 is related to the acquisition of the US-based former adidas licensee partner Valley Apparel and the Dutch logistic services provider Maersk Ewals Logistics B.V. In 2003, the Group acquired no subsidiaries. The Group used excess cash in 2004 to purchase highly liquid investment funds for an amount of € 168 million, more than twice as high as the prior year's level of around € 80 million.

Net Borrowings Reduced by € 352 million

Net borrowings at December 31, 2004 were € 594 million, down 37% or € 352 million versus € 946 million at the end of the prior year. Continued tight working capital management had a significant positive impact on this decline. In addition, positive currency effects contributed approximately 7% or € 24 million of the net borrowings improvement. The Group's net borrowings reduction represents the fourth consecutive year of significant improvements and clearly exceeded Management's target that was announced at the beginning of 2004. On the basis of net borrowings, the utilization of available credit facilities for the Group was 20% at the end of 2004 versus 28% at the end of 2003.

Net Borrowings € in millions


2000 1,791
2001 1,679
2002 1,498
2003 946
2004 594

Net Borrowings by Quarter[2] € in millions


Q1 2004 1,045
Q1 2003 1,624
Q2 2004 967
Q2 2003 1,583
Q3 2004 913
Q3 2003 1,423
Q4 2004 594
Q4 2003 946

[2]At end of period

Interest Rates[3] in %


2000 5.1
2001 4.5
2002 3.2
2003 2.7
2004 3.4

[3]Weighted average interest rate of gross borrowings

Interest Rate Development

The weighted average interest rate on the Group's gross borrowings rose 0.7 percentage points to 3.4% in 2004 from 2.7% in 2003. The main reason for this increase was the relatively higher share of fixed interest rate debt. This reflects, as a consequence of the continuing decline of the Group's debt, the rising share of longer-term fixed-rate financings with currently higher interest rates in the total financing structure. As a result, adidas-Salomon will be able to benefit from historically low interest rates for an extended period of time. The calculation of the average interest rate also includes a higher interest rate than actually paid for the convertible bond in accordance with IFRS requirements.

Financing Structure Continues to Improve

In response to the sharp decline in net borrowings during 2004, we have terminated our Belgian commercial paper program as well as our multinational asset-backed securities (ABS) program and did not utilize our German commercial paper program during 2004. As a result, the Group's borrowings of € 1.049 billion, representing a reduction of 14% versus last year (2003: € 1.225 billion), consist of bank borrowings of € 172 million, reflecting an increase of 39% compared to € 124 million in the prior year, and several private placements totaling € 592 million, down 13% from € 684 million in 2003. In addition, € 285 million of the total borrowings are related to the Group's outstanding convertible bond, representing an increase of 2% from € 279 million, reflecting the accruing interest on the debt component in accordance with IFRS requirements. Further, adidas-Salomon has increased its financial investments by € 170 million or 191% to € 259 million versus € 89 million in 2003. For more details on our short-term financial assets see note 6.

Total Credit Facilities € in millions

	2004	2003
Short-term lines	2,146	1,473
Medium-term committed lines	0	931
Private placements	592	684
Convertible bond	285	279
Total	3,023	3,367

Remaining Time to Maturity of Available Facilities € in millions

	2004	2003
< 1 year	2,160	1,473
1 to 3 years	145	116
3 to 5 years	524	1,265
> 5 years	194	513
Total	3,023	3,367

Currency Split of Gross Borrowings € in millions

	2004	2003
EUR	685	784
USD	266	319
JPY	0	25
All others	98	97
Total	1,049	1,225

Financing Structure € in millions

	2004	2003
Cash and short-term financial assets	**455**	**279**
Bank borrowings	172	124
Commercial paper	0	29
Asset-backed securities (ABS)	0	109
Private placements	592	684
Convertible bond	285	279
Gross borrowings	**1,049**	**1,225**
Net borrowings	**594**	**946**

adidas

In 2004, brand adidas sales grew 8% on a currency-neutral basis as a result of solid growth in all three divisions. In euros, revenues increased 5% to € 5.174 billion versus € 4.950 billion in 2003. adidas gross margin improved 3.6 percentage points to 44.1% in 2004 from 40.6% in 2003. This positive development reflects favorable currency effects, lower clearance sales at better margins, our improving product mix as well as increased adidas own-retail activities. Operating profit increased 43% to € 523 million in 2004 versus € 365 million in the prior year as a result of the sales and gross margin expansion.

adidas at a Glance € in millions

	2004	2003	Change
Net sales	**5,174**	4,950	5%
Gross margin	**44.1%**	40.6%	3.6pp
Operating profit	**523**	365	43%

adidas Net Sales by Quarter € in millions



Q1 2004
1,378
Q1 2003
1,405
Q2 2004
1,207
Q2 2003
1,137
Q3 2004
1,570
Q3 2003
1,475
Q4 2004
1,020
Q4 2003
933

adidas Sales Up 8% on a Currency-Neutral Basis in 2004

In 2004, currency-neutral sales for adidas grew 8% reflecting increases in all regions. In euro terms, at € 5.174 billion, sales were 5% higher than in 2003, when sales reached € 4.950 billion.

Football and "Apparel Breakthrough" Initiative Drive Growth in the Sport Performance Division

adidas Sport Performance is the largest division within the Group and comprised 82% of brand adidas revenues. Currency-neutral sales in this division grew 6% in 2004. This represents an increase of 3% in euro terms to € 4.223 billion in 2004 from € 4.102 billion in 2003. Underlying growth was driven by double-digit increases in the football category as a result of the high demand surrounding the UEFA EURO 2004™ European Football Championships in general and our strong product offering in particular. In addition, strong sales growth was recorded in all major apparel categories, reflecting the success of our "Apparel Breakthrough" initiative. These improvements more than compensated for declines in other footwear categories. Sales in the division were split on a relatively equal basis between footwear and apparel.

Both Apparel and Footwear Categories Increase at Sport Heritage

The Sport Heritage division contributed 18% to brand adidas sales. In 2004, sales in this division increased 15% on a currency-neutral basis or 11% in euro terms to € 907 million versus € 816 million in 2003. This improvement reflects significantly increased momentum during the second half of the year and was largely driven by strong increases in apparel, where revenues were up 101% on a currency-neutral basis or 96% in euro terms to € 135 million (2003: € 69 million). In addition, solid increases in footwear also contributed to the sales growth. Currency-neutral sales in this category increased 7%, while revenues in euros grew 4% to € 760 million in 2004 from € 732 million in the prior year.

Sport Style Division Continues to Grow at Double-Digit Rates

In their second year on the market, adidas Sport Style products continued to enjoy great popularity and were characterized by strong sell-throughs. As a result, Sport Style sales grew 24% on a currency-neutral basis and in euro terms to € 19 million in 2004 (2003: € 15 million), representing less than 1% of brand adidas revenues in 2004. Sales in this division are evenly divided between footwear and apparel.

adidas Net Sales by Division


Sport Style **<1%**
Sport Heritage **18%**
Sport Performance **82%**

Currency-Neutral Sales Grow 4% in Europe

Sales for brand adidas in Europe increased 4% on a currency-neutral basis. In euro terms, revenues grew 3% to € 2.947 billion in 2004 from € 2.851 billion in 2003 with solid increases coming from the UK, France and Iberia. In the region's emerging markets, which include Eastern European countries, the Middle East and Africa, revenues continued to grow at strong double-digit rates, with particularly robust gains in Russia, where sales increased more than 50%. Increased focus on key accounts and adidas own-retail activities were the main contributors to growth in each of these markets.

Currency-Neutral Sales in North America Increase 4%

On a currency-neutral basis, adidas sales in North America increased 4%. In euro terms, however, revenues decreased 5% in 2004 to € 1.017 billion from € 1.067 billion in the prior year. This underlying sales development reflects sequential quarter-over-quarter improvements throughout the year and is evidence of our successful new distribution strategy and strong product offering in the USA.

Currency-Neutral adidas Sales Grow 21% in Asia

In 2004, currency-neutral adidas sales grew 21% in Asia. This represents an increase of 15% in euros to € 968 million from € 839 million in 2003. The impressive currency-neutral sales growth was mainly driven by strong performance in China, where sales almost doubled in 2004, and Japan. In addition, many other countries in the region achieved strong double-digit revenue growth, including South Korea, Taiwan and Malaysia. This development reflects the strong reception of our product offering, in particular apparel.

Currency-Neutral adidas Sales in Latin America Up 34%

From a regional perspective in 2004, the adidas brand grew most vigorously in Latin America where sales increased by 34% on a currency-neutral basis. In euro terms, sales improved 25% to € 217 million in 2004 from € 173 million in 2003. Continued strong double-digit growth in Brazil, Mexico and Argentina was the primary driver of this positive development. Sales in the football category were particularly strong across the region.

adidas Net Sales by Region


Latin America 4%
Asia 19%
North America 20%
Europe 57%

adidas Net Sales in Europe by Quarter € in millions

Q1 2004	845
Q1 2003	825
Q2 2004	665
Q2 2003	650
Q3 2004	935
Q3 2003	892
Q4 2004	502
Q4 2003	485

adidas Net Sales in North America by Quarter € in millions

Q1 2004	243
Q1 2003	306
Q2 2004	265
Q2 2003	268
Q3 2004	299
Q3 2003	293
Q4 2004	211
Q4 2003	200

adidas Net Sales in Asia by Quarter € in millions

Q1 2004	232
Q1 2003	234
Q2 2004	224
Q2 2003	177
Q3 2004	266
Q3 2003	229
Q4 2004	246
Q4 2003	199

adidas Net Sales in Latin America by Quarter € in millions

Q1 2004	47
Q1 2003	35
Q2 2004	48
Q2 2003	40
Q3 2004	63
Q3 2003	51
Q4 2004	59
Q4 2003	47

adidas Own Retail as Important Top-Line Growth Driver

An increasingly important part of brand adidas revenues are own-retail activities. Own retail within adidas consists of four components: concept stores, factory outlets, Internet sales and concession corners in Asian emerging markets. At the end of 2004, adidas operated 235 concept stores (2003: 173). These stores, which market Sport Performance and/or Sport Heritage products directly to the consumer, were the main driver of the increase of adidas own-retail sales in 2004. Major openings included Sport Performance stores in Las Vegas, London and Osaka as well as Sport Heritage stores in Barcelona, Boston and Moscow. Factory outlets, which are utilized to optimize clearance activities for brand adidas, currently number 206 (2003: 174) and are responsible for the majority of adidas own-retail revenues. Internet sales, which represent an increasingly important sales vehicle in North America, are available at www.adidas.com. adidas concession corners, which provide sales infrastructure in emerging markets in Asia, number 202 (2003: 178). adidas own-retail activities made up 11% of brand sales in 2004, up from 9% in the prior year. This represents an increase of 30% in currency-neutral terms and 24% in euros to € 555 million in 2004 from € 447 million in 2003. This was driven both by comparable sales growth and new store openings.

Strong Gross Margin Expansion Continues

The adidas gross margin improved 3.6 percentage points to 44.1% in 2004 from 40.6% in 2003. This development reflects favorable currency effects, lower clearance sales combined with higher clearance margins, our improving product mix as well as increased own-retail activities. The improvement was supported by higher margins in virtually all categories. As a result of the sales increase as well as the gross margin improvement, adidas gross profit increased 14% to € 2.284 billion in 2004 versus € 2.008 billion in 2003.

Operating Profit Increases 43%

In 2004, adidas operating expenses increased 7% to € 1.761 billion from € 1.643 billion in the prior year. As a percentage of sales, operating expenses increased 0.8 percentage points to 34.0% in 2004 from 33.2% in 2003. This increase mainly reflects expenditures associated with the European Football Championships and the Summer Olympics as well as strategic investments in North America and Asia initiated to accelerate growth trends in these two regions. Operating expenses were also impacted by the continued expansion of our own-retail activities. However, solid top-line growth and overproportionate gross margin expansion drove adidas operating profit up 43% to € 523 million in 2004 versus € 365 million in the prior year. Similarly, operating margin increased strongly by 2.7 percentage points to 10.1% versus 7.4% in the prior year.

adidas Own-Retail Sales by Channel


Internet 2%
Factory outlets 62%
Concept stores 33%
Concession corners 3%

Salomon

Salomon sales increased 2% on a currency-neutral basis in 2004 as a result of higher sales in the apparel, nordic and cycling categories. In euros, however, revenues declined 1% to € 653 million versus € 658 million in the prior year. Salomon gross margin decreased 0.4 percentage points to 39.6% of sales in 2004 from 40.1% in 2003. This development was mainly attributable to negative currency effects. Operating profit declined 74% to € 9 million in 2004 versus € 35 million in 2003, reflecting the cost of the production-related restructuring program as well as unfavorable currency effects.

Salomon at a Glance € in millions

	2004	2003	Change
Net sales	**653**	658	(1%)
Gross margin	**39.6%**	40.1%	(0.4pp)
Operating profit	**9**	35	(74%)

Salomon Net Sales by Quarter € in millions



Q1 2004
122
Q1 2003
124
Q2 2004
72
Q2 2003
67
Q3 2004
205
Q3 2003
199
Q4 2004
253
Q4 2003
268

Salomon Currency-Neutral Sales Increase 2%

Salomon sales increased 2% currency-neutral, reflecting improvements in all regions except Asia. In euro terms, sales decreased 1% to € 653 million in 2004 from € 658 million in 2003.

Currency-Neutral Revenues Grow in Summer and Winter Sports

Winter sports product sales, about 67% (2003: 67%) or € 434 million of Salomon's total revenues in 2004, increased 1% in currency-neutral terms largely due to strong growth in the nordic category despite a decline in alpine products. In euro terms, however, sales declined 1% to € 434 million (2003: € 440 million). Summer sports products comprised 33% of revenues in this segment or € 219 million in 2004 (2003: 33% or € 218 million). Sales of these products grew 2% in currency-neutral terms and were stable in euros in 2004. The main drivers of the underlying improvement were higher sales in the apparel and cycling categories. This more than offset a decline in the skating categoriy.

Europe Drives Currency-Neutral Sales Growth

From a regional perspective, Europe led currency-neutral sales growth for Salomon in 2004. Currency-neutral sales in the region grew 3%, driven by improvements in Austria, Italy and Eastern Europe. In North America, currency-neutral sales increased 1%. In both regions, sales increases were driven by growth in the apparel category. Revenues in Asia declined 6% in currency-neutral terms, reflecting the continued poor winter business in Japan as a result of the difficult weather conditions despite sales improvements in virtually all other markets. At the same time, sales increased in summer sports. In Latin America, currency-neutral sales of Salomon grew 45%, albeit from a very small base, due to growing market share in Argentina and Brazil as well as strong growth in Salomon's summer and winter business. Currency effects negatively impacted revenues in all regions. In euro terms, sales grew 2% in Europe to € 428 million in 2004 from € 418 million in 2003. In North America, revenues declined 6% in euro terms to € 154 million versus € 164 million in the prior year. Asian sales declined 9% in euros to € 63 million in 2004 from € 69 million in 2003. And in Latin America, sales increased 37% in euro terms to € 5 million versus € 4 million in the prior year.

Negative Currency Effects Drive Gross Margin Decline

Salomon gross margin declined 0.4 percentage points to 39.6% in 2004 versus 40.1% in 2003. This decrease was mainly attributable to negative currency effects, arising from the fact that nearly all Salomon hardware sourcing and production takes place in Europe, while a large portion of sales is registered in non-euro currencies, which for the most part depreciated significantly versus the euro in 2004. In addition, lower inline skate margins contributed to the overall decrease. Higher cycling component and apparel category margins were only partly able to offset these declines. As a result of this development and lower revenues in euro terms, Salomon gross profit declined 2% to € 259 million in 2004 from € 264 million in 2003.

Salomon Net Sales by Product Category



Surfing 1%
Skating[2] 6%
Nordic[1] 7%
Snowboarding[3] 7%
Apparel[5] 12%
Alpine[1] 40%
Outdoor footwear 14%
Cycling[4] 13%

[1] Includes skis, boots, bindings and other related products
[2] Includes inline skates and skateboards
[3] Includes boards, boots and bindings
[4] Includes wheels, rims and other related cycling products
[5] Includes apparel and gear

Salomon Net Sales by Region



Latin America 1%
Asia 10%
North America 24%
Europe 65%

Operating Profit Decline Reflects Restructuring Costs

Operating expenses at Salomon increased 9% to € 249 million in 2004 (2003: € 228 million). As a percentage of sales, operating expenses increased 3.5 percentage points to 38.2% from 34.7% in the prior year. This mainly reflects production-related restructuring costs of around € 19 million aimed at improving Salomon's profitability and further ensuring its long-term competitiveness. Furthermore, additional marketing spending related to the first-time inclusion of the adidas Cycling business into the Salomon segment contributed to this increase. As a result of this development, the gross margin decline and lower revenues in euro terms, operating profit was down 74% to € 9 million in 2004 from € 35 million in 2003. Salomon's operating margin declined 3.9 percentage points to 1.4% of sales in 2004 from 5.4% in the prior year.

TaylorMade-adidas Golf

In 2004, currency-neutral sales at TaylorMade-adidas Golf grew 5% as a result of strong development in the metalwood and apparel categories. In euro terms, however, revenues declined 1% to € 633 million in 2004 versus € 637 million in 2003. Gross margin increased 1.5 percentage points to 47.0% of sales versus 45.5% in the prior year, driven by improvements in all major categories. Operating profit, however, decreased 11% to € 60 million in 2004 from € 67 million in 2003 as a result of increased operating expenses due to higher provisions for doubtful debt as well as increased marketing expenditures.

TaylorMade-adidas Golf at a Glance € in millions

	2004	2003	Change
Net sales	**633**	637	(1%)
Gross margin	**47.0%**	45.5%	1.5pp
Operating profit	**60**	67	(11%)

TaylorMade-adidas Golf Net Sales by Quarter € in millions



Q1 2004
116
Q1 2003
134
Q2 2004
185
Q2 2003
177
Q3 2004
176
Q3 2003
176
Q4 2004
155
Q4 2003
150

Currency-Neutral TaylorMade-adidas Golf Sales Up 5%

Currency-neutral sales at TaylorMade-adidas Golf grew 5% during 2004 reflecting improvements in all regions except Europe. In euro terms, full year revenues declined 1% to € 633 million in 2004 from € 637 million in 2003.

Currency-Neutral Sales Growth Driven by New Product Introductions and Expanding Product Lines

Currency-neutral sales improvement at TaylorMade-adidas Golf was driven by double-digit increases in the metalwood and apparel categories as well as solid growth in footwear. The metalwood growth was largely due to successful new product introductions in this category such as our revolutionary r7® quad driver. As a result, TaylorMade not only remained world leader in the industry's largest and most profitable category but even further strengthened its number one position in 2004. Apparel and footwear revenue growth was driven by the continued strength of our ClimaLite® and ClimaCool® technologies. Sales of irons, putters and golf balls, however, declined.

Currency-Neutral Sales Growth Strongest in Asia

On a regional basis, currency-neutral revenue growth in 2004 was driven by strong performance in Asia, where sales increased 10% due to robust growth in Japan as well as double-digit increases in nearly all other major Asian markets. Currency-neutral sales also increased in North America, up 4%. In both of these regions, underlying sales development was driven by strong performance in the apparel and metalwood categories. In Europe, currency-neutral sales decreased 2%, mainly as a result of an overall decline in the UK and lower sales in the irons category. In Latin America, currency-neutral sales of TaylorMade-adidas Golf grew 68%, albeit from a very small base, driven by vigorous growth in all categories. Negative currency effects impacted TaylorMade-adidas Golf sales performance in all regions except Europe. As a result, Asian revenues in euro terms increased 6% to € 220 million in 2004 versus € 207 million in 2003. In North America, sales in euros declined 5% to € 315 million from € 331 million in the prior year. European sales were stable in euro terms at € 96 million (2003: € 96 million). And in Latin America, sales increased 53% in euro terms in 2004 to € 2 million (2003: € 2 million).

Gross Margin Improvement Supported by Increases in All Major Categories

In 2004, TaylorMade-adidas Golf's gross margin grew 1.5 percentage points to 47.0% from 45.5% in 2003. This increase was mainly a result of higher metalwood margins due to successful new product launches including our r7® quad driver. In addition, gross margins also improved in all other major categories including putters, golf balls, irons and apparel, which is evidence of the broad strength of TaylorMade-adidas Golf's product offering. These increases were only partly offset by a decline in accessories. As a result of the positive gross margin improvement which more than compensated for lower sales in euro terms, TaylorMade-adidas Golf gross profit increased 3% to € 298 million in 2004 from € 290 million in 2003.

TaylorMade-adidas Golf Net Sales by Product



Putters 3%
Accessories[1] 6%
Golf balls 6%
Footwear 7%
Apparel 11%
Metalwoods 48%
Irons 19%

[1] Includes golf bags, gloves and other accessories

TaylorMade-adidas Golf Net Sales by Region



Latin America <1%
Europe 15%
Asia 35%
North America 50%

Higher Operating Expenses More Than Offset Gross Margin Improvement

Operating expenses at TaylorMade-adidas Golf increased by 7% to € 237 million in 2004 from € 222 million in 2003. As a percentage of sales, this represents an increase of 2.6 percentage points to 37.5% in 2004 from 34.9% in 2003. This development, which was mainly the result of higher provisions for doubtful debt and increased marketing expenditures related to new product launches, in particular the r7® quad driver, more than offset the gross margin improvement. As a result, operating profit for TaylorMade-adidas Golf decreased 11% to € 60 million in 2004 from € 67 million in 2003. Operating margin declined 1.1 percentage points to 9.5% in 2004 (2003: 10.6%).

Risk Management

The global business landscape of the sporting goods industry remained highly volatile in 2004 with macroeconomic uncertainties and rapidly changing consumer preferences. As a result, the adidas-Salomon Group is continually confronted by a variety of risks while at the same time exploring opportunities to maximize earnings and increase shareholder value. Our risk management system provides the framework for safeguarding our strong competitive position and for sustaining the success of our Group into the future.

Risk Management System - Principles and Process

At adidas-Salomon we constantly strive to improve our operational and financial performance. This is often associated with risks that can result from a multitude of causes. The ability to identify, control and limit the impact of these risks, while capitalizing on business opportunities, is a constant task of our leadership and the entire organization. Our risk management is closely linked to each of our core business areas and is an integral part of our decision-making process. Our risk management system is composed of the following elements:

- → Risk identification: The starting point of our risk management is the completion and regular review of potential risk area profiles. We have identified key risk areas for our Group, the sporting goods industry and the environment in which we operate. Specific risks within each of these areas are reviewed regularly by management at different levels within our organization.
- → Risk measurement: We strive to measure risk in a quantitative manner with an understanding of the potential best and worst case scenarios and their impact on the short- and long-term financial health of our Group. Where risks cannot be quantified, we qualify them with criteria such as brand strength erosion and level of severity.
- → Risk analysis: Risk analysis serves as an important basis for all our decision-making, whereupon we avoid, reduce, transfer or accept risk as appropriate.
- → Risk controlling: Risk controlling is also embedded in the Group's decision-making processes. Resource deployment or changes in strategic direction are evaluated and reviewed on a business case basis, which incorporates relevant risk components. In a quarterly or more frequent rhythm, we utilize formalized risk and opportunity reporting and monitoring processes in conjunction with our business unit reviews.
- → Risk management: Our global risk management manual is at the core of our integrated risk management system. The manual outlines the principles, processes, tools, risk areas and key responsibilities within our Group.

Overall Risk

Based on the compilation of risks explained within this report and the current business outlook, no immediate risks have been identified which could jeopardize the ongoing business health and viability of adidas-Salomon. The equity capitalization and earning power of adidas-Salomon form a solid basis for our future business development. We have taken appropriate precautions against typical business risks that could negatively affect our financial standing and profitability situation.

Overview Corporate Risks

Macroeconomic and sector risks
- Economy and consumer spending
- Currency risks
- Interest rate risks
- Risks from competition

Value chain risks
- Trade risks
- Supplier risks
- Customer risks

Operational risks
- Brand image and marketing expenditure
- Research & development
- Product quality, liability and counterfeiting
- Own retail
- Property

Other risks
- Financing and liquidity risks
- Investment risks
- Legal risks and risks from regulatory environment
- Risks from social and environmental factors
- Information technology
- Personnel

MACROECONOMIC AND SECTOR RISKS

Economy and Consumer Spending

adidas-Salomon delivers consumer goods to the sporting goods sector, which could be negatively impacted by declining demand in an economic downturn. Economic downturns in particular, but also inflation, political instability, as well as current fashion trends can result in considerable fluctuations in buying behavior. adidas-Salomon limits this risk by utilizing a diverse and global brand and product portfolio, which reduces our dependency on the development of individual markets. Similarly, the Group monitors the development of relevant economic indicators (e.g. consumer sentiment and spending) and has implemented a flexible system to react to these developments, such as the ability to switch product offering between regions as appropriate.

Currency Risks

Most of the Group's currency risks result from the fact that approximately 70 to 80% of our sourcing is done with suppliers that are primarily located in the Far East and the products are invoiced mainly in US dollars. However, since our sales to customers are denominated primarily in euros and other currencies (such as the Japanese yen, the Canadian dollar and the British pound), the Group is exposed to the risk of exchange rate movements. Wherever possible, adidas-Salomon uses natural hedges to reduce currency risks. However, the Group has to buy approximately US$ 1.5 billion versus other currencies every year, of which US$ 1.1 billion is versus the euro. To further mitigate the currency risk, hedging takes place typically up to 18 months in advance. Applied hedging instruments include forward contracts, swaps and currency options or combinations of currency options, which on the one hand provide protection against an appreciation of the US dollar, but on the other hand allow us to participate in the depreciation of the US dollar.

Interest Rate Risks

Significant interest rate changes can have a material adverse effect on the Group's profitability and liquidity. To minimize the risk of a major rise in interest rates, the vast majority of the Group's floating rate borrowings are protected with interest rate caps. Further, the Group is committed to continually reducing its net borrowings in order to minimize interest expenses. In 2004, we decided not to renew maturing interest rate caps of approximately € 200 million. Moreover, adidas-Salomon has made use of the historically low longer-term interest rates in 2003 and 2004 to shift part of its borrowings from floating to fixed-rate financing arrangements.

Risks from Competition

The sporting goods industry is a highly competitive sector. Many of the major markets in which adidas-Salomon operates are characterized by a relatively high degree of saturation. In order to achieve further growth in these markets, adidas-Salomon must expand its market share at the expense of both strong global competitors and numerous niche suppliers by developing new products and market segments. Nevertheless, changes in the competitive environment can lead to over-capacity, pricing pressure or lower interest in the Group's products. adidas-Salomon strives to reduce this risk by investing in advertising and sponsorships as well as product development to ensure a positive brand image and by offering high-quality products to stimulate ongoing demand in the Group's product offering.

VALUE CHAIN RISKS

Trade Risks

adidas-Salomon is exposed to risks associated with being involved in global trade as most of the adidas-Salomon products are manufactured in the newly industrialized countries of Asia. These risks include the introduction or increase of import duties or customs tariffs, import restrictions or quotas and other trade restrictions, political instability, the ability to recover from natural disasters as well as problems arising from local production conditions. The business activity of adidas-Salomon could be significantly adversely affected if, as a result of trade restrictions or other occurrences, production was substantially reduced and adidas-Salomon were unable to quickly transfer its sourcing to manufacturers in other countries. adidas-Salomon limits this risk by working with large, well-financed, industry-leading suppliers, which, when possible, have facilities in multiple countries. This provides flexibility to switch manufacturing within the existing suppliers from one country to another. However, sourcing from Asia also opens opportunities for the Group if trade restrictions are abrogated as in the case of cancellation of textile export quotas between WTO member countries in 2005.

Supplier Risks

The vast majority of adidas-Salomon products are produced by independent factories in accordance with our technical and design specifications. Their delivery performance, pricing and product quality are critical to adidas-Salomon. Most of these manufacturers are based in Asia, especially China, Indonesia, Vietnam and Thailand, and in Turkey (see our Social & Environmental Report). If adidas-Salomon were prevented from purchasing footwear from our largest supplier or from one of the three largest source countries, this would have a material impact on the Group's ability to meet consumer demand at least in the short term. adidas-Salomon limits this risk by having a balanced portfolio of suppliers with most being large and well-financed and therefore able to expand production capacity quickly should the Group need to sever its relations with a specific supplier.

Customer Risks

Changes in the competitive environment among customers, in particular the increasing consolidation in sporting goods retail, have the potential to impact our business. As an example, the advanced consolidation in the US market puts considerable pressure on gross margins for all suppliers in that region. adidas-Salomon limits this risk by servicing at least ten key accounts per region to avoid a dependency on one single retailer. As a result, no single customer accounted for 10% or more of our overall net sales in 2004. However, a strong reduction of business with these retailers could adversely affect Group sales and profitability. In addition, if any major customer became insolvent or otherwise failed to pay its debts, it could have a negative impact on profitability. To minimize the risk, the Group utilizes rigorous credit processes and adequate provisioning for bad debts.

OPERATIONAL RISKS

Brand Image and Marketing Expenditure

The success of our Group depends to a large extent on the image of our brands and our capabilities to market products that meet consumer preferences. Therefore, adidas-Salomon spends a significant amount on marketing activities which is mainly dedicated to advertising and contracts with federations, clubs and athletes. The Group endeavors to minimize the risk resulting from the high absolute level of marketing spending with several actions. Firstly, adidas-Salomon conducts market research and trend marketing in the areas of design, quality and image, which is integrated into the Group's long-term strategic marketing planning. Secondly, to limit the risk associated with sponsorship contracts and campaigns, the Group approaches all major contracts and sponsorship agreements with a profit center mentality, working with top-tier marketing and advertising agencies to understand all associated costs/benefits. And thirdly, virtually all contracts include performance incentives and the opportunity for adidas-Salomon to terminate the agreement under certain circumstances such as drug abuse.

Research & Development

In the sporting goods industry, potential risks arise from the rapid development of product technologies as consumer demand is often linked to new and innovative products. As a result, adidas-Salomon puts significant efforts and investments into the development and enhancement of industry-leading performance technologies and trend-setting designs. The Group limits this risk by implementing an in-house innovation program that produces a continuous flow of cutting-edge technologies. These technologies are tested with athletes and consumers to ensure relevance in the marketplace. The program is set up to deliver a minimum of one new innovative technology or major technological evolution per year and this commitment has been exceeded since its inception in 2000. The research and development team is supported by extensive cooperation with universities and different research institutes.

Product Quality, Liability and Counterfeiting

As a supplier of consumer products, adidas-Salomon can face legal action if and when defective products are sold. Apart from the financial consequences of product liability cases, for which we have adequate insurance cover, these cases may damage market perception of our products, resulting in image impairment. Through intensive quality control we seek to minimize these risks. adidas-Salomon is also exposed to risk from product counterfeiting and imitation, which can cause the loss of sales and damage to our reputation. The Group estimates that classical product counterfeiting has a current volume of less than 10% of the volume of brand adidas sales. adidas-Salomon limits this risk through anti-counterfeiting work, in particular compliance measurement at suppliers and taking action against illegal dealers. The Group is also exposed to the risk of claims and litigation from third parties for infringement of their trademark and patent rights. adidas-Salomon therefore utilizes extensive legal protection (generally through registration) and brand safeguard programs such as working with law enforcement institutions, investigators and lawyers worldwide to detect and take action against product counterfeiting and imitation and carefully researches new products and product names to identify and avoid potentially conflicting rights of third parties.

Own Retail

Brand adidas follows the strategy to distribute a portion of its products through its own retail shops including Sport Performance stores, Sport Heritage stores as well as factory outlets. This strategy was established in order to create an opportunity to show adidas products in the Group's preferred way, independently from retailers' strategies. However, this strategy implies a different risk profile than is the case with retailers' risks. We minimize that risk by limiting the portion of our business which can be generated by own-retail activities. In addition, all shops are required to reach aggressive profitability targets dependent on size, location and investment in the store.

Property

adidas-Salomon products are manufactured, shipped and stored all over the world. Physical damage to premises, production units and warehouses can lead to business interruption. These risks are mitigated by loss prevention measures, which include working with reliable suppliers and logistics providers who guarantee high safety standards. adidas-Salomon also maintains sufficient insurance cover to prevent financial loss in the event of such damage.

OTHER RISKS

Financing and Liquidity Risks

Although the Group's level of debt has been considerably reduced in the past years, we still believe it is always prudent to ensure sufficient refinancing possibilities on an ongoing basis. During the last few years, adidas-Salomon has diversified its financing instruments to reduce our dependence on traditional bank financing. Therefore the Group initiated a multinational ABS program and German and Belgian commercial paper programs, and also issued a convertible bond as well as several long- and medium-term private placements. However, along with the continuing reduction of our net debt position, our exposure to refinancing risks has declined significantly in recent years. As a result, the Group has terminated the € 300 million Belgian commercial paper program as well as the multinational ABS program. In addition, we did not utilize our German commercial paper program during 2004. In December, adidas-Salomon mandated a group of banks to arrange a syndicated loan facility in the amount of € 800 million. The purpose of the transaction was to replace the medium-term lines, which the Group had terminated in the summer of 2004, at more attractive terms, thus helping to further improve adidas-Salomon's financing structure. Due to the Group's operations around the globe, operating cash is spread over different locations. Wherever possible and economically feasible, cash is concentrated centrally.

Investment Risks

As a result of adidas-Salomon's strong cash creation and the continuous improvement of its debt position, the Group has, as at December 31, 2004, invested € 259 million into a variety of conservative investment funds. A major decline in the value of these funds could lead to a reduction in the Group's overall assets. To minimize the related risk, adidas-Salomon diversifies its investments in several respects. The investments may be made directly, such as via a purchase of bonds, or via externally managed funds. Permitted asset classes include bonds and bond funds, absolute and total return funds, funds of hedge funds and open-end real estate funds. The Group applies amount limits for each investment, but also for each of the asset classes and for the employed individual asset management teams. Direct deposits with banks require a minimum "A-" rating of Standard & Poors or a comparable rating of another leading rating agency. adidas-Salomon is advised in its investment decisions by a leading independent consulting firm for such services.

Legal Risks and Risks from Regulatory Environment

As a global corporation, adidas-Salomon operates under a wide variety of legal and regulatory frameworks. Finding solutions for various legal matters in numerous countries entails risk for the Group, especially in the formulation of contracts, the protection of intellectual property, the resolution of legal issues and the taking of legal action. Based on all outstanding litigation, we believe that the foreseeable liabilities resulting from any claims will not materially affect the consolidated financial position of the Group in 2005 and beyond. adidas-Salomon operates in multiple jurisdictions and virtually all adidas-Salomon entities in the respective countries receive goods and services from affiliated and third parties abroad. These cross-border transactions may be challenged by the respective revenue and regulatory authorities, which could lead to additional liabilities and business disruptions. Further, a significant change in the geographic mix of the adidas-Salomon business as well as changes in tariffs, tax rates and regulatory restrictions in individual countries could affect the profitability and business prospects of adidas-Salomon. Internal and external specialists are assigned to mitigate and resolve the above-mentioned issues.

Risks from Social and Environmental Factors

We have continuing responsibilities to our workers and the environment. Malpractice in these areas can have a significant impact on the reputation and operational efficiency of our Group and our suppliers. To limit this risk, adidas-Salomon has established its own Code of Conduct, the Standards of *Engagement* (SOE). *adidas-Salomon suppliers must prove* that they meet the Group's standards and conditions before they can become business partners. An internal adidas-Salomon team also inspects suppliers' factories on a regular basis. These internal audits are verified by extensive *independent audits (see our Social and Environmental Report)*. In the event of non-compliance with our SOE, factory management together with our Social & Environmental Affairs (SEA) team develops action plans and sets deadlines for compliance and further improvements. When a factory continually fails to meet SOE standards, business relations are terminated.

Information Technology

adidas-Salomon utilizes a complex network of communications and IT applications in its business activities. Therefore natural disaster, criminal mischief or IT mismanagement can result in severe disruptions to our business. We employ various methods to mitigate these risks, including proactive maintenance, the utilization of hardware and software experts, firewall and encryption technologies and business continuity planning. Our wide area network (WAN) connections are set up in such a way as to prevent system-wide failure and all our dial-up connections to the corporate Intranet are encrypted. In addition, periodic reviews of the systems architecture and regular renewal of hardware platforms ensure that the Group meets current business requirements.

Personnel

adidas-Salomon's future success is highly dependent on our employees and their talents. Our compensation mix, based on performance and retention aspects, is targeted to minimize the risk posed by the loss of current employees, particularly in key positions. In addition, the Group has implemented *various development programs*, which are designed to extend our employees' current and future competencies, to identify and develop succession candidates for senior management vacancies quickly and reliably and to shape leadership skills for our future leaders. Our programs utilize e-learning, *on-the-job training, campus programs*, diverse forms of coaching and international as well as cross-functional exchange programs to secure access to talent at the entry level. Partnerships with universities and colleges are an integral part of our Emerging Employees program (see our Social and Environmental Report).

Outlook

2005 is set to be another strong year for adidas-Salomon. The Group's positive financial performance in 2004 as well as our strong product pipeline and marketing initiatives give us confidence that we will again be able to deliver positive top- and bottom-line performance this year. Macroeconomic signals indicate that the global economy and the sporting goods sector are likely to offer a mixed but slightly less stimulating environment in 2005. However, strong backlog development, high expectations for adidas own-retail activities and retailer feedback for all our brands support the Group's mid- to high-single-digit revenue growth expectations on a currency-neutral basis. As a result of continued gross margin strength and improved operating expenses as a percentage of sales, we also intend to further expand our operating margin and deliver net earnings comparable growth of between 10 and 15%.

Global Economy Likely to Decelerate in 2005

Economic activity in 2005 is likely to be characterized by regional discrepancies and to decelerate from 2004 levels. In Europe, for example, GDP is expected to increase by around 2%. Growth will be driven overproportionately by the emerging markets of Eastern Europe. In Western Europe, little change is expected in the region's high unemployment rates, which continue to negatively impact household incomes, consumer confidence and consumer spending. In addition, exports are likely to be negatively affected by the anticipated further strengthening of the euro and the slowing pace of world trade. In the USA, GDP growth of around 3% is projected. This represents a slowdown from 2004 levels as a result of declining fiscal and monetary stimuli, and increasing pressure on long-standing trade imbalances with other regions. However, a more competitive export environment driven by the weaker US dollar, robust business investment and expected employment increases is likely to prevent the economy from decelerating too rapidly. In Asia, economic prospects are strongest, with China likely to perform particularly well (projected GDP growth: 8%). Nevertheless, growth rates in most countries are expected to decline modestly, mirroring the global slowdown in export demand. In Japan, for example, GDP is expected to grow approximately 1%, reflecting the likely impact of tax increases on consumer spending. The region as a whole is nevertheless expected to grow robustly by 6% driven by stronger domestic demand as a result of higher disposable income. In Latin America, regional growth is expected to average 4% in 2005. Further strengthening of investment and consumption activities in many of the region's countries is expected to be the major contributor to this improvement.

Mixed Outlook for Sporting Goods Sector

The sales outlook for the sporting goods sector is also mixed for 2005. In Europe, tough overall retail market conditions are expected to spill over into the sporting goods industry during the first six months of the year in the absence of major sporting events which could spark interest in the sector. Retail consolidation is also likely to continue. In the second half of the year, however, increasing excitement around the 2006 FIFA World Cup™ is expected to support growth in the sporting goods market. In the USA, recent rationalization within the retail sector and greater distribution differentiation among suppliers is expected to help higher product sell-throughs and increasing profitability within the industry. In Asia, market conditions will support further retail expansion in 2005, which is currently the strongest growth indicator in the sector. And in the region's most important market, Japan, footwear sales are expected to improve versus the depressed 2004 level and apparel sales will continue to perform solidly.

Mid- to High-Single-Digit Currency-Neutral Sales Growth Expected in 2005

For 2005, we expect currency-neutral sales to increase at mid- to high-single-digit rates, with growth coming from all brands and in all regions. While this takes into account the economic and sector developments outlined above, more importantly it reflects the backlog development and own-retail expectations (which are not included in our backlog calculation) at brand adidas as well as feedback from retailers with respect to all of our brands. Improvements are anticipated in all product categories and we expect this growth to be largely driven by volume increases.

New Products as Important Growth Driver in 2005

At adidas-Salomon, one of our key competitive advantages is our technological leadership in the sporting goods industry. Since 2001, we have successfully brought at least one major product revolution or significant evolution per year to the market. In 2005, we will continue to leverage this strength by further commercializing evolutions of our well established technologies and introducing several completely new product technologies to the market. In addition to these new technologies, positive development in our largest sports categories will be the most important factor for our growth expectations in 2005.

adidas_1 Leads Year of Major Product Innovation

In 2005, our most important new technology is the adidas_1, the world's first "intelligent" running shoe (see Group Activities/Products). This revolutionary new product will be supported by a major advertising initiative in the first half of the year. In addition, new David Beckham, Stella McCartney, Missy Elliott and Muhammad Ali product lines will come to market in the course of the year. In the basketball category, we will deliver major evolutions for our three top athletes: Tracy McGrady, Kevin Garnett and Tim Duncan. We will also continue to evolve our famous ClimaCool® and a3® adidas Sport Performance technologies. And in the fourth quarter, we will introduce our first 2006 FIFA World Cup™ products, highlighted by the Official Match Ball.

Own Retail as Important Growth Driver for Brand adidas

Own retail will continue to be an important topic for brand adidas in 2005. We expect to open at least 100 concept stores within the next year. As a result, the percentage of revenues coming from this channel will again surpass 10% of total adidas sales. This expansion has been accelerated to allow us to best showcase the breadth of our products to consumers in major markets as well as to capture new market potential in Eastern Europe and smaller Asian countries. Major openings include adidas Sport Performance Centers in New York and Rome as well as new Sport Heritage Concept Stores in Istanbul, Sydney and Los Angeles. Because own retail has a higher than average gross margin, we also expect this to positively impact profitability at brand adidas. However, operating expenses and capital expenditures will also include increases to support the expansion of our own-retail activities.

Product Launches

Product	Brand	Launch date
KG 2 basketball shoe	adidas	February
Stella McCartney women's performance apparel line	adidas	February
adidas_1 running shoe	adidas	March
Muhammad Ali Heritage line	adidas	May
David Beckham apparel range	adidas	June/July
D-Cool basketball shoe for Tim Duncan	adidas	Q3
T-MAC 5 basketball shoe	adidas	November
2006 FIFA World Cup™ Official Match Ball	adidas	Q4
"Women Will" apparel line	Salomon	March, September
Scrambler™ Hot ski	Salomon	Q3
Crossmax® V12 ski	Salomon	Q3
rac™ irons	TaylorMade	January
BlackMAX® golf ball	Maxfli	March

Strong Backlogs Support Mid- to High-Single-Digit Sales Growth Expectations for Brand adidas

adidas backlogs at the end of 2004 increased 9% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 7%. Apparel backlogs grew 14% on a currency-neutral basis (+12% in euros), highlighting the strength of our "Apparel Breakthrough" initiative. Footwear backlogs grew 7% in currency-neutral terms (+4% in euros), reflecting improvements in many categories, in particular Sport Performance basketball and Sport Heritage products. As a result of the strong product pipeline outlined above, our excellent order book and vigorous growth expectations for our own-retail activities, we expect mid- to high-single-digit currency-neutral sales growth for adidas in 2005.

Salomon Brings Major Innovation to Both Summer and Winter Categories

The major top-line initiative at Salomon this year will focus efforts to increase our presence in the women's athletic market. With our "Women Will" campaign, we will dramatically increase our women-specific product offering and communication. We expect this to impact sales in the soft and hard goods categories. Sales growth is also expected in the cycling components category. In the winter business, we will be releasing two major ski system innovations. The Scrambler™ Hot and Crossmax® V12 will help drive improving sales in the alpine category. Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. Nevertheless, initial feedback from retailers suggests that Salomon currency-neutral sales are likely to grow at mid-single-digit rates in 2005.

Development of adidas Currency-Neutral Order Backlogs[1] in %


15
10
5
0
(5)
(10)
Q1 2003
Q4 2004
Total
Footwear
Apparel

[1]At end of quarter, change year-over-year

Development of adidas Order Backlogs by Product Category and Region[2] in %

	Europe	North America	Asia	**Total**
Footwear	2	(1)	20	**4**
Apparel	0	1	64	**12**
Total	**0**	**0**	**39**	**7**

[2]At year-end, change year-over-year

Development of adidas Order Backlogs by Product Category and Region, Currency-Neutral[3] in %

	Europe	North America	Asia	**Total**
Footwear	2	6	24	**7**
Apparel	0	8	70	**14**
Total	**0**	**7**	**44**	**9**

[3]At year-end, change year-over-year

New Irons to be Launched at TaylorMade-adidas Golf

At TaylorMade-adidas Golf, we are introducing the next generation of rac™ irons to the market in 2005, including the OS, LT and TP Forged. This is the second largest golf hardware category and one that we aspire to lead within the next three years. New product extensions are planned in the all-important metalwood category and our Clima® concept will be extended in both the footwear and apparel categories. We will also introduce Maxfli's new BlackMAX® golf ball. Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, based on trade show performance and ongoing dialog with customers, we are confident that TaylorMade-adidas Golf sales will grow at mid-single-digit rates on a currency-neutral basis in 2005.

Continued Strength Expected in Europe

On a regional basis, we will further grow our top-line momentum in Europe, our largest and most profitable region. Major growth engines will continue to be Eastern Europe, in particular Russia, as well as the UK and Iberia. Backlog development for the region was unchanged at year-end versus the prior year. This, however, masks an underlying improvement as a result of the growing significance of at-once business and increasing own-retail activities in the region. Further, orders face a tough comparison with the prior year as a result of the European Football Championships, which drove particularly strong sales growth in our football business during the second quarter of 2004. We do not anticipate much support from a macroeconomic perspective in 2005. However, we believe that the events preceding the adidas sponsored 2006 FIFA World Cup™ in Germany are likely to encourage increased adidas brand exposure and sales in Europe during the second half of the year. Further, our successful "Winning in Europe" program (see The Group/Group Strategy) continues to drive overproportionate top-line growth at key accounts and own retail, in addition to generating bottom-line improvements of approximately € 70 million between 2003 and 2006. We expect accelerated sales growth for both Salomon and TaylorMade-adidas Golf in the region. As a result, we project currency-neutral sales in Europe to grow at a mid-single-digit rate in the region in 2005.

Extending Turnaround in North America Remains Key Priority

Our turnaround of the adidas business in North America continues to be a top priority. Improving relationships with retail partners, continued fine-tuning of our distribution strategy, and increasing the own-retail presence of brand adidas will be the pillars of this strategic initiative. At year-end, backlogs in the region increased 7% on a currency-neutral basis, supported by growth in both footwear and apparel. Although slower than adidas, North American currency-neutral sales will also grow for Salomon and TaylorMade-adidas Golf. This development, coupled with the improving sporting goods sector outlook in the USA, is expected to drive mid- to high-single-digit currency-neutral sales growth for the Group in the region in 2005.

Sales Acceleration Targeted in Asia in 2005 and Beyond

adidas-Salomon is targeting significant sales growth in Asia in the coming years. As part of our "Vision Asia" program, we plan to double the region's 2004 sales level by 2008. The major growth driver of this development will be China, where we plan to increase sales from currently well over € 100 million to € 1 billion by 2010. This will be helped by our sponsorship of the Beijing 2008 Olympics and the country's most important sports symbol, the national football team. Furthermore, our growth expectations in Asia will also be supported by double-digit annual increases in most major markets, in particular Japan, Korea and Southeast Asia. At year-end, adidas currency-neutral backlogs for the region increased 44%, underpinned by increases in most major markets. Strong growth in Asia is also expected at Salomon and TaylorMade-adidas Golf. Positive macroeconomic signals in China and several other markets should also support sporting goods growth in 2005. As a result, double-digit currency-neutral sales increases are expected in Asia for the year.

Strong Growth in Latin America to Continue

In Latin America, strong currency-neutral growth is expected to continue for the next several years. Major growth is anticipated in Brazil and Mexico, where increases will be spurred by new product and marketing initiatives as well as sourcing and distribution optimization. Although we do not have formalized adidas backlog figures for this region, customer feedback at year-end points to strong growth in 2005. Salomon and TaylorMade-adidas Golf are also expected to grow vigorously, albeit from a small base. Largely positive macroeconomic development in the region will also support growth expectations at all brands. As a result, Latin American sales are expected to increase at high-single-digit rates on a currency-neutral basis in 2005.

Expected 2005 Currency-Neutral Net Sales Growth by Brand and Region

adidas	mid- to high-single-digit
Salomon	mid-single-digit
TaylorMade-adidas Golf	mid-single-digit
Europe	mid-single-digit
North America	mid- to high-single-digit
Asia	double-digit
Latin America	high-single-digit
Total	**mid- to high-single-digit**

Group Gross Margin Remains at High Level

We are committed to being among the industry leaders in all measures of profitability. And as a result of these regional developments, we expect *adidas-Salomon to again deliver* visible profitability improvements in 2005. The increased proportion of own-retail activities, our improving product mix *and lower clearance sales* will continue to be important factors supporting our high gross margin. We anticipate that the stronger euro will continue to positively impact sourcing costs and therefore further support gross margin strength, albeit at a lower level than in 2004. As a consequence, we are confident that the Group's gross margin will exceed our medium-term targeted corridor of between 45 and 46%.

Own-Retail Activities Expected to Drive Personnel Increases

In 2005, we expect personnel to grow modestly at a level very comparable to that of the prior year. Own retail is again expected to be the major area of increased personnel. Personnel expenses (*including production*) *are expected to grow* in line with the number of newly hired employees.

R&D Spending to Remain Focused on Technological Innovations

In 2005, adidas-Salomon will continue to spend around € 90 million on research and development associated with new products. Areas of particular focus include running, basketball and football at brand adidas, as well as winter sports and golf hardware at Salomon and TaylorMade-adidas Golf respectively. Design-related expenses, which are separate from but often tightly integrated with research and development spend, will also remain at a similar level versus the prior year. The number of employees working in R&D, product development and supporting functions will remain relatively stable at approximately 1,000 in 2005.

Record Operating Margin Targeted

Despite increased costs associated with the accelerated expansion of adidas own-retail activities, we expect continued *savings in operating overheads* to provide leverage within our operating expenses. Consequently, we are also projecting further operating margin expansion, which is our most important internal measure of operational success. In 1997, the Group achieved an operating margin of 9.2%, never reached again since. In 2005, we will surpass this barrier on our way to achieving a 10% operating margin in 2006.

Profitability to Improve at adidas and TaylorMade-adidas Golf

In 2005, we expect profitability to increase at both adidas and TaylorMade-adidas Golf as a result of stable to slightly improving gross margins as well as lower operating expenses *as a percentage of net sales*. At Salomon, *gross margin is* likely to remain under pressure due to the brand's European-dominated sourcing structure. Profitability, however, should *also improve*.

Net Income to Again Grow at Double-Digit Rates

We expect overproportionate growth in net earnings for the fifth consecutive year. The combination of top-line improvement, a high gross margin and an improving operating margin will help us achieve comparable earnings growth of between 10 and 15% versus the 2004 level of € 314 million.

Key Profit and Loss Targets for 2005

Gross margin	>46.0%
Operating margin	>9.2%
Net income growth	10–15%

Increased Dividend Payout Ratio Going Forward

The Group has decided to extend its recommended long-term, earnings-linked dividend payout ratio corridor from its long-standing 15 to 20% of net income to 15 to 25%, reflecting significant improvements we have made to the Group's financial health over the last few years. As a result, we expect to increase our absolute dividend again for 2005.

Investment Level in 2005 between € 200 Million and € 250 Million

Capital expenditure for the Group is expected to be at a level of between € 200 million and € 250 million in 2005. Investments in tangible and intangible assets will be used primarily for own-retail expansion as well as for the increased deployment of SAP and other IT systems in major subsidiaries within the Group. The most important factors in determining the exact level and timing of this investment will be the rate at which we are able to successfully secure retail locations and integrate new SAP systems within existing applications.

Share Buyback Program to be Initiated

We are committed to continually improving the Group's financial structure and optimizing net debt levels. In 2005, we will again practice tight working capital management with particular attention focused on improving the aging of our accounts receivable. Further, as a result of our strong progress in 2004 and over the last several years (see Group Management Report/Finance and Investment), we will initiate a share buyback program targeted at purchasing up to 10% of our outstanding shares.

Continued Supply Chain Improvements in Global Operations

The manufacture of adidas-Salomon products is secured through numerous independent manufacturers around the world. The supply levels and prices for adidas-Salomon products are negotiated approximately six months in advance. As a result, product sourcing costs are fairly predictable for the next 12 months. In 2005, we will continue to negotiate for lower purchasing costs. Our top priority will focus on further improving our apparel delivery performance. We will also continue to make improvements in our supply base, increase both lean management initiatives and investment in cutting-edge technologies as well as strengthen our quality programs. In addition, we will closely monitor any developments in the sourcing market to optimize our sourcing structure and benefit from the recent quota removal.

Executive Board Change

Executive Board member Michel Perraudin has announced his departure from the Executive Board of adidas-Salomon AG at the end of March 2005. He will leave the Group to allocate more time to his new responsibility as President of the World Federation of the Sporting Goods Industry (WFSGI). His responsibilities (Human Resources, Key Projects and Corporate Services) will be assumed by Executive Board members Herbert Hainer and Robin Stalker as well as General Counsel Frank Dassler. Michel Perraudin will continue to support the Group on a consultancy basis.

Corporate Governance

CORPORATE GOVERNANCE OVERVIEW

Ensuring responsible and value-oriented corporate management is a major focus of our corporate culture and embraces all areas of our Group. In 2004, we continued to strengthen our corporate governance activities with a focus on enhancing shareholders' rights. The election of a new Supervisory Board was one of the most significant events of 2004 in terms of corporate governance. The following section summarizes the Group's activities concerning corporate governance with special emphasis on the remuneration structure of both the Supervisory Board and the Executive Board. It also includes our Declaration of Compliance 2005 with the German Corporate Governance Code as well as an outline of which additional recommendations we intend to follow in 2005.

Enhancing Shareholders' Rights

It is extremely important to us that our shareholders actively participate in the activities of adidas-Salomon. With this in mind, we put a high priority on providing relevant information and on enhancing transparency. Through extensive investor relations work, we strive to keep our shareholders regularly informed about the latest financial and strategic development of our Group.

Improving Participation at Our Annual General Meeting

The Annual General Meeting (AGM) is the most important platform for shareholders to exercise their formal rights. However, due to the very broad and international nature of our shareholders and the amount of time involved for some foreign investors to access all information related to the AGM, the voting rate at our AGM has been below our expectations in the past. In 2004, we concentrated our efforts on promoting AGM participation. We again offered a video transmission of the AGM in its entirety in German and English on the corporate website. The transmission included not only the prepared Management comments but also the following discussion between our shareholders and the Management. We also made it possible for those shareholders who were not able to attend the meeting in person to give their voting rights to proxies appointed by adidas-Salomon. This could be done in writing or via the Internet until the end of the AGM general debate. Our efforts paid off as we were able to improve the voting rate by 7 percentage points to 28%. However, we remain determined to increase the participation in our AGM even further over the next few years and this will continue to be a priority in 2005. All documents related to this corporate event and more information about participation and voting at the AGM are available on a dedicated section of our website or can be obtained from our Investor Relations Department. The next AGM will take place on May 4, 2005, in Fürth, Germany.

Supervisory Board Responsibilities and Election 2004

The Supervisory Board advises and supervises the Executive Board in the management of the Group. It is involved in all decisions of fundamental importance to the Group. It appoints and dismisses members of the Executive Board. In order to increase the efficiency of its work and better address complex issues, the Supervisory Board of adidas-Salomon AG has established several committees. Specific information on the activities of these committees in 2004 is provided in the Supervisory Board Report. One of the most significant events of 2004 in terms of corporate governance at adidas-Salomon was the election of the new Supervisory Board. Pursuant to the German Co-Determination Act, our Supervisory Board consists of an equal number of shareholders' representatives and employees' representatives. Whereas employees elected their six representatives at the end of March, the election of the shareholders' representatives took place at the AGM on May 13. Through their diverse professional backgrounds and nationalities, the new members, elected for five years, mirror the international nature and represent the broad scope of activities of our Group. More information about the members of the Supervisory Board is contained in the Supervisory Board overview.

Changes on the Executive Board

The Executive Board is the managing body of adidas-Salomon. There was one change in the composition of the Executive Board in 2004: Manfred Ihle, who had been the Executive Board member responsible for Legal and Environmental Affairs since July 1998, retired at the end of June 2004. The Global Legal Department is now headed by General Counsel Frank Dassler who is also responsible for Social and Environmental Affairs, reporting to CEO Herbert Hainer.

Close and Constructive Cooperation between Both Boards

An important component of good corporate governance is open dialog and constant cooperation between the Executive and the Supervisory Boards. By tradition, our Boards have had a constructive and efficient working relationship. This collaboration, among other things, is set out in the Rules of Procedure for both Boards.

Supervisory Board Remuneration in 2004

The currently valid remuneration of the individual Supervisory Board members was resolved upon by the Annual General Meeting on May 8, 2003 and is contained in § 18 of the adidas-Salomon Articles of Association. The Chairman receives a fixed annual compensation of € 42,000, and the two Deputy Chairmen each receive compensation in the amount of € 31,500. All other Supervisory Board members receive fixed annual compensation in the amount of € 21,000. Out-of-pocket expenses associated with participation at Supervisory Board meetings are refunded to all Supervisory Board members. The total compensation paid to members of the Supervisory Board in 2004 was € 301,000. The members who left the Supervisory Board following the elections in March and on the date of the Annual General Meeting each received compensation for five months, amounting to € 8,750. Newly elected members each received compensation for eight months, amounting to € 14,000. To ensure the independent supervision required, our Board members only receive fixed compensation that is not linked to the Group's financial performance. Further, no additional compensation is paid for chairmanship or membership of Supervisory Board committees as we do not believe that additional compensation would further improve the commitment to committee work. In addition, we consider it to be a good compromise between ensuring transparency and respecting individual privacy to state the aggregate payments made for advisory and consultancy work as well as the number of members rendering such work. In 2004, two Supervisory Board members received a total of € 544,039 for advisory services. No members of the Supervisory Board were granted loans by adidas-Salomon in 2004.

Supervisory Board Members' Compensation for 2004 € per member

Chairman of the Supervisory Board	
Henri Filho	42,000
Deputy Chairmen of the Supervisory Board	
Dr. Hans Friderichs, Fritz Kammerer	31,500
Members	
Sabine Bauer, Hans Ruprecht, Heidi Thaler-Veh, Christian Tourres, Klaus Weiß	21,000
Members since May 13, 2004 (Annual General Meeting)	
Dr. iur. Manfred Gentz, Igor Landau, Willi Schwerdtle, Roland Nosko	14,000
Members until May 13, 2004 (Annual General Meeting)	
Gerold Brandt, David Bromilow, Herbert Müller, Charles Thomas Scott	8,750
Total compensation	**301,000**
Total compensation for advisory and consultancy work	**544,039**

Structure of Executive Board Remuneration

In accordance with its *Rules of Procedure*, our Supervisory Board has assigned matters relating to the compensation structure of the Executive Board to its General Committee. As this system has proven successful, the General Committee that also deals in detail with the performance of the Executive Board members will continue to discuss and resolve upon the structure of compensation of the Executive Board. The compensation structure is based on the Group's economic and financial position and the outlook of the Group. Criteria for determining the level of Executive Board compensation include the responsibilities and the contribution of the respective Board member, his personal performance as well as *the performance of the entire Executive Board*. The remuneration of the members of the Executive Board comprises the following components:

- → A fixed component which is paid monthly.
- → A variable component in the form of a performance bonus, which is paid out following the end of the year and is dependent on individual performance and the Group's results. The variable component also comprises a further bonus under a Long-Term Incentive Plan (LTIP), the amount being linked to the attainment of certain goals during a three-year period. This bonus is dependent on the accumulated earnings improvement (income before taxes) in the period 2003 to 2005 *and the earnings increase in* 2005 versus the prior year. Provided the targets are achieved, payment will be made following approval of the consolidated financial statements for the year ending December 31, 2005. The allocation to the accrued expenses is shown as variable remuneration.
- → Benefits in kind, such as a company car, etc.
- → Stock options, which were granted under the Management Share Option Plan (MSOP) adopted by the Annual General Meeting on May 20, 1999 and amended by resolution of the Annual General Meeting on May 8, 2002 and May 13, 2004, as a compensation component with a long-term incentive *effect and with risk character*.

  According to a resolution passed at the Annual General Meeting in 1999, a maximum of approximately 10% of the total issue volume was granted to Executive Board members. The stock options were given out in tranches *and are exercisable over five years following a two-year* vesting period, provided that at least one of the following performance objectives has been attained:
  - → During the period between the issue and exercise of the stock options, the stock market price for the adidas-Salomon *share has increased by an average annual rate* of at least 8% ("absolute performance").
  - → Between the issue and exercise of the stock options, the stock market price for the adidas-Salomon share has grown by an annual average of 1% more favorably than the stock market prices *of the major competitors of* adidas-Salomon globally and in absolute terms has not fallen ("relative performance").

  Compensation from the stock option plan consists of a performance discount which is composed of the absolute and relative performance components.

The variable components are structured in such a way as to *represent a clear incentive to achieve the defined goals*.

Executive Board Remuneration in 2004

The compensation of the Executive Board, which we report in total as we believe that a disclosure of the individual compensation does not provide relevant additional information for the capital markets, amounted to € 15 million in 2004. The number of outstanding stock options held by current members of the Executive Board as at December 31, 2004 totaled 53,000 options. 77,600 options were exercised in 2004 by the current members of the Executive Board and the retiring member. Due to the fact that all stock options available under the *Management Share Option Plan* have been distributed, no further stock options were granted to the Executive Board in 2004. As all stock options were granted prior to the amendments made to the Code in May 2003, a possibility of limitation (cap) for extraordinary, unforeseen developments does not exist. In addition, we believe that the *Management Share* Option Plan features such challenging exercise hurdles that a limitation is unnecessary. No members of the Executive Board were granted loans by adidas-Salomon in 2004.

Executive Board Members' Remuneration for 2004 € in thousands

	2004	2003
Cash compensation	**11,137**	7,308
Fixed components	**3,141**	3,108
Variable components:		
Performance bonus	**3,446**	3,450
LTIP[1]	**4,550**	750
Benefits in kind	**239**	159
Share-based compensation (MSOP)	**3,606**	35
Total compensation	**14,982**	**7,502**

[1] Accrued expenses, which will be paid out upon attainment of certain targets following approval of the consolidated financial statements for the year ending December 31, 2005

Pension Commitments

adidas-Salomon has made provision for pension obligations regarding members of the Executive Board in the amount of € 7 million. Pension provisions for pension obligations regarding former members of the Executive Board amounted to € 33 million. In 2004, pension payments to former members of the Executive Board and their surviving dependants totaled € 1 million.

Directors' Dealings

Pursuant to § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) amended as at October 30, 2004, we publish the sale or purchase of adidas-Salomon shares by members of our Executive or Supervisory Board as well as by key executives on our corporate website in the event that such transactions reach in total € 5,000 for any one member and any person in close relationship with him/her within a fiscal year. Prior to October 30, 2004 there was no notification requirement if the shares or stock options were purchased based on the terms of the relevant employment contract or if the total value of the transactions did not exceed € 25,000 within 30 days.

In 2004, we published the details of the following transactions:

In the course of 2004, Charles Thomas Scott, a member of the Supervisory Board until May 2004, sold 2,000 shares and Christian Tourres, a current member of the Supervisory Board, sold a total of 200,000 shares and purchased a total of 40,000 shares. Christian Ruprecht, the son of a member of the Supervisory Board, and Jean-Luc Diard, President of Salomon, sold 130 and 125 shares respectively. In addition, Jean-Luc Diard, Christophe Bézu, Head of adidas Asia/Pacific, and Michel Perraudin, a member of adidas-Salomon's Executive Board, exercised stock options related to adidas-Salomon's Management Share Option Plan (MSOP), selling 500, 2,000 and 2,400 shares respectively. No other transactions subject to the reporting obligation in accordance with § 15a of the German Securities Trading Act were reported in 2004.

Declaration of Compliance 2005

The Executive Board and the Supervisory Board of adidas-Salomon AG issued last year's Declaration of Compliance in accordance with § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) on February 10, 2004. As of February 11, 2004, adidas-Salomon AG has complied with all recommendations of the Government Commission German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) (as resolved on May 21, 2003) with the exceptions stated in the following:

- → adidas-Salomon's D&O liability insurance does not include a deductible for Executive Board and Supervisory Board members (Article 3.8).[1)]
- → Compensation of Executive Board members is reported in total (Article 4.2.4).
- → Stock options granted to Executive Board members in connection with the Management Share Option Plan (MSOP) do not provide a possibility of limitation (cap) for extraordinary, unforeseeable developments. The compensation report does not include information on the value of stock options (Article 4.2.3).
- → adidas-Salomon does not specify age limits for Supervisory Board members (Article 5.4.1).[1)]
- → The compensation of the Supervisory Board members consists only of a fixed compensation component and does not consider the membership in Supervisory Board committees.[1)] Compensation paid to the members of the Supervisory Board for advisory or agency services rendered is reported in total (Article 5.4.5).
- → The structure of the Executive Board compensation system is reviewed and determined by the General Committee (Article 4.2.2).[1)]
- → The shareholdings of individual Executive Board and Supervisory Board members are reported if these directly or indirectly exceed 5% of the shares issued by adidas-Salomon AG. The entire holdings are reported separately according to Executive Board and Supervisory Board if the entire holdings of all Executive Board and Supervisory Board members exceed 5% of the shares issued by the Company, provided adidas-Salomon AG has received the according notifications (Article 6.6).[1)]

In future, adidas-Salomon AG will comply with the recommendations of the Government Commission German Corporate Governance Code in its version of May 21, 2003 with the exceptions marked with[1)]. The compensation for Executive Board members will be reported on an individual basis for the fiscal year 2005. Future stock option plans will provide a possibility of limitation (cap) for extraordinary, unforeseeable developments. Compensation paid to members of the Supervisory Board for advisory or agency services rendered will be reported individually for the fiscal year 2005.

[1)]**Remaining deviations for 2005**

Outlook 2005

We believe that establishing good corporate governance is not a one-time action. On the contrary, it evolves constantly over time and in response to new regulations, standards and market conditions. At adidas-Salomon, we are committed to continuously developing and improving our corporate governance principles. With this in mind, our Corporate Governance Officer monitors the latest developments in and outside Germany and regularly reports to the Executive and Supervisory Boards. These two bodies, which hold joint final responsibility for the active implementation of good corporate governance throughout the Company, reviewed our Corporate Governance Principles and reconsidered the Group's current deviations from the German Corporate Governance Code. As mentioned in the Declaration of Compliance above, the Boards of adidas-Salomon intend to comply with certain additional recommendations of the German Corporate Governance Code starting in 2005. Nevertheless, in 2005 adidas-Salomon will maintain some of the exceptions reported in the Declaration of Compliance of February 2005 as we believe that some recommendations of the German Corporate Governance Code are inappropriate for our Group. For instance, we will not adopt an age limit for Supervisory Board members as we believe it would narrow the rights of the shareholders to elect their representatives to the Supervisory Board. Additionally, we do not regard D&O liability insurance with a deductible for Board members, which is not common outside Germany, as appropriate since adidas-Salomon senior managers, both in and outside Germany, are covered by a group insurance policy. Nor does it seem appropriate to differentiate between Board members and other high-level personnel.

More Information about Corporate Governance Available

A full text version of all adidas-Salomon corporate governance documents and the adidas-Salomon Corporate Governance Principles are available on our corporate website at www.adidas-Salomon.com.

Supervisory Board Report

Dear Shareholders,

In the year under review, we performed our tasks as defined by German law and the Articles of Association. We regularly advised the Executive Board and monitored the Group's management. The Executive Board kept us regularly informed about the position of the Group, corporate policy and matters relating to major business transactions by means of detailed verbal and written reports. We were directly involved in all decisions of fundamental importance.

In 2004, five joint meetings of the Supervisory Board and the Executive Board and one constituent meeting of the newly elected Supervisory Board took place. The external auditor KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main ("KPMG") attended the annual financial statements meeting and the meetings where the quarterly financial statements were presented. At four of the six Supervisory Board meetings in 2004, the meeting attendance rate of the Supervisory Board members was 100%. One Supervisory Board member was unable to attend two of the Supervisory Board meetings due to urgent business commitments elsewhere. The Supervisory Board approved urgent transactions in two resolutions by way of circular vote. Furthermore, as Chairman of the Supervisory Board, I also maintained regular contact with the Executive Board between the Supervisory Board meetings and was kept well informed about the current business situation and major business transactions.

Main Topics Covered by the Supervisory Board

The development of sales and earnings of the adidas-Salomon Group and the individual operational units and the Group's financial position was the subject of regular consultations within the Supervisory Board. At the beginning of the year, we approved the annual budget and investment plan for the adidas-Salomon Group for 2004. In this context, we also discussed in depth the development and future business strategy of the adidas operational unit in North America. Furthermore, we amended the Rules of Procedure of the Supervisory Board to the effect that the General Committee is now comprised of an equal number of representatives of the shareholders and the employees. The related supplementary election was conducted. In March, the main focus of our consultations was the financial statements and consolidated financial statements for the year ending December 31, 2004, and the proposed resolutions to be put to the Annual General Meeting. At the meeting in May, we discussed the results for the first quarter and reviewed progress of the "Winning in Europe" program which aims to achieve significant cost savings as well as both sales and earnings growth. In August, we focused on the financial statements for the first half year. The Executive Board reported to us in detail about business development of the adidas brand and its positioning in Europe and North America. At our meeting in November, the Executive Board informed us in detail about business development of the adidas brand in Asia and Latin America, as well as the "Vision Asia" and "Latin Conquest" projects aimed at driving substantial sales and earnings growth. At this meeting, we also approved the annual budget and investment plan for the adidas-Salomon Group for 2005.

Committee Activities

In the year under review, the Supervisory Board had three standing committees. The members of the respective committees are shown in the Supervisory Board overview.

The General Committee dealt with personnel matters related to the Executive Board, including the compensation system and the Long-Term Incentive Plan, on six occasions in 2004.

The Audit Committee met three times in the year under review. The members discussed in detail the financial statements and consolidated financial statements for 2003, dealt with the quarterly reports for 2004 in depth and gave extensive consideration to exchange rate impacts on sales and earnings.

The Audit Committee also defined the audit priorities and discussed the fee to be arranged with the auditor. The Group's external auditor attended all meetings, reporting in detail on the audit of the financial statements and consolidated financial statements, and was also available to answer questions. The entire Supervisory Board was always informed in detail about the matters discussed at the meetings of the Audit Committee.

The Mediation Committee, formed in accordance with § 27 section 3 of the German Co-Determination Act (MitbestG), submits proposals to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority necessary for an appointment/dismissal is not achieved. This committee again had no occasion to meet in 2004.

The Supervisory Board Committee "Convertible Bond/Bond with Warrants", set up in August 2003 for a limited period of time, was dissolved upon expiry of the term of office of its members, i.e. at the conclusion of the Annual General Meeting on May 13, 2004.

Examination of the 2004 Financial Statements and Consolidated Financial Statements

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the financial statements of adidas-Salomon AG for the year under review as prepared by the Executive Board in line with the provisions of the German Commercial Code (HGB) as well as the management report. The auditor issued an unqualified opinion thereon.

As in the previous year, the consolidated financial statements were prepared in compliance with International Financial Reporting Standards (IFRS). Under the provisions of § 292a HGB, these financial statements exempt the Group from drawing up consolidated financial statements in accordance with German Commercial Law. The auditor issued an unqualified opinion on the consolidated financial statements and the Group Management Report.

The auditor's reports and the closing documents were sent to all members of the Supervisory Board in a timely manner. They were examined in detail first at the meeting of the Audit Committee on March 2, 2005 and subsequently at the annual financial statements meeting of the Supervisory Board on March 3, 2005. During this meeting, the Chairman of the Audit Committee, Dr. Hans Friderichs, also reported to the Supervisory Board in detail on the scope and priorities of the audit. The auditor was present at the financial statements and consolidated financial statements discussions of the Audit Committee and the Supervisory Board. He reported on the material results of the audit and was available for the provision of supplementary information.

Having ourselves examined the financial statements of adidas-Salomon AG, the consolidated financial statements, the management reports and the proposal put forward by the Executive Board regarding the appropriation of retained earnings, we approved the results of the audit, following the recommendation of the Audit Committee, and we approved and thereby adopted the financial statements, the consolidated financial statements and the management reports at our meeting on March 3, 2005. We also agreed with the proposal put forward by the Executive Board regarding the appropriation of retained earnings.

Composition of the Supervisory Board

In the year under review, there were changes on the Supervisory Board. On March 30 and 31, 2004, the employees elected Sabine Bauer, Fritz Kammerer, Roland Nosko, Hans Ruprecht, Heidi Thaler-Veh and Klaus Weiß as employee representatives to the Supervisory Board. At the Annual General Meeting on May 13, 2004, the shareholders elected Henri Filho, Dr. Hans Friderichs, Dr. iur. Manfred Gentz, Igor Landau, Christian Tourres and Willi Schwerdtle as members of the Supervisory Board. At the constituent meeting of the Supervisory Board, the Chairman of the Supervisory Board and the two Deputy Chairmen were elected. Further, the committees (General Committee, Audit Committee and Mediation Committee) were established. The terms of office of Gerold Brandt, David Bromilow, Herbert Müller and Charles Thomas Scott ended at the conclusion of the Annual General Meeting. On behalf of the Supervisory Board, I wish to thank them for their constructive contributions to the Board and for their commitment to the benefit of the Group.

Changes on the Executive Board

Manfred Ihle, member of the Executive Board and responsible for Legal and Environmental Affairs, left the Group upon the expiry of his appointment on June 30, 2004 to begin retirement. We wish to thank Manfred Ihle for his personal dedication and the commitment with which he performed his tasks.

Corporate Governance

The Executive Board also reports on behalf of the Supervisory Board on corporate governance at adidas-Salomon AG in the Corporate Governance Overview. On February 9, 2005, the Executive Board and the Supervisory Board presented an updated Declaration of Compliance in accordance with § 161 AktG (German Stock Corporation Act), which was made permanently available to the shareholders of adidas-Salomon AG on the corporate website.

Outlook

The 2004 results confirm adidas-Salomon's strong performance, by meeting or exceeding all our major financial targets. Additionally, the results stated in this annual report illustrate notable operational improvements. We are confident that the Group will continue to succeed in meeting its established targets in the future.

We appreciate the tremendous work of the Executive Board, the Management Boards of the Group companies, the Works Council and all adidas-Salomon employees. We thank all of them for their ongoing commitment.

For the Supervisory Board

Henri Filho /// Chairman of the Supervisory Board
March 2005

Supervisory Board

Henri Filho

Chairman
French, born in 1931
Management Consultant
- → Deputy Chairman of the Supervisory Board, Salomon S.A., Metz-Tessy, France[1]
- → Deputy Chairman of the Supervisory Board, Groupe Vendôme Rome S.A., Paris, France[1]

Dr. Hans Friderichs

Deputy Chairman
German, born in 1931
Management Consultant
- → Chairman of the Supervisory Board, allit AG Kunststofftechnik, Bad Kreuznach, Germany
- → Chairman of the Supervisory Board, Goldman Sachs Investment Management GmbH, Frankfurt/Main, Germany
- → Chairman of the Supervisory Board, Leica Camera AG, Solms, Germany
- → Deputy Chairman of the Supervisory Board, IIC The New German Länder Industrial Investment Council GmbH, Berlin, Germany[1]
- → Chairman of the Supervisory Board, Racke-Dujardin GmbH & Co. KG, Bingen, Germany[1]
- → Chairman of the Supervisory Board, C.A. Kupferberg & Cie. KGaA, Mainz, Germany
- → Member of the Supervisory Board, Schneider Electric S.A., Paris, France[1]

Fritz Kammerer[2]

Deputy Chairman
German, born in 1945
Chairman of the Central Works Council, adidas-Salomon AG

Sabine Bauer[2]

German, born in 1963
Team Leader Quality Service Systems, Global Operations, adidas-Salomon AG

Dr. iur. Manfred Gentz

(as of May 13, 2004)
German, born in 1942
Former member of the Executive Board of DaimlerChrysler AG
- → Member of the Supervisory Board, Deutsche Börse AG, Frankfurt/Main, Germany
- → Member of the Supervisory Board, Hannoversche Lebensversicherungs AG, Hanover, Germany
- → Member of the Supervisory Board, Zürich Beteiligungs-AG (Deutschland), Frankfurt/Main, Germany
- → Member of the Supervisory Board, DWS Investment GmbH, Frankfurt/Main, Germany
- → Chairman of the Supervisory Board, DaimlerChrysler France Holding S.A.S., Rocquencourt, France[1]
- → Member of the Supervisory Board, DaimlerChrysler Services AG, Berlin, Germany[3] (until December 15, 2004)
- → Deputy Chairman of the Supervisory Board, DaimlerChrysler Bank AG, Stuttgart, Germany[3] (until December 15, 2004)
- → Chairman of the Supervisory Board, EHG Elektroholding GmbH, Frankfurt/Main, Germany[3] (until December 15, 2004)

Igor Landau

(as of May 13, 2004)
French, born in 1944
Member of the Board of Directors, Sanofi-Aventis S.A., Paris, France
- → Member of the Supervisory Board, Dresdner Bank AG, Frankfurt/Main, Germany
- → Member of the Supervisory Board, Allianz AG, Munich, Germany (as of December 20, 2004)

Roland Nosko[2]

(as of May 13, 2004)
German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Nuremberg, Germany
- → Member of the Supervisory Board, BP Gelsenkirchen GmbH, Gelsenkirchen, Germany
- → Member of the Supervisory Board, CeramTec AG, Plochingen, Germany (as of October 28, 2004)

Hans Ruprecht[2]

German, born in 1954
Sales Director Customer Service, Area Central, adidas-Salomon AG

Willi Schwerdtle

(as of May 13, 2004)
German, born in 1953
General Manager, Procter & Gamble Holding GmbH, Schwalbach am Taunus, Germany
- → Member of the Supervisory Board, Procter & Gamble Manufacturing GmbH, Schwalbach am Taunus, Germany[3]

Heidi Thaler-Veh[2]

German, born in 1962
Member of the Central Works Council, adidas-Salomon AG

Christian Tourres

French, born in 1938
Former member of the Executive Board of adidas-Salomon AG

Klaus Weiß[2]

German, born in 1958
Trade Union Official, IG BCE Trade Union, Headquarter Hanover, Germany
- → Member of the Supervisory Board, Wohnungsbaugesellschaft mbH Glück Auf Brambauer, Lünen, Germany[1]

MEMBERS UNTIL MAY 13, 2004

Gerold Brandt

German, born in 1940
Financial Consultant

→ Chairman of the Advisory Council, Müller Elmau GmbH, Schloss Elmau, Upper Bavaria, Germany

David Bromilow

British, born in 1942
Executive Director, *MediMedia International* Ltd.,
Hong Kong, China

Herbert Müller †[2]

German, born in 1944, † in 2004
Regional Manager, IG BCE Trade Union, Region Nuremberg, Germany

→ Deputy Chairman of the Supervisory Board, CeramTec AG, Plochingen, Germany
→ Deputy Member of the Administrative Board, Allgemeine Ortskrankenkasse Bayern, Munich, Germany

Charles Thomas Scott

British, born in 1949
Chairman of the Board of Directors, William Hill plc., London, UK

→ Chairman of the Board of Directors, Speciality Retail Group plc., Borehamwood, Hertfordshire, UK[1]
→ Non-Executive Director, Massive Ltd., London, UK[1]
→ Non-Executive Director, TBI plc., London, UK[1]
→ Director, Kircal Ltd., London, UK[1]
→ Non-Executive Director, Profile Media Group plc., London, UK[1]
→ Non-Executive Director, *InTechnology* plc., Harrogate, UK[1]
→ Non-Executive Director, Emcore Corporation, Somerset, New Jersey, USA[1]

[1] Not relevant for determining the maximum number of supervisory board appointments under § 100 para. 2 sentence 1 no. 1 AktG (German Stock Corporation Act)
[2] Employee representative
[3] Not relevant for determining the maximum number of supervisory board appointments under § 100 para. 2 sentence 2 AktG (German Stock Corporation Act)

Committees of the Supervisory Board

General Committee
Chairman: Henri Filho
Members: Dr. Hans Friderichs
Fritz Kammerer
Klaus Weiß (as of January 29, 2004)

Mediation Committee
Members: Henri Filho
Dr. Hans Friderichs
Fritz Kammerer
Herbert Müller † (until May 13, 2004)
Roland Nosko (as of May 13, 2004)

Audit Committee
Chairman: Dr. Hans Friderichs
Members: Henri Filho
Hans Ruprecht
Klaus Weiß


Henri Filho


Dr. Hans Friderichs


Fritz Kammerer


Sabine Bauer


Dr. iur. Manfred Gentz


Igor Landau


Roland Nosko


Hans Ruprecht


Willi Schwerdtle


Heidi Thaler-Veh


Christian Tourres


Klaus Weiß

Executive Board

Our Executive Board is comprised of five[1] members who reflect the diversity and international character of our Group. Each is responsible for at least one major business unit within the Group.



Herbert Hainer



Glenn Bennett



Michel Perraudin



Y-3

Robin J. Stalker



Erich Stamminger

Herbert Hainer

Herbert Hainer was born in Dingolfing, Germany, in 1954. Following his business studies, Herbert Hainer spent eight years with Procter & Gamble in various sales and marketing positions. He joined adidas Germany in 1987 and has held numerous management positions within the Group, including Managing Director Germany and Senior Vice President for Sales and Logistics in Europe, Africa and the Middle East. Herbert Hainer joined the Executive Board in 1997 and became CEO and Chairman of the Executive Board of adidas-Salomon AG in 2001. He is married, has two daughters and lives in Herzogenaurach.

Herbert Hainer is also:
- → Member of the Supervisory Board, Bayerische Versicherungsbank AG, Munich, Germany
- → Deputy Chairman of the Supervisory Board, FC Bayern München AG, Munich, Germany
- → Member of the Supervisory Board, Engelhorn KGaA, Mannheim, Germany

Glenn Bennett

Glenn Bennett was born in New Hampshire, USA, in 1963. With a degree in computer science, he began his professional career with Reebok International Ltd. in 1983, where he worked for ten years in various operations and product functions. In 1993, he joined adidas AG[2] as Head of Worldwide Development. He was appointed to the Executive Board in 1997 and is responsible for Global Operations activities. Glenn Bennett is married and lives in Portland, Oregon.

Manfred Ihle

Manfred Ihle was born in Schwäbisch Hall, Germany, in 1941. Following the completion of his law studies, he obtained a doctorate from the University of Bordeaux in France. Manfred Ihle started his career in 1971 with Treuarbeit AG, a German accounting firm. In 1974, he was admitted to the Bar. Manfred Ihle later worked as a Senior Partner at the Fiedler & Forster law firm and served as a Notary Public. He joined adidas AG[2] as a legal adviser in 1993. Manfred Ihle was a member of the Executive Board between 1998 and June 2004. Upon his retirement, his responsibilities for Legal and Environmental Affairs were assumed by General Counsel Frank Dassler, reporting to CEO Herbert Hainer.

Michel Perraudin

Michel Perraudin was born in Sion/Valais, Switzerland, in 1947. With a degree in mathematics and an MBA, he started his professional career in 1976 as a management consultant with McKinsey & Company. In 1982, he became a McKinsey Partner and Principal. He joined adidas AG[2] as an Executive Board member in 1989. He is responsible for Global Human Resources, *Key Projects and Corporate Services*. Michel Perraudin is married and lives in Nuremberg and Munich.

Michel Perraudin is also:
→ Member of the Advisory Board, Gerling-Konzern Versicherungs-Beteiligungs AG, Cologne, Germany
→ Member of the Advisory Board, Pictet Leisure Fund, Geneva, Switzerland

Robin J. Stalker

Robin J. Stalker was born in Palmerston North, New Zealand, in 1958. In 1982, following his degree in business studies, he began his professional career and qualified as a Chartered Accountant. He worked for Arthur Young in New Zealand and London and subsequently held financial and controlling positions in the entertainment industry, including United International Pictures and Warner Bros. International as well as working as an independent consultant. Robin Stalker joined adidas AG[2] as the *Head of Corporate Services and* Group Reporting in 1996. Since February 2000, he has been Chief Financial Officer of adidas-Salomon AG and was appointed to the Executive Board, responsible for Finance, in 2001. He is married and lives near Herzogenaurach.

Erich Stamminger

Erich Stamminger was born in Rügland, Germany, in 1957. After obtaining a degree in business studies, he started his career at GfK, a German consumer research institute. In 1983, Erich Stamminger joined adidas Germany. He served in numerous marketing positions before becoming Managing *Director for Germany and then Europe and Asia/Pacific*. Erich Stamminger has been a member of the Executive Board since 1997 and has been responsible for Global Marketing since January 2000. He also took over responsibility for the North American business effective 2004. He is married and lives in Portland/Oregon.

[1] Manfred Ihle left the Executive Board of adidas-Salomon AG effective June 30, 2004 to commence retirement.
[2] adidas-Salomon AG since December 1997










56kg

Lightweight: 56 kg. Small: 168 cm. Petite, slim and young.
Michelle Schlechter, prima ballerina?

Hammer thrower!

National Under-18 and Under-20 Champion.

Tenth in the Australian Olympic qualifying trials.

Michelle Schlechter, 17 years old.



Executive Board Statement /// Page 126

Independent Auditor's Report /// Page 127

Consolidated Financial Statements (IFRS) /// Page 128
Consolidated Balance Sheet /// Page 128
Consolidated Income Statement /// Page 129
Consolidated Statement of Cash Flows /// Page 130
Consolidated Statement of Changes in Equity /// Page 131
Statement of Movements of Fixed Assets /// Page 132
Notes /// Page 134
Notes to the Consolidated Balance Sheet /// Page 140
Notes to the Consolidated Income Statement /// Page 150
Notes – Additional Information /// Page 153
Shareholdings /// Page 160

Supplementary Information /// Page 164
Segmental Information /// Page 164
Summary of Key Financial Data /// Page 166
Glossary /// Page 168
Index /// Page 174

Executive Board Statement

The Executive Board of adidas-Salomon AG is responsible for the compilation, completeness and accuracy of the Group's annual consolidated financial statements, the description of the economic development and the Group Management Report as well as the other information presented in the annual report. The consolidated financial statements 2004 were prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with § 292a German Commercial Code (HGB), which exempts adidas-Salomon AG from the obligation of reporting consolidated financial statements under German GAAP. The Group Management Report additionally complies with the requirements of the German Commercial Code (HGB).

To ensure accuracy and reliability of the underlying information, the content of the consolidated financial statements is based on the information reported in accordance with Group-wide guidelines which are consistent for all companies included in consolidation. The integrity of the reporting process and risk management systems is safeguarded by internal control systems established under the direction of the Executive Board which is in compliance with the German Act regarding the Control and Transparency of Company Divisions (KonTraG). These control systems form an essential part of our value-oriented management style. As a consequence, a true and fair view of the Group's financial position, results of operations and cash flows and its reporting thereon is assured and the Executive Board is in a position to recognize potential investment risks and negative developments at an early stage and take appropriate countermeasures.

In accordance with a resolution adopted by the shareholders at the Annual General Meeting in 2004, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, was appointed by the Supervisory Board as independent auditor to audit adidas-Salomon's consolidated financial statements and Group Management Report contained in this annual report. The Supervisory Board examines the consolidated financial statements, the Group Management Report as well as the audit report at its meeting on the annual consolidated financial statements. The results of these reviews are described in the Supervisory Board Report.

Herzogenaurach, February 18, 2005

Herbert Hainer /// CEO and Chairman

Robin J. Stalker /// Chief Financial Officer

Independent Auditor's Report

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement and the notes to the consolidated financial statements and the statements of changes in shareholders' equity as well as cash flows prepared by adidas-Salomon AG, Herzogenaurach, for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the adidas-Salomon Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the Group Management Report prepared by the Company's Management for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion on the whole the Group Management Report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group Management Report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the Group Management Report in accordance with German law.

Frankfurt am Main, February 18, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Meurer /// German Public Auditor

Horn /// German Public Auditor

Consolidated Balance Sheet € in thousands

	(Note)	Dec. 31 2004	Dec. 31 2003	Change in %
Cash and cash equivalents	(5)	**195,997**	189,503	3.4
Short-term financial assets	(6)	**258,950**	89,411	189.6
Accounts receivable	(7)	**1,046,322**	1,075,092	(2.7)
Inventories	(8)	**1,155,374**	1,163,518	(0.7)
Other current assets	(9)	**378,303**	259,427	45.8
Total current assets		**3,034,946**	2,776,951	9.3
Property, plant and equipment, net	(10)	**367,928**	344,554	6.8
Goodwill, net	(11)	**572,426**	591,045	(3.2)
Other intangible assets, net	(12)	**96,312**	103,797	(7.2)
Long-term financial assets	(13)	**93,134**	88,408	5.3
Deferred tax assets	(27)	**160,135**	178,484	(10.3)
Other non-current assets	(14)	**102,599**	104,569	(1.9)
Total non-current assets		**1,392,534**	1,410,857	(1.3)
Total assets		**4,427,480**	4,187,808	5.7
Short-term borrowings	(15)	**185,837**	–	–
Accounts payable		**591,689**	592,273	(0.1)
Income taxes	(27)	**167,334**	157,764	6.1
Accrued liabilities and provisions	(16)	**558,121**	454,573	22.8
Other current liabilities	(17)	**184,332**	139,095	32.5
Total current liabilities		**1,687,313**	1,343,705	25.6
Long-term borrowings	(15)	**862,845**	1,225,385	(29.6)
Pensions and similar obligations	(18)	**111,321**	105,264	5.8
Deferred tax liabilities	(27)	**77,915**	65,807	18.4
Other non-current liabilities	(19)	**30,784**	35,278	(12.7)
Total non-current liabilities		**1,082,865**	1,431,734	(24.4)
Minority interests	(20)	**28,850**	56,579	(49.0)
Shareholders' equity	(21)	**1,628,452**	1,355,790	20.1
Total liabilities, minority interests and shareholders' equity		**4,427,480**	4,187,808	5.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statement € in thousands

	(Note)	Year ending December 31		Change
		2004	2003	in %
Net sales		**6,478,072**	6,266,800	3.4
Cost of sales		**3,419,864**	3,453,132	(1.0)
Gross profit		**3,058,208**	2,813,668	8.7
Selling, general and administrative expenses	(24)	**2,376,266**	2,228,135	6.6
Depreciation and amortization (excl. goodwill)	(10, 12, 24)	**101,764**	95,519	6.5
Operating profit		**580,178**	490,014	18.4
Goodwill amortization	(11)	**46,352**	44,809	3.4
Royalty and commission income		**43,166**	42,153	2.4
Financial expenses, net	(26)	**56,832**	49,170	15.6
Income before taxes and minority interests		**520,160**	438,188	18.7
Income taxes	(27)	**196,691**	166,712	18.0
Net income before minority interests		**323,469**	271,476	19.2
Minority interests	(20)	**(9,221)**	(11,391)	(19.0)
Net income		**314,248**	260,085	20.8
Basic earnings per share (in €)	(28)	**6.88**	5.72	20.3
Diluted earnings per share (in €)	(28)	**6.54**	5.72	14.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows € in thousands

	Year ending December 31	
	2004	2003
Operating activities:		
Income before taxes	**520,160**	438,188
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**162,402**	155,169
Unrealized foreign exchange losses, net	**52,033**	22,114
Interest income	**(13,906)**	(8,747)
Interest expense	**71,346**	67,884
Losses/(Gains) on sale of property, plant and equipment, net	**1,705**	(1,839)
Operating profit before working capital changes	**793,740**	672,769
(Increase)/Decrease in receivables and other current assets	**(137,251)**	194,244
Increase in inventories	**(81,125)**	(10,623)
Increase/(Decrease) in accounts payable and other current liabilities	**274,873**	(25,000)
Cash provided by operations	**850,237**	831,390
Interest paid	**(71,030)**	(60,162)
Income taxes paid	**(205,955)**	(120,260)
Net cash provided by operating activities	**573,252**	650,968
Investing activities:		
Purchase and disposal of goodwill and other intangible assets	**(43,148)**	(35,032)
Purchase of property, plant and equipment	**(116,763)**	(109,673)
Proceeds from the sale of property, plant and equipment	**960**	28,347
Acquisition and disposal of subsidiaries net of cash acquired	**(9,809)**	0
Increase in short-term financial assets	**(168,357)**	(80,584)
Increase in investments and other long-term assets	**(36,691)**	(49,770)
Interest received	**13,908**	8,747
Net cash used in investing activities	**(359,900)**	(237,965)
Financing activities:		
Decrease in long-term borrowings	**(367,078)**	(617,598)
Proceeds from issue of convertible bond	**0**	391,965
Dividend of adidas-Salomon AG	**(45,454)**	(45,423)
Dividends to minority shareholders	**(7,107)**	(5,022)
Exercised share options	**28,517**	2,257
Increase in short-term borrowings	**185,848**	0
Net cash used in financing activities	**(205,274)**	(273,821)
Effect of exchange rates on cash	**(1,584)**	(17,134)
Increase in cash and cash equivalents	**6,494**	122,048
Cash and cash equivalents at beginning of year	**189,503**	67,455
Cash and cash equivalents at year-end	**195,997**	189,503

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity € in thousands

	Share capital	Capital reserve	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2002	**116,282**	**11,903**	**(56,743)**	**(40,530)**	**1,050,447**	**1,081,359**
Net income					260,085	260,085
Dividend payment					(45,423)	(45,423)
Exercised share options	80	2,177				2,257
Equity component of convertible bond		114,353				114,353
Net loss on cash flow hedges, net of tax				(1,558)		(1,558)
Net gain on net investments in foreign subsidiaries, net of tax				1,481		1,481
Currency translation			(56,764)			(56,764)
Balance at December 31, 2003	**116,362**	**128,433**	**(113,507)**	**(40,607)**	**1,265,109**	**1,355,790**
Net income					314,248	314,248
Dividend payment					(45,454)	(45,454)
Exercised share options	1,037	27,480				28,517
Net loss on cash flow hedges, net of tax				(5,544)		(5,544)
Net gain on net investments in foreign subsidiaries, net of tax				570		570
Currency translation			(19,675)			(19,675)
Balance at December 31, 2004	**117,399**	**155,913**	**(133,182)**	**(45,581)**	**1,533,903**	**1,628,452**

The accompanying notes are an integral part of these consolidated financial statements.

Statement of Movements of Fixed Assets € in thousands

	Goodwill	Software, patents, trademarks and concessions	Advance payments	Total intangible assets	Land and buildings
ACQUISITION COST					
December 31, 2002	**868,005**	**223,658**	**118**	**1,091,781**	**290,239**
Currency effect	(5,354)	(11,732)	(2)	**(17,088)**	(17,937)
Additions	278	21,775	107	**22,160**	18,781
Changes in companies consolidated	–	–	–	**–**	–
Transfers	–	2,351	(22)	**2,329**	12,620
Disposals	(1,787)	(7,236)	(87)	**(9,110)**	(32,459)
December 31, 2003	**861,142**	**228,816**	**114**	**1,090,072**	**271,244**
Currency effect	(1,713)	(4,979)	(1)	**(6,692)**	(5,656)
Additions	28,694	27,643	–	**56,337**	11,343
Changes in companies consolidated	–	(834)	–	**(834)**	8,419
Transfers	–	2,543	–	**2,543**	7,361
Disposals	–	(14,301)	(6)	**(14,307)**	(1,850)
December 31, 2004	**888,124**	**238,888**	**107**	**1,127,119**	**290,861**
ACCUMULATED DEPRECIATION/AMORTIZATION					
December 31, 2002	**229,263**	**108,281**	**–**	**337,544**	**83,035**
Currency effect	(2,188)	(2,977)	–	**(5,165)**	(2,313)
Additions	44,809	27,527	–	**72,336**	14,471
Write-ups	–	–	–	**–**	–
Changes in companies consolidated	–	–	–	**–**	–
Transfers	–	(1,465)	–	**(1,465)**	1,447
Disposals	(1,787)	(6,233)	–	**(8,020)**	(18,628)
December 31, 2003	**270,097**	**125,133**	**–**	**395,230**	**78,012**
Currency effect	(705)	(1,971)	–	**(2,676)**	(949)
Additions	46,352	32,864	–	**79,216**	15,440
Write-ups	–	–	–	**–**	–
Changes in companies consolidated	–	(584)	–	**(584)**	7,812
Transfers	(47)	76	–	**30**	(26)
Disposals	–	(12,834)	–	**(12,834)**	(1,204)
December 31, 2004	**315,698**	**142,684**	**–**	**458,382**	**99,085**
NET CARRYING AMOUNT					
December 31, 2002	638,742	115,377	118	**754,237**	207,204
December 31, 2003	591,045	103,683	114	**694,842**	193,232
December 31, 2004	**572,426**	**96,204**	**107**	**668,737**	**191,777**

Rounding differences may arise in percentages and totals.

Technical equipment and machinery	Other equipment, furniture and fittings	Advance payments/ construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
129,499	**300,666**	**15,188**	**735,592**	**2,510**	**77,139**	**7,901**	**87,550**
(6,645)	(24,907)	(2,000)	**(51,489)**	(2)	(2)	(1,093)	**(1,097)**
20,089	43,134	27,669	**109,673**	9	-	2,269	**2,278**
-	-	-	-	-	-	-	-
5,914	6,539	(27,402)	**(2,329)**	-	-	-	-
(5,126)	(19,939)	(1,397)	**(58,921)**	(40)	(62)	(168)	**(270)**
143,731	**305,493**	**12,058**	**732,526**	**2,477**	**77,075**	**8,909**	**88,461**
(2,330)	(7,823)	(568)	**(16,376)**	-	(2)	(550)	**(552)**
10,554	59,988	36,283	**118,168**	-	(29)	7,258	**7,228**
1,047	3,156	-	**12,622**	-	-	-	-
8,289	11,911	(30,103)	**(2,543)**	-	-	(0)	**(0)**
(8,743)	(16,727)	(705)	**(28,025)**	(19)	(16)	(1,948)	**(1,983)**
152,547	**355,998**	**16,965**	**816,371**	**2,458**	**77,028**	**13,669**	**93,155**
94,190	**192,611**	-	**369,836**	-	**29**	**47**	**76**
(5,315)	(18,163)	-	**(25,791)**	-	(3)	(3)	**(6)**
18,207	50,166	-	**82,844**	-	-	1	**1**
-	-	-	-	-	-	(12)	**(12)**
-	-	-	-	-	-	-	-
(582)	600	-	**1,465**	-	-	-	-
(4,635)	(17,119)	-	**(40,382)**	-	-	(6)	**(6)**
101,865	**208,095**	-	**387,972**	-	**26**	**27**	**53**
(2,064)	(7,080)	-	**(10,093)**	-	-	0	**0**
16,787	50,975	-	**83,202**	-	-	-	-
-	-	-	-	-	-	(16)	**(16)**
(3)	3,588	-	**11,397**	-	-	-	-
440	(444)	-	**(30)**	-	-	-	-
(8,316)	(14,485)	-	**(24,006)**	-	(16)	-	**(16)**
108,708	**240,651**	-	**448,443**	-	**9**	**12**	**21**
35,309	108,055	15,188	**365,756**	2,510	77,110	7,854	**87,474**
41,866	97,398	12,058	**344,554**	2,477	77,049	8,882	**88,408**
43,839	**115,348**	**16,965**	**367,928**	**2,458**	**77,018**	**13,657**	**93,134**

NOTES

adidas-Salomon AG, a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and sports lifestyle products. The Group's headquarters are located in Herzogenaurach, Germany. adidas-Salomon has divided its operating activities by major brands into three segments: adidas, Salomon and TaylorMade-adidas Golf.

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas.

Salomon branded products include ski and snowboard equipment (skis, snowboards, boots and bindings), technical outdoor apparel as well as hiking boots and inline skates which are designed and manufactured mainly in France, Italy and Romania. Mavic products include rims and wheels for mountain bikes and road racing as well as gears. The Bonfire brand offers snowboard apparel and streetwear. Cliché is the brand for skateboard equipment and apparel. Arc'Teryx is specialized in technical outerwear, performance backpacks and climbing equipment.

TaylorMade develops and assembles or manufactures high-quality golf clubs, balls and accessories. adidas Golf branded products include footwear, apparel and accessories. Maxfli is specialized in golf balls and golf accessories.

1 /// General

The accompanying consolidated financial statements of adidas-Salomon AG (in the following also the "Company") and its subsidiaries (collectively the "adidas-Salomon Group", "adidas-Salomon" or the "Group") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at December 31, 2004 and 2003 respectively.

In 2004, the new and revised standards IFRS 3 (issued 2004) "Business Combinations", IAS 36 (revised 2004) "Impairment of Assets" and IAS 38 (revised 2004) "Intangible Assets" were adopted for all acquisitions on or after March 31, 2004. The adoption of these standards in 2005 will impact the Company's financial position significantly, as scheduled goodwill amortization is no longer allowed.

As of January 1, 2005 the Company will adopt the revised IAS standards resulting from the Improvement Project, revised standard IAS 39 and new standard IFRS 2 "Share-Based Payment". It is believed that these standards will not have a material impact on the Company's financial position, results of operations or cash flows.

German Statutory Reporting

The Company does not prepare consolidated financial statements under accounting principles generally accepted in Germany (German GAAP) pursuant to the exemption in § 292a of the German Commercial Code (HGB).

2 /// Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Principles of Consolidation

The consolidated financial statements include the accounts of adidas-Salomon AG and its significant direct and indirect subsidiaries, which are prepared in accordance with uniform accounting principles.

A company is a subsidiary if adidas-Salomon AG directly or indirectly controls the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ending December 31, 2004 and 2003 respectively:

Number of Consolidated Companies

	2004	2003
January 1	**111**	**106**
Newly founded/consolidated companies	1	6
Divestments/exclusion from consolidation	(6)	–
Merged companies	(1)	(1)
Purchased companies	2	–
December 31	**107**	**111**

Three subsidiaries have not been included in the consolidated financial statements in 2004 (2003: four subsidiaries), since they have little or no active business and are insignificant to the Group's financial position, results of operations and cash flows. The shares in these companies are accounted at cost.

A schedule of the shareholdings of adidas-Salomon AG is shown in Attachment I to these notes. A collective listing of these shareholdings in accordance with § 313 section 4 of the German Commercial Code will be filed with the Commercial Register at the Local Court in Fürth (Bavaria).

Consolidation of equity is made in compliance with the book value method by offsetting the initial investments in subsidiaries against the relevant equity portion at fair value held by the parent company as at acquisition date.

All significant intercompany transactions and balances, and any unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Assets and liabilities of the Group's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate item within shareholders' equity without affecting income.

In the individual financial statements of Group companies, monetary items denominated in a non-euro currency are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

A summary of exchange rates to euro for major currencies in which the Group operates is as follows:

Exchange Rates € 1 equals

	Average rate for the year ending December 31		Spot rate at Dec. 31	
	2004	2003	**2004**	2003
USD	**1.2434**	1.1313	**1.3621**	1.2630
GBP	**0.6785**	0.6920	**0.7051**	0.7048
JPY	**134.41**	130.98	**139.65**	135.05

Derivative Financial Instruments

The Group uses derivative financial instruments, such as interest and currency options, forward contracts, as well as interest rate swaps and cross-currency interest rate swaps to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Group does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, as defined in IAS 39, are recognized in equity. If the effectiveness is not 100%, the deviating amounts are recognized in net income. Amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or, for example, a foreign currency borrowing, any currency gains and losses in the derivative as well as all gains and losses arising on the translation of the borrowing are recognized in equity.

The Group documents the relationship between hedging instruments and hedged items at the inception of the transaction, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair value of a currency option is determined using generally accepted models to calculate option prices. The fair market value of an option is influenced not only by the remaining term of the option but also by further determining factors, such as the actual foreign exchange rate and the volatility of the underlying foreign currency base. The fair values of interest rate options on the reporting date are assessed by the financial institutions through which these options were arranged.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term bank deposits with maturities of three months and less.

Receivables

Receivables are stated at nominal amounts less allowances for doubtful accounts. These allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories

Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method which approximates the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Group based on the age and expected future sales of the items on hand.

Investment Property Held-for-Sale
Investment property held-for-sale is measured initially at cost. For subsequent measurement, the Group applies the cost model.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a declining balance or straight-line basis on useful lives as follows:

Useful Lives of Property, Plant and Equipment

	Years
Buildings	10–50
Leasehold improvements	5–20
Equipment, machinery and furniture and fittings	2–10

Expenditures for maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized.

Impairment
In the event that facts and circumstances indicate that the costs of long-lived assets are impaired, an evaluation of recoverability is performed. An exceptional write-down is made if the carrying amount exceeds the recoverable amount.

Finance Leases
If under a lease agreement substantially all risks and rewards associated with an asset are transferred to the Group, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments.

Goodwill and Identifiable Intangible Assets
Acquired goodwill and intangible assets are valued at cost less accumulated impairment losses and amortization respectively.

Goodwill is the excess of the purchase cost over the fair value of the identifiable assets and liabilities acquired. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity are treated as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation.

Amortization is calculated on a straight-line basis with the following useful lives:

Useful Lives of Goodwill and Identifiable Intangible Assets

	Years
Goodwill	5–20
Patents, trademarks and concessions	5–10
Software	3–5

Expenditures for internally generated intangible assets are generally expensed as incurred since they do not qualify for recognition.

Goodwill arising from acquisitions before March 31, 2004 is amortized on a straight-line basis.

Goodwill arising from acquisitions on or after March 31, 2004 is only tested annually for impairment as the Group applied IFRS 3 in combination with IAS 36 (revised 2004) on these acquisitions.

Goodwill has been allocated for impairment testing purposes to six cash-generating units. The Group's cash-generating units are identified according to brand and region of operations in line with the internal management approach. adidas-Salomon has thus defined the four regions in the adidas segment (adidas Region Europe, North America, Asia and Latin America) as well as the two segments Salomon and TaylorMade-adidas Golf as the relevant cash-generating units.

The segments Salomon and TaylorMade-adidas Golf acquired the remaining shares of Salomon & Taylor Made Co. Ltd. (Japan), adidas Region Europe acquired Maersk Ewals Logistics B.V., adidas Region North America acquired Valley Apparel Company and adidas Region Asia acquired the remaining shares of adidas Malaysia Sdn. Bhd. after March 30, 2004 (see also note 4).

From January 1, 2005 scheduled amortization of goodwill is ceased and goodwill is tested annually for impairment, and additionally when there are indications of potential impairment.

The carrying amounts of goodwill are allocated to the cash-generating units as follows:

Allocation of Goodwill € in millions

	2004
adidas Region Europe	117
adidas Region North America	21
adidas Region Asia	12
adidas Region Latin America	0
Salomon	138
TaylorMade-adidas Golf	284
Total goodwill	**572**

In 2004, adidas-Salomon determined that there is no impairment of any of its cash-generating units containing goodwill with indefinite useful lives.

The recoverable amount of a cash-generating unit is determined on the basis of a fair value less cost to sell calculation. These calculations use cash flow projections based on the next year's detailed financial budget and financial planning covering a five-year period in total. Cash flows beyond the five-year period are extrapolated using steady growth rates of around 2%. The growth rates do not exceed the long-term average growth rate of the business in which each of the cash-generating unit operates.

The discount rates are based on a weighted average cost of capital calculation considering the debt/equity structure and financing costs of the major competitors of each cash-generating unit. The discount rates used are after-tax rates and reflect specific equity and country risk of the relevant cash-generating unit. The applied discount rates for the specific cash-generating unit are between 6.4% and 7.5%.

Research and Development

Research costs are expensed as incurred. Development costs are also expensed as incurred and are not capitalized due to the short product life cycle of sporting goods.

The Group spent approximately € 88 million and € 86 million on product research and development for the years ending December 31, 2004 and 2003 respectively.

Investments

All purchases and sales of investments are recognized on the trade date. Costs of purchases include transaction costs. If the fair value of available-for-sale investments can be measured reliably, they are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement of the period in which they arise. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment.

Borrowings

Borrowings are recognized initially at the loan amounts received, net of transaction costs incurred. In subsequent periods, long-term borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

The fair value of the liability component of the convertible bond is determined using a market interest rate for a comparable straight bond; this amount is presented under long-term borrowings on an amortized cost basis until conversion or maturity of the bond. The remaining portion is included in shareholders' equity; the value of the equity component is not changed in subsequent periods.

Other Liabilities

Other liabilities are recorded at their settlement amount.

Provisions

Provisions are recognized where a present – legal or constructive – obligation has been incurred which is likely to lead to an outflow of resources which can be reasonably estimated.

Pensions and Similar Obligations
Provisions for pensions and similar obligations comprise the provision obligation of the Group under defined benefit and contribution plans. The obligation under defined benefit plans is determined using the projected unit credit method in accordance with IAS 19 (revised 2000). The Group does not recognize actuarial gains or losses of defined benefit plans as income and expenses according to the corridor approach of IAS 19.92 (revised 2000) within the range of 10% of the present value of the defined benefit obligation.

Recognition of Revenues
Sales are recorded net of returns, discounts, allowances and sales taxes when title passes based on the terms of the sale.

Royalty and commission income is recorded based on the terms of the contracts.

Advertising and Promotional Expenditures
Production costs for media campaigns are shown under prepaid expenses until the advertising takes place for the first time, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign on a straight-line basis.

Promotional expenses, including one-time up-front payments for promotional contracts, are expensed pro rata over the term of the agreement.

Interest
Interest is recognized as an expense or income as incurred.

Income Taxes
Current income taxes are computed in accordance with the rules for taxation established in the countries in which the Group operates.

The Group computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Equity Compensation Benefits
Stock options have been granted to members of the Executive Board of adidas-Salomon AG as well as to the managing directors/senior vice presidents of its affiliated companies and to further senior executives of the Group in connection with the Management Share Option Plan (MSOP) of adidas-Salomon AG. The Company has the choice to settle a possible obligation by issuing new shares or providing the equivalent cash compensation. When options are exercised and the Company decides to issue new shares, the proceeds received net of any transaction costs are credited to share capital and capital surplus, and no personnel expenses are recorded. In the case of a cash settlement, the difference between the exercise price and the fair value of the shares is debited to income.

Long-Term Incentive Plans
The Group has established various long-term incentive plans which offer key employees cash and share-based compensation, including stock appreciation rights ("SARs"). Compensation costs for the difference between the exercise price and the fair value of the SARs are recognized in the financial statements when the SARs are exercised.

Use of Estimates
The preparation of financial statements in conformity with IFRS requires the use of assumptions and estimates that affect reported amounts and related disclosures. Although such estimates are based on Management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

3 /// Framework for Accounting Policies in accordance with IFRS and Explanation of Major Differences compared with German Accounting Policies
The major differences between the accounting policies and consolidation methods according to IFRS and German law as set out in § 292a section 2 No. 4b of the German Commercial Code (HGB) are outlined below.

a) Framework for Accounting Policies in Accordance with IFRS
The accounting policies of entities in accordance with IFRS are based on the objective of providing investors with decision-relevant information.

Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits, whilst bearing in mind the need for protection of creditors.

As a rule, accounting policies in accordance with IFRS have a lower level of prudence than German accounting policies, which leads to the following major differences:

- Minimization of possibilities for establishing and releasing hidden reserves.
- The consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements.
- Economic substance has precedence over legal form. The principle of substance over form has a stronger influence in accounting policies in accordance with IFRS than in German GAAP.

b) Description of Major Differences in Accounting Policies Compared with German Accounting Policies

The major differences in accounting policies in accordance with IFRS compared with German accounting policies in the consolidated financial statements of the Group are as follows:

Unrealized Profits Included in the Income Statement

Although the realization principle is a specific part of IFRS, in contrast to German accounting policies "unrealized" profits must be included in the income statement in certain cases. The following balance sheet items are translated at prevailing year-end foreign exchange rates even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:
→ Foreign currency receivables and liabilities.
→ Derivative financial instruments to the extent they do not represent a hedge.
→ Available-for-sale securities.

Deferred Taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carryforwards, which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are reviewed for their realization regularly and are written down if appropriate.

Goodwill

Goodwill arising from acquisitions after March 30, 2004 is only tested annually for impairment as the Group applied IFRS 3 in combination with IAS 36 (revised 2004) on these acquisitions. German accounting policies require scheduled amortization.

Pension Provisions

Pension provisions are calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (§ 6a German Income Tax Act – EStG) is not permitted.

Expected wage and salary increases until pensionable age are considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are used to discount the amounts. These rates can differ significantly from the 6% used for tax purposes in Germany (§ 6a EStG). Pension provisions are calculated for beneficiaries as soon as they become scheme members. Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Other Provisions and Accruals

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

Accounting for Leases

In contrast to the use of German tax-based leasing provisions, IFRS requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. IFRS requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from the use of the item being leased to recognize the lease in its balance sheet.

Minority Interests

Minority interests may not be included as part of Group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

4 /// Acquisition/Disposal of Subsidiaries

Effective March 26, 2004, adidas-Salomon assumed full ownership of its subsidiary in Turkey, adidas Spor Malzemeleri Satis ve Pazarlama A.S., Istanbul, by purchasing the remaining 49% of shares from Esem Spor Giyim Sanayi ve Ticaret A.S., a listed Turkish trading company, for an amount of € 10 million.

In the course of a tender offer for all remaining outstanding common shares of Salomon & Taylor Made Co., Ltd., Tokyo (Japan), adidas-Salomon purchased 3,127,361 shares for an amount of € 29 million. This increased Salomon S.A.'s ownership in Salomon & Taylor Made Co., Ltd. to 99.3% of common stock from 79.2% prior to the offer. Settlement for tenders received took place on May 20, 2004. In the course of the second half of 2004, Salomon S.A.'s ownership increased to 99.87% for an amount of € 1 million. The additional contribution to the Group's net income for the period from May to December 2004 was € 2.5 million.

Additionally, adidas-Salomon assumed control of Valley Apparel Company (renamed to adidas Team Inc.), Cedar Rapids, Iowa (USA), its long-standing licensee for adidas products, by acquiring 100% of the shares for an amount of € 5 million, effective June 4, 2004. Valley Apparel is a producer and distributor of collegiate and professional league apparel and accessories. The subsidiary contributed net losses of € 0.3 million to the Group for the period from June to December 2004.

Effective June 30, 2004, adidas-Salomon assumed full ownership of its former warehouse service provider in the Netherlands, Maersk Ewals Logistics B.V. (renamed to adidas Logistics Services B.V.), Moerdijk, for an amount of € 5 million. The subsidiary contributed net losses of € 0 million to the Group for the period from July to December 2004.

adidas-Salomon assumed full ownership of its subsidiary in Malaysia, adidas Malaysia Sdn. Bhd., Kuala Lumpur, by purchasing the remaining 40% of shares effective October 4, 2004, for an amount of € 3 million. The additional net income for the Group for the period from October to December 2004 was € 0 million.

Effective December 31, 2004, adidas-Salomon sold the remaining 51% of shares of erima Sportbekleidungs GmbH, Pfullingen (Germany), for an amount of € 0.4 million considering dividends received for the full year.

If all acquisitions after March 30, 2004 had occurred on January 1, 2004, Group net sales would have been € 6.484 billion and net income would have been unchanged.

In 2003, adidas-Salomon acquired no subsidiaries.

NOTES TO THE CONSOLIDATED BALANCE SHEET

5 /// Cash and Cash Equivalents

Cash and cash equivalents consist of cash at banks and on hand as well as short-term bank deposits.

The increase in cash and cash equivalents is mainly attributable to increased short-term bank deposits.

6 /// Short-Term Financial Assets

Short-term financial assets are classified as available-for-sale investments with fair value changes recognized in the income statement as incurred. They mainly comprise investment funds as well as marketable equity securities.

As a reaction to the significant decline in debt, the Group has continued its financial investments. Investments have increased by € 170 million to € 259 million at the end of 2004. The diversification of asset classes has been continued and investments are held mainly in the following categories: total/absolute return funds, bond funds, funds of hedge funds, real estate funds and bonds.

The majority of marketable securities relates to commercial paper and certificates of deposit.

7 /// Accounts Receivable

Accounts receivable are as follows:

Accounts Receivable € in thousands

	Dec. 31 2004	Dec. 31 2003
Accounts receivable, gross	**1,137,801**	1,167,721
Less: allowance for doubtful accounts	**91,479**	92,629
Accounts receivable, net	**1,046,322**	**1,075,092**

8 /// Inventories

Inventories by major classification are as follows:

Inventories € in thousands

	Dec. 31 2004	Dec. 31 2003
Finished goods and merchandise on hand	**838,794**	846,589
Goods in transit and advance payments	**304,038**	311,475
Raw materials	**61,842**	66,914
Work in progress	**7,983**	10,172
Inventories, gross	**1,212,657**	**1,235,150**
Less: allowance for obsolescence	**57,283**	71,632
Inventories, net	**1,155,374**	**1,163,518**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas. The allowance for obsolescence mainly relates to inventories on hand.

9 /// Other Current Assets

Other current assets consist of the following:

Other Current Assets € in thousands

	Dec. 31 2004	Dec. 31 2003
Prepaid expenses	**129,093**	97,977
Taxes receivable	**127,008**	55,887
Interest rate options	**5,172**	4,657
Currency options	**7,264**	4,602
Forward contracts	**4,457**	25,529
Security deposits	**15,371**	10,364
Receivables from non-consolidated affiliated companies	**349**	103
Investment property held-for-sale	**28,822**	26,275
Sundry	**66,050**	39,025
Other current assets, gross	**383,586**	**264,419**
Less: allowance	**5,283**	4,992
Other current assets, net	**378,303**	**259,427**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Investment property held-for-sale relates to parts of land of the former "Herzo Base" in Herzogenaurach. This land, owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG, was bought (through acquisition of 90% of the shares) in 1998.

One part of the land is in use for the development of adidas-Salomon's international headquarters "World of Sports", and is included under property, plant and equipment. The remaining part, not needed by adidas-Salomon, has a size of 77 hectares and is to be sold. According to the "Urban Design Contract", signed with the town of Herzogenaurach in December 2001, this land is to be split into a housing area (31 hectares), an industrial area (19 hectares), a public area (24 hectares) and other areas (3 hectares). Furthermore, GEV has to undertake specified opening and development measures as well as to transfer a small piece of land to the town of Herzogenaurach at predetermined conditions.

The fair value of this investment property cannot be determined reliably at the current time, as the land is not yet fully developed and a binding development plan and building permits exist only partially. However, the Group estimates that the fair value of the land could be a mid-double-digit million euro amount.

To secure an appropriate market value, the Group continued in 2004 to pursue the development and commercialization under the control of GEV as decided in 2002. In 2004, GEV sold several pieces of land in the housing area. The development and sale of the complete area is expected to occur within the next 15 years.

Investment property held-for-sale includes the acquisition costs of the land as well as capitalized expenses, which occurred in connection with the development of the land to be sold.

Development of the acquisition costs is as follows:

Investment Property Held-for-Sale € in thousands

	2004
January 1	**26,275**
Additions	5,133
Disposals	(2,762)
Depreciation	0
Transfer	176
Balance at December 31	**28,822**

Information regarding forward contracts as well as currency and interest options is also included in these notes (see note 23).

10 /// Property, Plant and Equipment

Property, plant and equipment consist of the following:

Property, Plant and Equipment € in thousands

	Dec. 31 2004	Dec. 31 2003
Land and buildings	**290,861**	271,244
Technical equipment and machinery	**152,547**	143,731
Other equipment, furniture and fittings	**355,998**	305,493
	799,406	**720,468**
Less: accumulated depreciation	**448,443**	387,972
	350,963	**332,496**
Advance payments and construction in progress, net	**16,965**	12,058
Property, plant and equipment, net	**367,928**	**344,554**

Depreciation expense was € 83 million for the years ending December 31, 2004 and 2003 respectively.

11 /// Goodwill

Goodwill primarily relates to the Group's acquisitions of the Salomon group and subsidiaries in the United States, Australia/New Zealand, Netherlands/Belgium and Italy.

Goodwill € in thousands

	Dec. 31 2004	Dec. 31 2003
Goodwill, gross	**888,124**	861,142
Thereof relating to the acquisition of the Salomon group	**584,882**	584,882
Less: accumulated amortization	**315,698**	270,097
Goodwill, net	**572,426**	**591,045**

The increase in goodwill, gross, relates to the Group's purchase of the remaining shares of adidas Spor Malzemeleri Satis ve Pazarlama A.S. (Turkey), Salomon & Taylor Made Co., Ltd. (Japan) and adidas Malaysia Sdn. Bhd. (Malaysia) as well as the acquisition of Valley Apparel (USA) and Maersk Ewals Logistics B.V. (Netherlands).

Net Assets and Goodwill Acquired after March 30, 2004 € in millions

	2004
Purchase price	43
Book value of net assets acquired	26
Adjustments to fair value of net assets acquired	(6)
Capitalization of intangible assets	0
Goodwill	**23**

Goodwill amortization expense was € 46 million and € 45 million for the years ending December 31, 2004 and 2003 respectively; thereof approximately € 30 million for the years ending December 31, 2004 and 2003 relate to the acquisition of the Salomon group.

12 /// Other Intangible Assets

Other intangible assets consist of the following:

Other Intangible Assets € in thousands

	Dec. 31 2004	Dec. 31 2003
Software, patents, trademarks and concessions, gross	**238,888**	228,816
Less: accumulated amortization	**142,683**	125,133
	96,205	**103,683**
Advance payments, net	**107**	114
Other intangible assets, net	**96,312**	**103,797**

Intangible asset amortization expense was € 33 million and € 28 million for the years ending December 31, 2004 and 2003 respectively.

13 /// Long-Term Financial Assets

Long-term financial assets include a 10% participation in FC Bayern München AG of € 77 million which was concluded in July 2002. This participation is recorded at cost including transaction costs, as this equity security does not have a quoted market price in an active market and other methods of reasonably estimating fair value as at December 31, 2004 and 2003 were inappropriate or unworkable. Additionally, financial assets comprise shares in unconsolidated affiliated companies of € 2 million and € 3 million at December 31, 2004 and 2003 respectively.

Long-term financial assets further include investments which are mainly related to a deferred compensation plan (see note 18). These are mainly invested in insurance products and are measured at fair value.

14 /// Other Non-Current Assets

Other non-current assets consist of the following:

Other Non-Current Assets € in thousands

	Dec. 31 2004	Dec. 31 2003
Prepaid expenses	**84,225**	86,554
Interest rate options	**4,873**	8,924
Currency options	**1,889**	819
Forward contracts	**2,085**	0
Security deposits	**5,688**	6,463
Sundry	**3,839**	1,809
Other non-current assets	**102,599**	**104,569**

Prepaid expenses mainly include prepayments for long-term promotional contracts and service contracts (see also notes 22 and 31).

15 /// Borrowings and Credit Lines

In response to the decline in net borrowings by € 352 million to € 594 million in 2004 from € 946 million in 2003, the Group has terminated its € 300 million Belgian Commercial Paper Program and its multinational ABS Program. Additionally, the € 750 million German Commercial Paper Program was not utilized in 2004.

With settlement on October 8, 2003 adidas-Salomon issued a € 400 million convertible bond through its wholly owned Dutch subsidiary, adidas-Salomon International Finance B.V., guaranteed by adidas-Salomon AG. The bond was issued in tranches of € 50,000 each with a maturity up to 15 years. The bond is, at the option of the respective holder, subject to certain conditions, convertible from and including November 18, 2003 up to and including September 20, 2018 into ordinary no-par-value bearer shares of adidas-Salomon AG at the conversion price of € 102.00 which was fixed upon issue. The coupon of the bond is 2.5% and is payable annually in arrears on October 8 of each year, commencing on October 8, 2004. The bond is convertible into approximately four million no-par-value shares.

The convertible bond is not callable by the issuer until October 2009 and callable thereafter, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015, unconditionally thereafter. Investors have the right to put the bond in *October 2009, October 2012 and October 2015.*

The fair values of the liability component and the equity conversion component were determined on the issuance of the bond. The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate of approximately 5.3% for an equivalent straight bond. The residual amount of € 116.6 million (less transaction costs of € 2.3 million related thereto), representing the value of the equity conversion component, is included in shareholders' equity in capital reserve.

In subsequent periods, the liability component continues to be presented on the amortized cost basis, until conversion or maturity of the bond. The equity conversion component was determined on the issuance of the bond and will not change in subsequent periods.

In December 2004, adidas-Salomon AG as guarantor of the bonds irrevocably waived its right towards all current and future bondholders to elect the cash payment (in lieu of the delivery of all or part of the shares) upon exercise of the conversion right through a bondholder pursuant to § 9 (1) and (2) of the Terms and Conditions of the Bonds.

The adidas-Salomon stock traded above 110% (€ 112.20) of the conversion price of € 102 on more than 20 trading days within the last 30 trading days in the fourth quarter of 2004. Consequently, bond holders have the right to convert their convertible bonds into equity, beginning January 1, 2005.

Gross borrowings declined in 2004 by € 176 million (2003: € 349 million).

Borrowings are denominated in a variety of currencies in which the Group conducts its business. The largest portions of effective gross borrowings (before liquidity swaps for cash management purposes) as at December 31, 2004 are denominated in euros (59%; 2003: 64%) and US dollars (31%; 2003: 26%).

Month-end weighted average interest rates on borrowings in all currencies ranged from 3.0% to 3.8% and from 2.5% to 3.2% for the years ending December 31, 2004 and 2003 respectively.

As at December 31, 2004 the Group had cash credit lines and other long-term financing arrangements totaling € 3 billion (2003: € 3.4 billion); thereof unused credit lines accounted for € 2.0 billion (2003: € 2.4 billion). In addition, the Group had separate lines for the issuance of letters of credit in an amount of approximately € 0.3 billion (2003: € 0.4 billion). The continuing decline reflects a shift in payment practices with product suppliers in the Far East, from letters of credit to settlements in open account.

The Group's outstanding financings are unsecured.

The private placement and convertible bond documentations each contain a negative-pledge clause and a minimum equity covenant. As at December 31, 2004, actual shareholders' equity was well above the amount of the minimum equity covenant.

The amounts disclosed as borrowings represent outstanding borrowings under the following arrangements with aggregated expiration dates as follows:

Gross Borrowings as at December 31, 2004 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	**Total**
Bank borrowings	168	4	0	0	**172**
Commercial paper	0	0	0	0	**0**
Asset-backed securities (ABS)	0	0	0	0	**0**
Private placements	18	141	239	194	**592**
Convertible bond	0	0	285	0	**285**
Total	**186**	**145**	**524**	**194**	**1,049**

Gross Borrowings as at December 31, 2003 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	**Total**
Bank borrowings	0	0	124	0	**124**
Commercial paper	0	0	29	0	**29**
Asset-backed securities (ABS)	0	0	109	0	**109**
Private placements	0	0	450	234	**684**
Convertible bond	0	0	0	279	**279**
Total	**0**	**0**	**712**	**513**	**1,225**

In comparison to former years, when all borrowings with short-term maturities which were backed by long-term arrangements, were reported as long-term borrowings, the Group now reports short-term borrowings.

The borrowings relating to the outstanding convertible bond changed in value and classification, reflecting the accruing interest on the debt component in accordance with IFRS requirements and the first possibility to redeem the bond in 2009.

Information regarding the Group's protection against interest rate risks is also included in these notes (see note 23).

16 /// Accrued Liabilities and Provisions

Accrued liabilities and provisions consist of the following:

Accrued Liabilities and Provisions € in millions

	Dec. 31 2003	Currency translation differences	Usage	Release	Addition	**Dec. 31 2004**
Goods and services not yet invoiced	123	(2)	78	23	130	**150**
Marketing	92	(2)	46	10	73	**107**
Payroll, commissions and employee benefits	81	(2)	52	7	100	**120**
Returns, allowances, warranty	42	(1)	21	6	25	**39**
Restructuring	27	(0)	10	1	29	**45**
Taxes, other than income taxes	10	(0)	4	4	5	**7**
Other	80	(1)	24	6	41	**90**
Accrued liabilities and provisions	**455**	**(8)**	**235**	**57**	**403**	**558**

Marketing provisions mainly consist of provisions for distribution, such as discounts, rebates and sales commissions, as well as promotion.

The usage of the restructuring provision was mainly related to warehouses and production restructuring initiatives within Europe.

The balance of the restructuring provision as at December 31, 2004 mainly represents production restructuring initiatives and indemnities in connection with early retirement plans.

Other accrued liabilities and provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

17 /// Other Current Liabilities

Other current liabilities consist of the following:

Other Current Liabilities € in thousands

	Dec. 31 2004	Dec. 31 2003
Liabilities due to personnel	**14,384**	17,066
Tax liabilities other than income taxes	**35,798**	18,677
Liabilities due to social security	**19,258**	20,656
Currency options	**17,637**	21,289
Forward contracts	**24,062**	19,700
Liabilities due to non-consolidated affiliated companies	**81**	329
Deferred income	**10,829**	1,357
Sundry	**62,283**	40,021
Other current liabilities	**184,332**	**139,095**

Information regarding forward contracts and currency options is also included in these notes (see note 23).

18 /// Pensions and Similar Obligations

The Group sponsors and/or contributes to various pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

The provision for pensions and similar obligations consists of the following:

Pensions and Similar Obligations € in thousands

	Dec. 31 2004	Dec. 31 2003
Defined benefit plans	**100,739**	94,747
Thereof:		
adidas-Salomon AG	**84,051**	77,195
Similar obligations	**10,582**	10,517
Pensions and similar obligations	**111,321**	**105,264**

The actuarial valuations of defined benefit plans are made at the end of each reporting period. Similar obligations include mainly long-term liabilities under a deferred compensation plan. The funds withheld are invested by the Group on behalf of the employees in certain securities, which are presented under *long-term financial assets* (see note 13).

Pension expenses are as follows:

Pension Expenses € in thousands

	Year ending December 31	
	2004	2003
Defined benefit plans	**13,712**	10,696
Thereof:		
adidas-Salomon AG	**9,624**	8,371
Defined contribution plans	**19,986**	13,440
Pension expenses	**33,698**	**24,136**

Defined Benefit Plans

The provision for pensions evolved as follows:

Provisions for Defined Benefit Plans € in thousands

Provision for pensions as at December 31, 2003	***94,747***
Currency translation differences	(36)
Pension expenses	13,712
Pensions paid	(7,684)
Provision for pensions as at December 31, 2004	**100,739**

Most pension provisions are for employees in Germany where the *actuarial assumptions* for the defined benefit plans are as follows:

Actuarial Assumptions

	Dec. 31	Dec. 31
	2004	2003
Discount rate	**4.75%**	5.50%
Salary increases	**1.0–2.0%**	1.5–3.5%
Pension increases	**1.0–2.0%**	1.7–2.0%

Actuarial assumptions for employee turnover and mortality are based on empirical data, the latter on the 1998 version of the mortality tables of Dr. Heubeck as in the prior year. The actuarial assumptions for other countries are not materially different.

The pension obligation consists of the following:

Provision for Defined Benefit Plans € in thousands

	Dec. 31	Dec. 31
	2004	2003
Present value of the *defined benefit obligation*	**118,094**	100,100
Unrecognized actuarial losses	**(17,355)**	(5,353)
Provision for pensions	**100,739**	**94,747**

On the basis of the actuarial valuations, it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19.92 (revised 2000) in 2004 and 2003 respectively.

Pension expense attributable to the defined benefit plans comprises:

Pension Expense for Defined Benefit Plans € in thousands

	Year ending December 31	
	2004	2003
Current service cost	**8,624**	6,348
Interest cost	**5,088**	4,348
Pension expenses	**13,712**	**10,696**

19 /// Other Non-Current Liabilities

Other non-current liabilities consist mainly of obligations under finance leases of € 13 million and € 16 million (see note 22) and negative fair values of long-term interest rate options of € 15 million and € 17 million as at December 31, 2004 and 2003 respectively.

Liabilities falling due after more than five years totaled € 6 million and € 11 million as at December 31, 2004 and 2003 respectively.

20 /// Minority Interests

Minority interests are attributable to eight and eleven subsidiaries as at December 31, 2004 and 2003 respectively (see Shareholdings/Attachment I to these notes).

These subsidiaries were mainly set up together with former independent distributors and licensees for the adidas brand. Salomon & Taylor Made Co., Ltd., Tokyo (Japan) was a public company, which was listed on the Tokyo Stock Exchange from 1995 until the end of 2004.

Minority interests evolved as follows in the years ending December 31, 2004 and 2003 respectively:

Minority Interests € in thousands

	2004	2003
Minority interests as at January 1	**56,579**	**55,513**
Currency translation differences	1,196	(5,195)
Net gain (loss) on cash flow hedges, net of tax	22	(108)
Acquisition of minority interests	(30,181)	–
Exclusion from consolidation	(880)	–
Share in net profit	9,221	11,391
Dividends to third parties	(7,107)	(5,022)
Minority interests as at December 31	**28,850**	**56,579**

21 /// Shareholders' Equity

In January 2004, the nominal capital of adidas-Salomon AG was increased by € 213,248 as a result of the exercise of 83,300 stock options and the issuance of 83,300 no-par-value bearer shares associated with the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the Management Share Option Plan (MSOP). As part of the sixth exercise period of Tranche II (2000) and the third exercise period of Tranche III (2001), the nominal capital was increased by a further € 387,456 in July 2004, as a result of the exercise of 151,350 stock options and the issuance of 151,350 no-par-value bearer shares. Based on the exercise of 170,600 stock options and the issuance of 170,600 no-par-value bearer shares within the scope of the seventh exercise period of Tranche II (2000) and the fourth exercise period of Tranche III (2001) as well as the first exercise period of Tranche IV (2002), the Company's nominal capital was increased by a further € 436,736 in October 2004. On December 31, 2004 the nominal capital of adidas-Salomon AG amounted to € 117,399,040 and was divided into 45,859,000 no-par-value bearer shares. Capital reserves thus increased by € 27,479,984.50 in 2004.

In January 2005, the nominal capital of adidas-Salomon AG was increased by a further € 207,488 as a result of the exercise of 81,050 stock options and the issuance of 81,050 no-par-value bearer shares associated with the eighth exercise period of Tranche II (2000), the fifth exercise period of Tranche III (2001) and the second exercise period of Tranche IV (2002) of the Company's share option plan. On February 18, 2005 the nominal capital of adidas-Salomon AG amounted to € 117,606,528 and is divided into 45,940,050 no-par-value bearer shares. Capital reserves thus increased by € 5,363,524.50 in 2005.

Authorized Capital

Pursuant to § 4 section 2 to 4 of the Articles of Association of adidas-Salomon AG, the Executive Board shall be entitled, subject to Supervisory Board approval, to increase the nominal capital

until May 31, 2005
→ by issuing new shares against contributions in cash or in kind once or several times by no more than a maximum of € 3,579,043.17 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (Authorized Capital III);

until July 26, 2005
→ by issuing new shares against contributions in cash once or several times by no more than € 42,800,000 altogether and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (Authorized Capital I); and

until July 14, 2009
→ by issuing new shares against contributions in cash once or several times by no more than a maximum of € 11,600,000 and, subject to Supervisory Board approval, to exclude shareholders' subscription rights as far as fractional shares are concerned or when issuing new shares at a price not essentially below the stock exchange price (Authorized Capital II).

Contingent Capital

As set out in § 4 section 5 of the Company's Articles of Association, in the version dated January 26, 2005, the nominal capital of adidas-Salomon AG was increased conditionally by up to € 1,987,424 through the issuance of not more than 776,337 no-par-value bearer shares (Contingent Capital 1999) for the purpose of granting stock options in connection with the Management Share Option Plan to members of the Executive Board of adidas-Salomon AG as well as to managing directors/senior vice presidents of its affiliated companies and to other executives of adidas-Salomon AG and of its affiliated companies.

As a result of the exercise of 405,250 stock options and the issuance of 405,250 no-par-value bearer shares associated with three exercise periods of Tranche II (2000), three exercise periods of Tranche III (2001) and one exercise period of Tranche IV (2002) of the stock option plan ending in January, July and October 2004, the nominal amount of Contingent Capital I at the balance sheet date amounted to € 2,194,912, divided into 857,387 no-par-value bearer shares.

As a result of the exercise of 81,050 stock options and the issuance of 81,050 no-par-value bearer shares associated with the eighth exercise period of Tranche II (2000) and the fifth exercise period of Tranche III (2001) as well as the second exercise period of Tranche IV (2002) of the Management Share Option Plan in January 2005, the nominal amount of Contingent Capital I was reduced after the balance sheet date to € 1,987,424, divided into 776,337 no-par-value bearer shares.

The entry of the respective changes to the Articles of Association into the Commercial Register was made on January 26, 2005.

In accordance with § 4 section 6 of the Company's Articles of Association, the nominal capital is conditionally increased by up to a further € 23,040,000, divided into not more than 9,000,000 no-par-value bearer shares (Contingent Capital 2001). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a wholly-owned direct or indirect subsidiary of the Company pursuant to the authorization of the Executive Board on the basis of the shareholder resolution dated May 8, 2003, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds if the Executive Board has concluded following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized financial calculation methods. This authorization to suspend the subscription rights applies, however, only with respect to the bonds with warrants and/or convertible bonds with subscription or conversion rights to the shares having a pro rata amount of the registered share capital totaling a maximum of € 11,600,000.

The nominal value of Contingent Capital 2003 as at the balance sheet date amounted to € 23,040,000, as a conversion of the bonds was not yet possible by that date. The requirements for the exercise of the conversion right, pursuant to § 6 section 5 (a) of the Terms and Conditions of the Convertible Bond issued by adidas-Salomon International Finance B.V., were met on December 31, 2004, as the XETRA quotation of the adidas-Salomon shares on at least 20 trading days within a period of 30 consecutive trading days, ending on the last trading day of this calendar year, exceeded 110% of the relevant conversion price. On February 18, 2005, the nominal value of Contingent Capital 2003 still amounts to € 23,040,000, as the bondholders entitled to convert have not made use of their right to conversion of their bonds into shares.

The conversion right may be exercised during the period commencing on January 1, 2005 and ending on September 20, 2018, subject to the expiration of the conversion right according to § 6 section 3 or subject to the excluded period specified in § 6 section 4 of the Terms and Conditions of the Convertible Bond.

By resolution of the Annual General Meeting held on May 13, 2004, Contingent Capital II resolved upon by the Annual General Meeting of May 10, 2001, in the amount of up to € 23,040,000, was cancelled, as such contingent capital could no longer be used following the entry with the Commercial Register on June 26, 2003 of the cancellation of the Company's authorization to issue bonds with warrants and convertible bonds.

On the occasion of the Annual General Meeting on May 13, 2004, the shareholders resolved upon the creation of a further contingent capital and the authorization to issue bonds with warrants and convertible bonds. In accordance with such new § 4 section 7 of the Articles of Association, entered into the Commercial Register on July 27, 2004, the nominal capital is conditionally increased by up to a further € 9,100,000, divided into not more than 3,554,687 no-par-value bearer shares. The contingent capital increase will only take place to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a subsidiary of the Company pursuant to the authorization of the Executive Board on the basis of the shareholder resolution dated May 13, 2004, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they meet their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the bonds with warrants and/or convertible bonds are issued at a price which is not significantly below the market value of these bonds. The limit for subscription right exclusions of 10% of the registered stock capital according to § 186 section 3 sentence 4 together with § 221 section 4 sentence 2 of the German Stock Corporation Act is observed.

Acquisition of own shares

By resolution of the Annual General Meeting held on May 13, 2004, the shareholders of adidas-Salomon AG authorized the Company to acquire own shares in an aggregate amount of up to 10% of the nominal capital for any permissible purpose until November 12, 2005. The report of the Executive Board stated in particular the following purposes for such acquisition:

- → For the resale of shares against cash at a price not significantly below the stock market price of the shares with the same features.
- → For the purpose of acquiring companies, parts of companies or participations in companies.
- → As consideration for the acquisition of industrial property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties or for the acquisition of licenses relating to such rights.
- → To meet subscription or conversion rights or conversion obligations arising from bonds with warrants and/or convertible bonds issued by the Company or any direct or indirect subsidiary of the Company.
- → To meet the Company's obligations arising from the Management Share Option Plan 1999 (MSOP).
- → To assign to Executive Board members as compensation in the form of a stock bonus subject to the provision that a resale shall only be permitted following a retention period of at least two years from the date of assignment.

It is stipulated that the acquisition of companies or participations, industrial property rights or licenses may also be made via subsidiaries.

Information pursuant to § 21 German Securities Trading Act (WPHG)

adidas-Salomon AG was informed on October 22, 2004 by Barclays PLC, London (UK), and its subsidiaries that they hold in total 5.4% of the voting rights.

Distributable Profits and Dividends

Distributable profits to shareholders are determined by reference to the retained earnings of adidas-Salomon AG and calculated under German Commercial Law.

The Executive Board of adidas-Salomon AG recommends a dividend of € 1.30 for 2004, subject to Annual General Meeting approval. The dividend for 2003 was € 1.00 per share.

Currently, 45,859,000 no-par-value shares carry dividend rights. It is proposed accordingly that retained earnings of adidas-Salomon AG as at December 31, 2004 be appropriated as follows:

Appropriation of Retained Earnings of adidas-Salomon AG € in thousands

Retained earnings of adidas-Salomon AG as at December 31, 2004	68,691
Less: dividend of € 1.30 per share	59,617
Retained earnings carried forward	**9,074**

Due to the possibility to buy back shares, the amount to be distributed to shareholders may change, as a result of the change in the number of shares carrying dividend rights, prior to the Annual General Meeting.

22 /// Leasing and Service Arrangements

Operating Leases

The Group leases offices, retail stores, warehouses and equipment under leases with expiration dates of between one and sixteen years. Rent expenses aggregated to € 139 million and € 129 million for the years ending December 31, 2004 and 2003 respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Minimum Lease Payments for Operating Leases € in millions

	Dec. 31 2004	Dec. 31 2003
Within 1 year	**94**	73
Between 1 and 5 years	**219**	161
After 5 years	**184**	102
Total	**497**	**336**

Finance Leases

The Group also leases several premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 16 million and € 19 million is included in property, plant and equipment as at December 31, 2004 and 2003 respectively. Interest expense was € 1 million (2003: € 1 million) and depreciation expense was € 3 million (2003: € 4 million) for the year ending December 31, 2004.

The minimum lease payments under these contracts over their remaining terms which extend up to 2016 and their net present values are as follows:

Minimum Lease Payments for Finance Leases € in thousands

	Dec. 31 2004	Dec. 31 2003
Lease payments falling due:		
Within 1 year	**4,316**	4,992
Between 1 and 5 years	**12,910**	15,473
After 5 years	**2,393**	3,594
Total lease payments	**19,619**	**24,059**
Less: estimated amount representing interest	**2,929**	4,434
Obligation under finance leases	**16,690**	**19,625**
Thereof:		
current	**3,319**	3,935
non-current	**13,371**	15,690

The non-current portion of the obligation under finance leases includes amounts with terms of more than five years of € 2 million and € 3 million as at December 31, 2004 and 2003 respectively.

Service Arrangements

The Group has outsourced certain logistics and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

Financial Commitments for Service Arrangements € in millions

	Dec. 31 2004	Dec. 31 2003
Within 1 year	**33**	43
Between 1 and 5 years	**17**	58
After 5 years	**0**	3
Total	**50**	**104**

23 /// Financial Instruments

Management of Foreign Exchange Risk

The Group is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing invoiced in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies. It is the Group's policy to hedge identified currency risks arising from forecasted transactions when it becomes exposed. In addition, the Group hedges balance sheet risks selectively.

Risk management is conducted by using natural hedges and arranging forward contracts, currency options and currency swaps. It is Group policy to have a high share of hedging instruments, such as currency options or option combinations, which provide protection and, at the same time, retain the potential to benefit from future favorable exchange rate developments in the financial markets. In 2004, the share of options hedging increased compared to 2003.

In 2004, the Group contracted currency options with premiums paid in a total amount of € 22 million (2003: € 17 million). Since currency options serve as cash flow hedges for future product transactions, the related premiums are recorded in income at the same time as the underlying transaction is recorded. The total amount of option premiums, which was charged to income in 2004, is € 17 million (2003: € 11 million). Paid option premiums (as part of the total capitalized fair value) in an amount of € 25 million and € 18 million were deferred as at December 31, 2004 and 2003 respectively.

The total net amount of US dollar purchases against other currencies was $ 1.7 billion and $ 1.6 billion in the years ending December 31, 2004 and 2003 respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, are summarized in the following table:

Notional Amounts of All Currency Hedging Instruments € in millions

	Dec. 31 2004	Dec. 31 2003
Forward contracts	**871**	1,104
Currency options	**848**	604
Total	**1,719**	**1,708**

The comparatively high amount of forward contracts is primarily due to currency swaps for liquidity management purposes and hedging transactions, in which the US dollar is not involved.

Out of the total amount of outstanding hedges, the following contracts relate to coverage of the biggest single exposure, the US dollar:

Notional Amounts of US Dollar Hedging Instruments € in millions

	Dec. 31 2004	Dec. 31 2003
Forward contracts	**326**	234
Currency options	**657**	504
Total	**983**	**738**

The fair value of all outstanding currency hedging instruments is as follows:

Fair Value € in millions

	Dec. 31 2004	Dec. 31 2003
Forward contracts	**(16)**	6
Currency options	**(10)**	(16)
Total	**(26)**	**(10)**

Out of the negative fair value of € 16 million of forward contracts, negative € 18 million relate to hedging instruments falling under hedge accounting as per definition of IAS 39, split into a negative fair value of € 19 million from cash flow hedges and a positive fair value of € 1 million from net investment hedges (see further details below). The total fair value of outstanding currency options relates to cash flow hedges.

The fair value adjustments of outstanding cash flow hedges for forecasted sales will be reported in the income statement when the forecasted sales transaction is recorded, the wide majority being forecasted for 2005. One cash flow hedge, which related to an embedded derivative within a specific contract, was closed out in 2004 and the remaining fair value was reallocated from equity to the income statement. Other significant embedded derivatives did not exist at the balance sheet date.

In addition, adidas-Salomon hedges part of its net investment in Salomon & Taylor Made Co., Ltd., Tokyo (Japan) with forward contracts. A related gain of € 1 million in 2004 (2003: € 1.5 million) is recognized in equity.

Management of Interest Rate Risk

It has been the policy of the Group to concentrate its financing on short-term borrowings, but to protect against liquidity risks with longer-term financing agreements, and to protect against the risk of rising interest rates with interest rate caps, cross-currency interest rate swaps and interest rate swaps. In view of the continuing decline of the borrowings, no additional caps were arranged in 2004. Additionally, maturing interest rate caps amounting to approximately € 200 million were not renewed.

The interest rate hedges which were outstanding as at December 31, 2004 and 2003 respectively expire as detailed below:

Expiration Dates of Interest Rate Hedges € in millions

	Dec. 31 2004	Dec. 31 2003
Within 1 year	**213**	204
Between 1 and 3 years	**553**	721
Between 3 and 5 years	**0**	50
Over 5 years	**96**	102
Total	**862**	**1,077**

In contrast to 2003, the summary above also includes, in addition to the interest rate options, the notional amount of one long-term US dollar interest rate swap in an amount of € 73 million (2003: € 79 million) and one long-term cross-currency swap in an amount of € 23 million (2003: € 23 million).

The interest rate options had a negative fair value of € 3.0 million and € 2.6 million as at December 31, 2004 and 2003 respectively.

The interest rate swaps and cross-currency interest rate swaps had a negative fair value of € 7.4 million as at December 31, 2004 and 2003 respectively.

Several of the instruments qualify as cash flow hedges pursuant to IAS 39. The related negative change in fair value of € 0.2 million was debited in equity and will be expensed in accordance with interest rate developments in parallel to the underlying hedged item. The negative change in the fair value of the remaining instruments of € 0.2 million was recorded directly in the income statement, as incurred.

Credit Risk

The Group's treasury department arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, all being rated "A-" or higher in terms of Standard & Poor's long-term ratings (or a comparable rating from other rating agencies).

Generally, foreign Group companies are authorized to work with banks rated "BBB+" or higher. In exceptional cases, they are authorized to work with banks rated lower than "BBB+". To limit risk in these cases, restrictions such as limited amounts of cash deposits with these banks are stipulated.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

24 /// Operating Expenses (Selling, General and Administrative Expenses as well as Depreciation and Amortization [excluding Goodwill])

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales.

A significant portion of the operating expenses comprises the marketing working budget. The marketing working budget consists of promotion and communication spending such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. In 2004, marketing working budget accounted for approximately 35% (2003: 35%) of the total operating expenses.

Total depreciation and amortization expense for tangible and intangible assets (excluding goodwill) was € 116 million and € 110 million for the years ending December 31, 2004 and 2003 respectively. Thereof € 14 million and € 15 million were recorded within the cost of sales as they are directly attributable to the production costs of goods sold.

Operating Expenses € in millions

	Year ending December 31	
	2004	2003
Marketing working budget	**878**	807
Marketing overhead	**209**	194
Sales	**500**	466
Logistics	**352**	349
Research & development	**88**	86
Central finance & administration	**431**	416
Other	**20**	6
Total operating expenses	**2,478**	**2,324**
Thereof:		
Depreciation and amortization (excl. goodwill)	**102**	96
Selling, general and administrative expenses	**2,376**	2,228

25 /// Cost by Nature

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total cost of materials was € 3.225 billion and € 3.333 billion for the years ending December 31, 2004 and 2003 respectively.

Personnel Expenses

Personnel expenses were as follows:

Personnel Expenses € in millions

	Year ending December 31	
	2004	2003
Wages and salaries	**669**	604
Social security contributions	**79**	81
Pension expense	**34**	24
Personnel expenses	**782**	**709**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

26 /// Financial Expenses, Net

Financial result consists of the following:

Financial Expenses, Net € in thousands

	Year ending December 31	
	2004	2003
Interest income	**13,690**	9,060
Interest expense	**(71,346)**	(67,884)
Interest expense, net	**(57,656)**	**(58,824)**
Income from investments	**222**	0
Fair value gains on available-for-sale investments	**16**	338
Other, net	**586**	9,316
Financial expenses, net	**(56,832)**	**(49,170)**

Information regarding the Group's available-for-sale investments, borrowings and financial instruments is also included in these notes (see notes 6, 13, 15 and 23).

27 /// Income Taxes

In general, adidas-Salomon AG and its German subsidiaries are subject to corporate and trade taxes.

In general, a corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings. The corporate tax rate was temporarily increased to 26.5% for 2003 in order to help to support the victims of the flood in Eastern Germany in 2002. The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. The following deferred tax assets and liabilities, determined after appropriate offsetting, are presented on the balance sheet:

Deferred Tax Assets/Liabilities € in thousands

	Dec. 31	Dec. 31
	2004	2003
Deferred tax assets	**160,135**	178,484
Deferred tax liabilities	**(77,915)**	(65,807)
Deferred tax assets, net	**82,220**	**112,677**

The movements of deferred taxes are as follows:

Movement of Deferred Taxes € in thousands

	2004	2003
Deferred tax assets, net as at January 1	**112,677**	**118,294**
Deferred tax (expense)/income	**(37,786)**	14,259
Change in consolidated companies	**3,285**	0
Change in deferred taxes attributable to fair value changes of qualifying hedging instruments (see note 23)	**8,213**	(3,619)
Currency translation differences	**(4,169)**	(16,257)
Deferred tax assets, net as at December 31	**82,220**	**112,677**

Deferred tax assets and liabilities of the Group on a gross basis before valuation allowances and before appropriate offsetting are attributable to the items detailed in the table below:

Deferred Taxes € in thousands

	Dec. 31 2004	Dec. 31 2003
Non-current assets	**24,266**	29,282
Current assets	**108,632**	79,492
Accrued liabilities and provisions	**117,265**	119,091
Accumulated tax loss carryforwards	**68,793**	89,690
	318,956	**317,555**
Valuation allowances	**(84,665)**	(73,933)
Deferred tax assets	**234,291**	**243,622**
Non-current assets	**6,636**	9,699
Current assets	**104,316**	64,049
Untaxed reserves	**41,054**	47,328
Accrued liabilities and provisions	**65**	9,869
Deferred tax liabilities	**152,071**	**130,945**
Deferred tax assets, net	**82,220**	**112,677**

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the respective business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances refer to deferred tax assets of companies which are operating in the start-up phase or in certain emerging markets, since the realization of the related tax benefits is not probable. Further, adidas Salomon North America Inc. has deductible temporary differences, unused foreign tax credits and tax loss carryforwards, which can in part only be utilized in limited annual amounts through to 2007, for which a valuation allowance is established for amounts in excess of income projections.

The Group does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries to the extent that they are expected to be permanently invested in international operations. The earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends, or if foreign earnings were loaned to the subsidiary, or if the Group were to sell its shareholdings in the subsidiaries.

Tax Expense

Tax expense is split as follows:

Income Tax Expense € in thousands

	Year ending December 31 2004	2003
Current tax expense	**158,905**	180,971
Deferred tax expense/(income)	**37,786**	(14,259)
Income tax expense	**196,691**	**166,712**

Current taxes in the amount of € 1 million which relate to net investment hedges have been credited directly to shareholders' equity for the years ending December 31, 2004 and 2003 (see also note 23).

The effective tax rate of adidas-Salomon differs from an assumed tax rate of 40% as follows:

Reconciliation of Tax Rate

	Year ending December 31			
	2004		2003	
	€ in millions	**in %**	€ in millions	in %
Expected income tax expense	**208.1**	**40.0**	175.3	40.0
Tax rate differentials	**(61.6)**	**(11.8)**	(63.2)	(14.4)
Non-deductible goodwill amortization	**16.7**	**3.2**	16.5	3.8
Other non-deductible expenses	**2.7**	**0.5**	13.0	3.0
Losses for which benefits were not recognizable and changes in valuation allowances	**25.8**	**5.0**	16.3	3.7
Other, net	**0.2**	**0.0**	1.8	0.4
	191.9	**36.9**	**159.7**	**36.5**
Withholding tax expense	**4.8**	**0.9**	7.0	1.5
Income tax expense	**196.7**	**37.8**	**166.7**	**38.0**

28 /// Earnings Per Share

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Dilutive potential shares have arisen under the Management Share Option Plan (MSOP) of adidas-Salomon AG, which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I (1999) of the share option plan have been fulfilled to date, this Tranche did not affect the calculation of dilutive earnings per share. However under Tranches II (2000), III (2001) and IV (2002) of the share option plan, dilutive potential shares impact the diluted earnings per share calculation.

It is necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at December 31, 2004 as the required conversion criteria were fulfilled at the balance sheet date (see note 15). The convertible bond is assumed to have been converted into ordinary shares and the net income is adjusted to eliminate the interest expense less the tax effect.

Earnings Per Share

	Year ending December 31	
	2004	2003
Net income (€ in thousands)	**314,248**	260,085
Weighted number of shares outstanding	**45,649,560**	45,452,361
Basic earnings per share (€)	**6.88**	**5.72**
Net income (€ in thousands)	**314,248**	260,085
Interest expense on convertible bond (net of taxes) (€ in thousands)	**10,464**	0
Net income used to determine diluted earnings per share (€ in thousands)	**324,712**	**260,085**
Weighted number of shares outstanding	**45,649,560**	45,452,361
Weighted share options	**98,217**	17,005
Assumed conversion convertible bond	**3,921,569**	0
Weighted number of shares for diluted earnings per share	**49,669,346**	**45,469,366**
Diluted earnings per share (€)	**6.54**	**5.72**

NOTES – ADDITIONAL INFORMATION

29 /// Segmental Information

The Group operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Group is currently managed by brands and on the basis of a regional structure.

Certain functions of the Group are centralized and an allocation of these functions to specific segments is not considered to be meaningful. This includes mainly central treasury, worldwide sourcing and global marketing as well as other headquarter departments. Assets, liabilities, income and expenses relating to these corporate functions are presented in the Headquarter/Consolidation column together with non-allocable items and the intersegment elimination.

Compared to the 2003 annual financial statements, the Salomon segment includes adidas Cycling. Net sales for adidas Cycling were approximately € 7 million in 2003.

Information about the Group's segments in accordance with the management approach is presented on the following pages.

Segmental Information by Brand € in millions

	adidas		Salomon		TaylorMade-adidas Golf	
	2004	2003	**2004**	2003	**2004**	2003
Net sales third parties	**5,174**	4,950	**653**	658	**633**	637
Gross profit	**2,284**	2,008	**259**	264	**298**	290
in % of net sales	**44.1**	40.6	**39.6**	40.1	**47.0**	45.5
Operating profit	**523**	365	**9**	35	**60**	67
Assets	**1,939**	2,172	**505**	521	**335**	391
Liabilities	**603**	814	**172**	138	**62**	67
Capital expenditure	**85**	63	**19**	18	**9**	12
Amortization and depreciation excl. goodwill amortization	**56**	63	**7**	7	**11**	9

	Headquarter/ Consolidation		adidas-Salomon	
	2004	2003	**2004**	2003
Net sales third parties	**18**	22	**6,478**	6,267
Gross profit	**218**	252	**3,058**	2,814
in % of net sales			**47.2**	44.9
Operating profit	**(12)**	23	**580**	490
Assets	**1,648**	1,104	**4,427**	4,188
Liabilities	**1,962**	1,756	**2,799**	2,775
Capital expenditure	**27**	29	**140**	122
Amortization and depreciation excl. goodwill amortization	**28**	17	**102**	96

Segmental Information by Region € in millions

	Europe		North America		Asia	
	2004	2003	**2004**	2003	**2004**	2003
Net sales	**3,510**	3,391	**1,533**	1,609	**1,254**	1,121
Intersegment sales	**(40)**	(26)	**(47)**	(47)	**(3)**	(5)
Net sales third parties	**3,470**	3,365	**1,486**	1,562	**1,251**	1,116
Gross profit	**1,573**	1,383	**534**	552	**615**	525
in % of net sales	**44.8**	40.8	**34.9**	34.3	**49.1**	46.8
Operating profit	**644**	534	**79**	92	**244**	191
Assets	**1,461**	1,428	**768**	778	**480**	447
Liabilities	**662**	712	**410**	419	**319**	248
Capital expenditure	**46**	44	**27**	22	**23**	12
Amortization and depreciation excl. goodwill amortization	**30**	30	**21**	21	**16**	14

	Latin America		Headquarter/ Consolidation		adidas-Salomon	
	2004	2003	**2004**	2003	**2004**	2003
Net sales	**224**	179	**2,518**	2,640	**9,039**	8,940
Intersegment sales	**0**	0	**(2,471)**	(2,595)	**(2,561)**	(2,673)
Net sales third parties	**224**	179	**47**	45	**6,478**	6,267
Gross profit	**87**	70	**248**	284	**3,058**	2,814
in % of net sales	**39.0**	38.9			**47.2**	44.9
Operating profit	**38**	25	**(426)**	(352)	**580**	490
Assets	**117**	93	**1,601**	1,442	**4,427**	4,188
Liabilities	**56**	55	**1,352**	1,341	**2,799**	2,775
Capital expenditure	**1**	1	**43**	43	**140**	122
Amortization and depreciation excl. goodwill amortization	**1**	1	**34**	30	**102**	96

Net sales to third parties are shown in the geographic market in which the revenues are realized. Intersegment sales represent sales to operational units not belonging to the same region. The global sourcing function is included in the Headquarter/Consolidation column. There are no sales between the brands. Transactions between the segments are based on the dealing-at-arm's-length principle.

Segment assets include all operating assets and comprise mainly accounts receivable, inventory as well as property, plant and equipment and intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include goodwill, financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the Headquarter/Consolidation column.

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill and the inception of finance leases do not affect capital expenditure.

30 /// Additional Cash Flow Information

In 2004, the Group acquired all outstanding shares of Valley Apparel Company (USA) and Maersk Ewals Logistics B.V. (Netherlands). As at December 31, 2004, erima Sportbekleidungs GmbH (Germany) together with its subsidiaries in Switzerland and France (see also note 4) was disposed of.

Generally, the fair value of the net assets approximated the book value of the net assets acquired and disposed.

The assets acquired/disposed and liabilities assumed/disposed were as follows at the date of the acquisition/disposal:

Cash Flow of Acquired and Disposed Subsidiaries € in thousands

	Dec. 31 2004
Cash	168
Inventories	(6,139)
Receivables and other current assets	(6,175)
Property, plant and equipment	2,109
Goodwill and other intangible assets	15,218
Investments and other long-term assets	92
Accounts payable and other liabilities	9,926
Short-term borrowings	11
Long-term bank borrowings	(5,233)
Total cost	**9,977**
Less: cash acquired/disposed	(168)
Cash flow net of cash acquired/disposed	**9,809**

31 /// Commitments and Contingencies

Other Financial Commitments

The Group has other financial commitments for promotion and advertising contracts, which mature as follows:

Financial Commitments for Promotion and Advertising € in millions

	Dec. 31 2004	Dec. 31 2003
Within 1 year	**213**	187
Between 1 and 5 years	**691**	528
After 5 years	**238**	197
Total	**1,142**	**912**

Commitments with respect to advertising and promotion maturing after five years have remaining terms of up to fourteen years from December 31, 2004.

Information regarding commitments under lease and service contracts is also included in these notes (see note 22).

Litigation

The Group is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements as well as competition issues. The risks regarding these lawsuits are covered by accrued liabilities and provisions when a reliable estimate of the amount of the obligation can be made (see note 16). In the opinion of Management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Group.

32 /// Equity Compensation Benefits

Management Share Option Plan (MSOP) of adidas-Salomon AG

Under the share option plan adopted by the shareholders of adidas-Salomon AG on May 20, 1999 and amended by resolution of the Annual General Meeting on May 8, 2002 and on May 13, 2004, the Executive Board has been authorized to issue non-transferable stock options for up to 1,367,187 no-par-value bearer shares to members of the Executive Board of adidas-Salomon AG as well as to managing directors/senior vice presidents of its related companies and to other executives of adidas-Salomon AG and its related companies until August 27, 2004. The granting of stock options can take place in tranches that shall not exceed 25 % of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately five years upon their respective issue.

The following stock options have been issued so far:

Number of Stock Options

	Originally Issued	Outstanding as at Dec. 31	
		2004	2003
Tranche I (1999)	266,550	**163,450**	175,550
Tranche II (2000)	335,100	**24,250**	172,700
Tranche III (2001)	342,850	**80,700**	312,000
Tranche IV (2002)	340,850	**253,800**	327,150
Tranche V (2003)	88,000	**82,500**	87,500

No further stock options were issued during the year under review.

Issued Shares

	Shares Issued		Exercise Price in €	
	2004	2003	**2004**	2003
Tranche I (1999)	**0**	0	**0**	0
Tranche II (2000)	**41,750**	17,750	**81.84**	80.84
	56,450	13,500	**64.87**	74.99
	46,400		**42.43**	
Tranche III (2001)	**41,550**		**86.44**	
	94,900		**72.97**	
	76,200		**54.93**	
Tranche IV (2002)	**48,000**		**99.33**	

(See also note 21.)

The stock options may only be exercised subject to the attainment of at least one of the following performance objectives:

(1) Absolute Performance:
During the period between the issuance and exercise of the stock options, the stock market price for the adidas-Salomon share – calculated upon the basis of the total shareholder return approach – *has increased by an annual average of at least 8%.*

(2) Relative Performance:
During the same period, the stock market price for the adidas-Salomon share must have developed by an annual average of 1% more favorably than the stock market prices of a basket of competitors of adidas-Salomon globally and in absolute terms may not have fallen.

The stock options may only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas-Salomon share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 2.56.

The option terms and conditions stipulate that the stock options may be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

The new shares participate in profits from the beginning of the year in which they are issued.

33 /// Related Parties

Herbert Hainer, CEO and Chairman of the Executive Board of adidas-Salomon AG, is also Deputy Chairman of the Supervisory Board of FC Bayern München AG. adidas-Salomon holds 10% of the shares of FC Bayern München AG (see also note 13) and in addition has a promotion contract with this club. The terms of the promotion contract with this club are similar to those with other clubs.

34 /// Other Information

Employees

The average numbers of employees are as follows:

Employees

	Year ending December 31	
	2004	2003
Own retail	**3,386**	2,739
Sales	**2,885**	2,822
Logistics	**2,884**	2,856
Marketing	**1,965**	1,938
Central functions & administration	**1,952**	1,901
Production	**1,767**	1,741
Research & development	**1,038**	972
Information technology	**465**	442
Total	**16,342**	**15,411**

Compared to the prior year's statement, presentation of the average numbers of employees has changed to be consistent with internal reporting.

Remuneration of the Supervisory Board and the Executive Board of adidas-Salomon AG

Remuneration of Supervisory and Executive Board Members € in thousands

	Year ending December 31	
	2004	2003
Supervisory Board remuneration	**301**	294
Executive Board remuneration	**11,376**	7,502
Thereof:		
Fixed components	**3,141**	3,108
Variable components		
Performance Bonus	**3,446**	3,485
LTIP accrued expenses	**4,550**	750
Benefits in kind	**239**	159
Remuneration of former members of the Executive Board	**1,352**	1,292
Thereof:		
Pension payments to former members of the Executive Board	**1,352**	924
Pension obligations regarding former members of the Executive Board	**33,403**	34,032

Supervisory Board remuneration comprises only fixed components. In addition to the total remuneration indicated above, two members of the Supervisory Board received € 0.5 million in total for additional advisory activities for the years ending December 31, 2004 and 2003 respectively.

The remuneration for the Executive Board is divided into fixed and variable components and components with long-term incentive impact. The variable components are contingent upon the attainment of individual and Group targets.

The variable components also comprise a further bonus under a Long-Term Incentive Plan (LTIP), the amount being linked to the attainment of certain goals during a three-year period. This bonus is dependent on the accumulated earnings improvement (income before taxes) in the period 2003 to 2005 and the earnings increase in 2005 versus the prior year. Provided the targets are achieved, payment will be made following approval of the consolidated financial statements for the year ending December 31, 2005.

Under the Management Share Option Plan (MSOP) of adidas-Salomon AG, members of the Executive Board held non-transferable stock options on 53,000 shares and 127,600 shares of adidas-Salomon AG as at December 31, 2004 and 2003 respectively. In addition, former members of the Executive Board held non-transferable stock options on 9,400 and 10,000 shares of adidas-Salomon AG as at December 31, 2004 and 2003 respectively. In 2004 and 2003, members of the Executive Board did not receive any stock options. In 2004, current and former members of the Executive Board exercised 77,600 stock options (2003: 5,000). Details of the Management Share Option Plan are also included in these notes (see note 32).

35 /// Information Relating to the German Corporate Governance Code

Information pursuant to Section 6.6 German Corporate Governance Code

In the course of 2004, Charles Thomas Scott, a member of the Supervisory Board until May 2004, sold 2,000 shares and Christian Tourres, a current member of the Supervisory Board, sold a total of 200,000 shares and purchased a total of 40,000 shares. Christian Ruprecht, the son of a member of the Supervisory Board, and Jean-Luc Diard, President of Salomon, sold 130 and 125 shares respectively. In addition, Jean-Luc Diard, Christophe Bézu, Head of adidas Asia/Pacific, and Michel Perraudin, a member of adidas-Salomon's Executive Board, exercised share options related to adidas-Salomon's Management Share Option Plan (MSOP), selling 500, 2,000 and 2,400 shares respectively. No other transactions subject to the reporting obligation in accordance with § 15a of the German Securities Trading Act were reported in 2004.

Information pursuant to § 161 German Stock Corporation Act (AktG)

On February 9, 2005 the Executive Board and Supervisory Board issued the updated declaration of conformity in accordance with § 161 of the Stock Corporation Act (AktG). The text of the Declaration of Compliance is available on the Group's corporate website.

36 /// Events after the Balance Sheet Date

Syndicated Loan

At the beginning of 2005, a syndication was launched to a selected group of adidas-Salomon's relationship banks. The € 800 million Revolving Credit Facility will serve as a replacement for the medium-term lines (€ 876 million) that the Group terminated in the summer of 2004.

Date of Authorization for Issue

These financial statements will be approved for issue by the Supervisory Board on March 3, 2005.

Herzogenaurach, February 18, 2005 /// The Executive Board of adidas-Salomon AG

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2004 **(Attachment I)**

	Company	Domicile	Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
1	GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	2,920	directly	90
2	GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	37	directly	100
3	adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
4	adidas Beteiligungsgesellschaft mbH	Herzogenaurach (Germany)	EUR	350,812	directly	100
	Europe (incl. Africa and Middle East)					
5	adidas Sport GmbH	Cham (Switzerland)	CHF	23,881	directly	100
6	Salomon Schweiz A.G.	Cham (Switzerland)	EUR	2,858	13	100
7	Sarragan S.A.[7]	Fribourg (Switzerland)	CHF	198	directly	100
8	adidas Austria GmbH	Klagenfurt (Austria)	EUR	5,762	directly	95.89
					5	4.11
9	Salomon Österreich GmbH	Klagenfurt (Austria)	EUR	4,529	13	100
10	Salomon Österreich GmbH Station Sölden OHG[6]	Sölden (Austria)	EUR	58	9	50
11	adidas Salomon France S.A.	Metz-Tessy (France)	EUR	513,195	directly	85.5
					15	14.5
12	adidas Sarragan France S.a.r.l.	Landersheim (France)	EUR	100,263	11	100
13	Salomon S.A.	Annecy (France)	EUR	249,340	11	100
14	Cliché S.A.S.	Lyon (France)	EUR	(2,895)	13	100
15	adidas International B.V.	Amsterdam (Netherlands)	EUR	2,017,001	directly	96.2
					12	3.8
16	adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	629,177	15	100
17	adidas Logistic Services B.V. (formerly Maersk Ewals Logistics B.V.)	Moerdijk (Netherlands)	EUR	658	15	100
18	adidas International Marketing B.V.	Amsterdam (Netherlands)	EUR	570,159	15	100
19	adidas-Salomon International Finance B.V.	Amsterdam (Netherlands)	EUR	2,340	15	100
20	adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	6,441	directly	100
21	adidas Belgium N.V.	Brussels (Belgium)	EUR	3,772	20	100
22	adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	47,300	directly	100
23	adidas (ILKLEY) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	22	100
24	Larasport (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	22	100
25	Sarragan (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	22	100
26	adidas Trefoil Trading (U.K.) Ltd.[1][7]	Stockport (Great Britain)	GBP	–	25	100
27	Three Stripes Ltd.[1][7]	Stockport (Great Britain)	GBP	–	22	50
					23	50
28	Salomon Taylor Made Ltd[5]	Basingstoke (Great Britain)	GBP	(16,489)	13	99.8
					29	0.2
29	Taylor Made Great Britain Ltd.[5][7]	Basingstoke (Great Britain)	GBP	–	13	100

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2004 **(Attachment I)**

	Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
30	adidas (Ireland) Ltd.	Dublin (Ireland)	EUR	6,272	directly	100
31	adidas International Re Ltd.	Dublin (Ireland)	EUR	4,820	15	100
32	adidas-Salomon Espana S.A.	Zaragoza (Spain)	EUR	73,882	4	100
33	adidas Italy S.p.A	Monza (Italy)	EUR	107,039	15	100
34	Salomon Italia S.p.A.	Bergamo (Italy)	EUR	6,608	13	99.9
					35	0.1
35	Salomon San Giorgio S.p.A.	Treviso (Italy)	EUR	10,973	13	68.8
					34	31.2
36	adidas Portugal S.A.	Lisbon (Portugal)	EUR	5,014	15	100
37	adidas Norge A/S	Gjovik (Norway)	NOK	35,340	directly	100
38	Salomon Norge A/S	Oslo (Norway)	NOK	7,505	13	100
39	adidas Sverige AB	Stockholm (Sweden)	SEK	35,562	directly	100
40	Salomon Nordic AB	Boras (Sweden)	SEK	42,086	13	100
41	adidas Suomi Oy	Helsinki (Finland)	EUR	1,779	15	50
42	Salomon Sport Finland Oy	Helsinki (Finland)	EUR	4,478	13	100
43	adidas Danmark A/S	Them (Denmark)	DKK	4,019	15	100
44	Salomon Danmark ApS	Holte (Denmark)	DKK	7,798	43	100
45	adidas CR spol. s.r.o.	Prague (Czech Republic)	CZK	211,922	directly	100
46	adidas Budapest Kft.	Budapest (Hungary)	HUF	1,567,845	directly	85
47	adidas Bulgaria EAD	Sofia (Bulgaria)	BGN	807	directly	100
48	adidas Ltd.	Moscow (Russia)	USD	49,902	8	100
49	adidas Poland Sp. z.o.o.	Warsaw (Poland)	PLN	28,666	directly	100
50	adidas Romania S.R.L.	Bucharest (Romania)	ROL	8,281,823	15	100
51	Salomon Romania Srl[6]	Timisoara (Romania)	EUR	630	13	100
52	adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	193,304	directly	100
53	adidas Trgovina d.o.o	Ljubljana (Slovenia)	SIT	38,760	directly	100
54	SC adidas Ukraine	Kiev (Ukraine)	USD	4,725	directly	100
55	adidas Hellas A.E.	Thessaloniki (Greece)	EUR	17,002	directly	50
56	adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	EUR	14,488	15	100
57	a-RET Tekstil ve Deri Ürünleri Tic. A.S.	Istanbul (Turkey)	EUR	1,932	16	100
58	adidas-Salomon Emerging Markets L.L.C.	Dubai (United Arab Emirates)	USD	26,061	12	49
					indirectly	51
59	adidas Lebanon SAL[7]	Beirut (Lebanon)	USD	(189)	12	49
					indirectly	51
60	adidas Egypt Ltd.[7]	Cairo (Egypt)	USD	(1,792)	directly	100
61	adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(9,788)	directly	100
62	adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	58,824	directly	100
63	adidas (Cyprus) Limited	Nikosia (Cyprus)	CYP	968	directly	100

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2004 **(Attachment I)**

	Company	Domicile	Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
North America						
64	adidas Salomon North America Inc.	Portland, Oregon (USA)	USD	270,503	directly	87.18
					13	12.82
65	adidas America Inc.	Beaverton, Oregon (USA)	USD	15,045	64	100
66	adidas Promotional Retail Operations Inc.	Portland, Oregon (USA)	USD	16,356	64	100
67	adidas Sales Inc.	Portland, Oregon (USA)	USD	73,773	64	100
68	adidas Village Corporation	Portland, Oregon (USA)	USD	15,151	64	100
69	adidas Interactive Inc.	Portland, Oregon (USA)	USD	4,939	64	100
70	adidas International, Inc.	Portland, Oregon (USA)	USD	5,470	64	100
71	adidas Team Inc.	Portland, Oregon (USA)	USD	965	64	100
	(formerly Valley Apparel Company of Cedar Rapids)					
72	Taylor Made Golf Co. Inc.	Carlsbad, California (USA)	USD	5,970	64	100
73	Salomon North America, Inc.	Portland, Oregon (USA)	USD	5,478	64	100
74	Salomon Design Center Inc.[7]	Boulder, Colorado (USA)	USD	1,550	64	100
75	Arc'Teryx Equipment (U.S.A.), Inc.[6] [7]	Seattle, Washington (USA)	USD	–	80	100
76	Bonfire Snowboarding, Inc.	Portland, Oregon (USA)	USD	2,275	64	100
77	Mavic Inc.	Haverhill, Massachusetts (USA)	USD	3,328	64	100
78	adidas-Salomon Canada Ltd.	Toronto (Canada)	CAD	25,690	directly	100
79	Salomon Canada Sports Ltd.[7]	Montreal (Canada)	CAD	6,661	13	100
80	Arc'Teryx Equipment, Inc.	Vancouver (Canada)	CAD	14,432	15	100
Asia						
81	adidas-Salomon International Sourcing Ltd.[2]	Hong Kong (China)	USD	340,790	16	100
82	adidas Hong Kong Ltd.	Hong Kong (China)	HKD	127,612	directly	100
83	adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	378,467	4	100
84	Guangzhou adi Sporting Goods Ltd.[7]	Guangzhou (China)	CNY	7,837	directly	90
					indirectly	10
85	adidas Japan K.K.	Tokyo (Japan)	JPY	6,827,646	4	100
86	Salomon & Taylor Made Co., Ltd.	Tokyo (Japan)	JPY	16,185,990	13	99.87
87	adidas Korea Ltd.	Seoul (Korea)	KRW	56,033,000	directly	51
88	adidas-Salomon Korea Technical Services Ltd.[2]	Pusan (Korea)	KRW	–	81	100
89	Taylor Made Korea Ltd.	Seoul (Korea)	KRW	28,802,255	directly	100
90	adidas India Private Ltd.[3]	New Delhi (India)	INR	(577,053)	directly	99
					15	1

Shareholdings of adidas-Salomon AG, Herzogenaurach as of December 31, 2004 **(Attachment I)**

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[8]	in %
91 adidas India Marketing Private Ltd.[3]	New Delhi (India)	INR	-	90	91.4
92 P.T. Trigaris Sportindo (adidas Indonesia)	Jakarta (Indonesia)	IDR	(10,749,643)	indirectly	92
93 adidas Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	22,783	directly	100
94 adidas Philippines Inc.	Manila (Philippines)	PHP	121,697	directly	100
95 adidas Singapore Pte. Ltd.	(Singapore)	SGD	8,890	directly	100
96 adidas Taiwan Ltd.	Taipei (Taiwan)	TWD	343,760	directly	100
97 adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	(12,113)	directly	49
				indirectly	51
98 adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	361,711	indirectly	100
99 adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	17,609	15	100
100 adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	4,827	directly	100
Latin America					
101 adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	47,354	4	100
102 adidas do Brasil Ltda.	São Paulo (Brazil)	BRL	41,715	4	100
103 ASPA do Brasil Ltda.[2]	São Paulo (Brazil)	BRL	-	81	100
104 adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	8,545,436	directly	99
				3	1
105 adidas Colombia Ltda.	Cali (Colombia)	COP	11,385,204	directly	100
106 adidas de Mexico S.A. de C.V.[4]	Mexico City (Mexico)	MXN	96,801	directly	100
107 adidas Industrial S.A. de C.V.[4]	Mexico City (Mexico)	MXN	–	directly	100
108 adidas Latin America S.A.	Panama City (Panama)	USD	4,054	directly	100
109 3 Stripes S.A. (adidas Uruguay)[7]	Montevideo (Uruguay)	UYU	(1,865)	directly	100
110 adidas Corporation de Venezuela, S.A.[7]	Caracas (Venezuela)	VEB	(15,544)	directly	100

erima Sportbekleidungs GmbH, Pfullingen (Germany), as well as its two subsidiaries erima GmbH, Cham (Switzerland), and *erima France S.a.r.l., Landersheim (France), were deconsolidated as of December 31, 2004.*

1) Sub-group adidas UK
2) Sub-group adidas-Salomon International Sourcing
3) Sub-group India
4) Sub-group Mexico
5) Sub-group Salomon-Taylor Made UK
6) *Three companies* have not been included in the consolidated financial statements of adidas-Salomon AG.
7) Companies with no active business
8) The number refers to the number of the company which maintains the shareholding.

adidas-Salomon Segmental Information: Seven-Year Overview[1] € in millions

	2004	2003	2002	2001	2000	1999	1998
BRANDS							
adidas							
Net sales	**5,174**	4,950	5,105	4,825	4,672	4,427	4,316
Gross profit	**2,284**	2,008	2,004	1,845	1,907	1,827	1,818
Operating profit	**523**	365	343	352	391	431	412
Operating assets	**1,939**	2,172	2,294	1,954	2,286	1,987	1,730
Salomon							
Net sales	**653**	658	684	714	703	587	487
Gross profit	**259**	264	279	313	296	233	188
Operating profit	**9**	35	39	63	61	32	6
Operating assets	**505**	521	581	679	566	533	598
TaylorMade-adidas Golf							
Net sales	**633**	637	707	545	441	327	263
Gross profit	**298**	290	345	281	221	160	118
Operating profit	**60**	67	74	63	44	30	20
Operating assets	**335**	391	433	316	219	156	99

[1] In 1998, Salomon and TaylorMade were consolidated in Group figures for the first time.

adidas-Salomon Segmental Information: Seven-Year Overview € in millions

	2004	2003	2002	2001	2000	1999	1998
REGIONS							
Europe							
Net sales	**3,470**	3,365	3,200	3,066	2,860	2,723	2,774
Gross profit	**1,573**	1,383	1,268	1,153	1,171	1,133	1,127
Operating profit	**644**	534	471	444	454	382	357
Operating assets	**1,461**	1,428	1,396	1,419	1,107	1,167	1,114
North America							
Net sales	**1,486**	1,562	1,960	1,818	1,906	1,826	1,784
Gross profit	**534**	552	742	697	729	731	713
Operating profit	**79**	92	162	161	177	234	276
Operating assets	**768**	778	969	945	862	848	666
Asia							
Net sales	**1,251**	1,116	1,166	1,010	875	663	383
Gross profit	**615**	525	562	481	416	301	156
Operating profit	**244**	191	189	170	129	96	26
Operating assets	**480**	447	505	743	455	390	201
Latin America							
Net sales	**224**	179	163	178	171	126	112
Gross profit	**87**	70	65	73	72	50	43
Operating profit	**38**	25	24	16	23	15	11
Operating assets	**117**	93	79	98	109	75	66

adidas-Salomon Summary of Key Financial Data: Overview Since IPO

	2004	2003	2002	2001	2000	1999	1998[1]	1997	1996	1995
P&L Data € in millions										
Net sales	**6,478**	6,267	6,523	6,112	5,835	5,354	5,065	3,425	2,408	1,790
Gross profit	**3,058**	2,814	2,819	2,601	2,528	2,352	2,124	1,437	960	710
Operating profit	**580**	490	477	475	437	482	416	316	192	129
Royalty and commission income	**43**	42	46	42	43	35	45	44	49	51
Financial result	**(57)**	(49)	(87)	(102)	(94)	(84)	(115)	(16)	(6)	(24)
Income before taxes	**520**	438	390	376	347	398	319	346	227	151
Income taxes	**197**	167	148	147	140	153	105	95	55	22
Minority interests	**(9)**	(11)	(14)	(21)	(25)	(18)	(9)	(14)	(12)	(4)
Net income[2]	**314**	260	229	208	182	228	205	237	161	125
P&L Ratios										
Gross margin	**47.2%**	44.9%	43.2%	42.6%	43.3%	43.9%	41.9%	41.9%	39.8%	39.7%
SG&A expenses as a percentage of net sales	**36.7%**	35.6%	34.4%	33.3%	34.5%	33.8%	32.7%	31.8%	30.9%	31.3%
Operating margin	**9.0%**	7.8%	7.3%	7.8%	7.5%	9.0%	8.2%	9.2%	8.0%	6.9%
Effective tax rate	**37.8%**	38.0%	37.9%	39.0%	40.3%	38.4%	33.0%	27.5%	24.0%	14.5%
Net income as a percentage of net sales[2]	**4.9%**	4.2%	3.5%	3.4%	3.1%	4.3%	4.0%	6.9%	6.7%	7.0%
Working capital turnover	**4.8**	4.4	4.5	4.1	4.1	4.9	(15.5)	319.0	8.5	10.2
Interest coverage	**10.0**	8.4	6.4	4.9	4.6	6.1	4.8	21.2	14.1	8.8
Return on capital employed[2]	**26.5%**	18.3%	16.8%	16.7%	17.0%	20.7%	20.5%	35.8%	35.2%	35.0%

adidas-Salomon Summary of Key Financial Data: Overview Since IPO

	2004	2003	2002	2001	2000	1999	1998[1]	1997	1996	1995
Balance Sheet Data € in millions										
Total assets	**4,427**	4,188	4,261	4,183	4,018	3,587	3,206	2,224	1,288	909
Inventories	**1,155**	1,164	1,190	1,273	1,294	1,045	975	821	556	431
Receivables and other current assets	**1,425**	1,335	1,560	1,520	1,387	1,234	1,026	592	418	288
Working capital	**1,348**	1,433	1,445	1,485	1,417	1,096	(327)	11	284	175
Net total borrowings	**594**	946	1,498	1,679	1,791	1,591	1,655	738	174	208
Shareholders' equity	**1,628**	1,356	1,081	1,015	815	680	463	717	489	295
Balance Sheet Ratios										
Financial leverage	**36.5%**	69.8%	138.5%	165.5%	219.6%	234.0%	357.2%	103.0%	35.6%	70.6%
Equity ratio	**36.8%**	32.4%	25.4%	24.3%	20.3%	19.0%	14.4%	32.2%	37.9%	32.4%
Equity-to-fixed-assets ratio	**116.9%**	96.1%	75.4%	77.8%	66.2%	54.9%	40.2%	92.1%	205.4%	174.4%
Asset Coverage I	**194.7%**	197.6%	196.9%	209.3%	207.7%	183.4%	68.3%	98.4%	220.6%	197.5%
Asset Coverage II	**106.4%**	108.3%	107.6%	105.9%	101.3%	99.5%	37.0%	47.9%	66.1%	55.6%
Fixed asset intensity of investments	**31.5%**	33.7%	33.7%	31.2%	30.7%	34.5%	36.0%	35.0%	18.5%	18.6%
Current asset intensity of investments	**68.5%**	66.3%	66.3%	68.8%	69.3%	65.5%	64.0%	65.0%	79.0%	81.4%
Liquidity I	**27.0%**	20.8%	5.5%	6.1%	7.7%	5.5%	2.2%	2.3%	5.9%	3.7%
Liquidity II	**89.0%**	100.8%	99.1%	96.0%	90.4%	88.0%	35.9%	33.9%	51.2%	45.7%
Liquidity III	**157.4%**	187.4%	185.3%	187.4%	185.0%	171.5%	76.8%	91.1%	127.1%	122.1%
Return on equity[2]	**19.3%**	19.2%	21.1%	20.5%	22.3%	33.5%	44.2%	33.0%	32.9%	42.5%
Data Per Share €										
Basic earnings per share[2]	**6.88**	5.72	5.04	4.60	4.01	5.02	4.52	5.22	3.54	2.76
Operating cash flow	**12.56**	14.32	11.77	8.47	(0.23)	7.24	2.64	0.88	2.26	1.48
Dividend per share	**1.30**[3]	1.00	1.00	0.92	0.92	0.92	0.84	0.84	0.56	0.13
Number of outstanding shares at year-end (in thousands)	**45,859**	45,454	45,423	45,349	45,349	45,349	45,349	45,349	45,349	45,349
Employees										
Number of employees at year-end	**17,023**	15,686	14,716	13,941	13,362	12,829	12,036	7,993	6,986	5,730
Personnel expenses (€ in millions)	**782**	709	758	695	630	580	513	331	240	199

[1] Consolidated financial statements for 1998 include the Salomon group for the first time.
[2] In 1998 before special effect of € 369 million for acquired in-process research and development – expensed
[3] Subject to Annual General Meeting approval

FINANCIAL GLOSSARY

ABS (Asset-Backed Securities) /// Securities (bonds or notes) backed by loan receivables, accounts receivable or other quantifiable assets.

ADR (American Depositary Receipt) /// A negotiable certificate of a foreign-based company held by a US bank that entitles the holder to all dividends and rights of the underlying stock. ADRs are traded similarly to stocks on US exchanges and provide a way for Americans to invest in foreign-based companies by buying their shares in the USA instead of through an overseas exchange. Unsponsored ADRs are issued by a broker or depositary bank without the involvement of the company whose stock underlies the ADR.

Asset Coverage I & II /// The extent to which a company's non-current assets cover its debt obligations. Expressed as a percentage. They are calculated as follows:
Asset coverage I (%) = the sum of equity and non-current liabilities divided by non-current assets.
Asset coverage II (%) = the sum of equity and non-current liabilities divided by non-current assets and inventories.

Backlogs (also called Order Backlogs) /// The value of orders received for future delivery. At brand adidas, orders are received approximately six months in advance, depending on the season. This information is used by the market as an indicator of future sales performance.

Commercial Paper /// Tradable unsecured promissory notes issued for the purpose of short-term financing. Commercial paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months or more.

Convertible Bond /// A corporate bond that can be exchanged for a specific number of shares of the company's common stock. Convertible bonds tend to have lower interest rates than non-convertibles because they also accrue value as the price of the underlying stock rises. In this way, convertible bonds reflect a combination of the benefits of stocks and those of bonds.

Corporate Governance /// The distribution of rights and responsibilities among different participants in a company, in particular shareholders, the Executive Board, the Supervisory Board.

Corridor Approach /// A range of plus or minus 10% around a company's best estimate of post-employment benefit obligations (IAS 19). Outside that range, it is not reasonable to assume that actuarial gains or losses will be offset in future years.

Cost of Sales /// The costs of obtaining and manufacturing products. This figure includes costs for raw materials plus the costs of production, customs and delivery to our sales organizations.

Currency-Neutral /// Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation and is the best indicator of underlying business performance.

Current Asset Intensity of Investments /// The current asset intensity of investments defines the percentage of total assets tied up in current assets. It is calculated by dividing current assets by total assets.

DSO (Days Sales Outstanding) /// A financial indicator that shows the average number of days it takes to convert a company's accounts receivable into cash. This serves as an indicator of collection efficiency.

Diluted Earnings Per Share (EPS) /// Diluted EPS is a performance indicator that expresses a company's net income used to determine diluted earnings per share in relation to the weighted average number of shares for diluted earnings per share.
Diluted EPS = (net income + interest expense on convertible bond net of tax)/(weighted average number of shares outstanding during the year + weighted share options + shares from assumed conversion of convertible bond).

Earnings Per Share (EPS) /// Earnings per share is a performance indicator that expresses a company's net income in relation to the number of ordinary shares issued.
Earnings per share = net income/weighted average number of shares outstanding during the year.

Effective Tax Rate /// The effective tax rate is the amount of taxes *actually paid as tax as a* percentage of income before taxes (IBT).

Equity Ratio /// The equity ratio shows the role of shareholders' equity within the financing structure of a company. It is calculated by dividing shareholders' equity by total assets.

Equity-To-Fixed-Asset Ratio /// The equity-to-fixed-asset ratio defines the percentage of non-current assets financed by equity. It is calculated by dividing equity by non-current assets.

Fair Value /// Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

Financial Leverage /// This ratio reflects the role of borrowings within the financing structure of a company. It is calculated by dividing net total borrowings by shareholders' equity.

Forward Contract /// Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

Functional Currency /// A currency in which a company conducts most of its business and reports its financial results to the parent company or the investing public.

Goodwill /// An intangible asset that quantifies the price that a buyer of a company has paid for the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets acquired at the purchase date.

Gross Margin /// The *gross margin reveals how much a company earns taking into* consideration the costs that it incurs for producing its products and/or services.
Gross profit = net sales – cost of sales.
Gross margin = (gross profit/net sales) x 100.

Hedging /// A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.). See also natural hedges.

IFRS (International Financial Reporting Standards) /// Reporting standards (formerly called IAS), which have been adopted by the International Accounting Standards Board (IASB), an independent, international organization supported by the professional accountancy bodies. *The objective is to achieve uniformity and transparency in* the accounting principles that are used by businesses and other organizations for financial reporting around the world.

Institutional Investor /// Entity with large amounts to invest, such as investment companies, mutual funds, brokerages, insurance companies, pension funds, investment banks and endowment funds.

Interest Coverage /// The interest coverage ratio indicates the ability of a company to cover net interest expenses with income before net interest and taxes. It is calculated by dividing income before *interest and taxes by interest*.

Interest Rate Caps /// Option contracts which place an upper limit on a floating interest rate. The writer of the cap is required to pay the holder of the cap the difference between the floating rate and the reference rate when that reference rate is exceeded. There is a premium to be paid by the buyer of such a contract as market price for the potential pay-out.

International Financial Reporting Interpretations Committee /// An accounting body which rules on controversial accounting issues. Its interpretations (SIC) are approved by the International Accounting Standards Board (IASB) *and, once adopted, are binding on all IFRS* users.

IPO (Initial Public Offering) /// The first public placement of shares by a private company.

Liquidity Ratios I–III ///
The liquidity ratio measures the extent to which a company can quickly liquidate assets to cover short-term liabilities. They are calculated as follows:
Liquidity I: The sum of cash and short-term financial assets divided by current liabilities multiplied by 100.
Liquidity II: The sum of cash and short-term financial assets as well as accounts receivable divided by current liabilities multiplied by 100.
Liquidity III: The sum of cash and short-term financial assets as well as accounts receivable and inventories divided by current liabilities multiplied by 100.

Market Capitalization ///
The total market value of all outstanding shares. It is calculated by multiplying the number of shares by the current market price.

Marketing Overhead Expenses ///
Comprises marketing personnel, general and administrative costs.

Marketing Working Budget ///
Promotion and communication spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

Minority Interests ///
The part of net income which is not attributable to a company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

Natural Hedges ///
An offset of currency risks that occurs naturally as a result of a company's normal operations, without the use of derivatives. For example, revenue received in a foreign currency and used to pay known commitments in the same foreign currency.

Net Borrowings ///
Net borrowings are the portion of total borrowings not covered by the sum of cash and short-term financial assets.
Net borrowings = long-term borrowings + short-term borrowings – cash – short-term financial assets.

Operating Expenses ///
Costs associated with running a business which are not directly attributable to the products or services sold. This refers to sales and marketing, research and development, as well as general and administrative costs, and depreciation of non-production assets.

Operating Working Capital ///
The operating working capital measures the net operating assets that a company must procure in order to finance its day-to-day business. It is the sum of receivables and inventories minus accounts payable. (Also see working capital.)
Operating working capital = receivables + inventories – accounts payable.

Option ///
A financial instrument which ensures the right to purchase (call option) or the obligation to sell (put option) a particular asset (for example shares or foreign exchange) at a predetermined price (strike price) on or before a specific date.

Over-the-Counter (OTC) Market ///
Over-the-counter means that the stock is not listed on a stock exchange. In such cases, brokers negotiate directly with one another over computer networks and by phone.

Private Placement ///
Placement of securities directly to institutional investors, such as banks, mutual funds, insurance companies, pension funds, and foundations.

Projected Unit Credit Method ///
The accounting method (IAS 19) used to calculate provisions for pensions and similar obligations. It includes not only the pensions and vested interests accrued as at cut-off date, but also anticipated increases in salaries and pensions.

Promotional Expenses /// Costs related to sponsorship of individual athletes, teams, federations and sporting events for the promotion of a company's brand(s).

Retail Investor /// An individual who purchases amounts of securities for him-/herself, as opposed to an institutional investor. Also called individual investor or small investor.

Return on Capital Employed (ROCE) /// ROCE = (IBT + financial result + extraordinary income)/(average of shareholders' equity + minority interests + total net borrowings).

Return on Equity /// An indicator of company profitability related to the shareholders' financing. It is calculated by dividing net income by shareholders' equity.

Segmental Reporting /// Information regarding the financial position, results of operations in individual operating areas and regions (segments). This gives an indication of developments in the individual segments and their contribution to a group's results.

SG&A (Selling, General and Administrative) Expenses /// Expenses for sales, marketing, research and development, as well as for logistics and central finance and administration.

Shareholder Value /// A management concept that focuses strategic and operational decision-making on steadily increasing a company's value for shareholders.

Stakeholders /// All parties that have a direct or indirect interest in a company's performance and results. For adidas-Salomon, this includes consumers, retailers, distributors, licensees, supply chain business partners, shareholders, employees, international sports bodies, non-governmental organizations, the media, etc.

Working Capital /// Working capital is a company's short-term disposable capital used to finance the day-to-day operations of providing sporting footwear, apparel and hardware to customers. It is calculated as current assets minus current liabilities.

Working Capital Turnover /// The working capital turnover ratio shows how often a working capital item was used in and replaced by the generation of sales in the period under review. The ratio shows how long working capital is tied up and is an indicator of the volume of capital needed. The higher the ratio, the more positive it is deemed to be.
Working capital turnover = revenues/working capital.

INDUSTRY AND GENERAL GLOSSARY

Athletic Specialty Retailers /// A major distribution channel for sporting goods products in terms of sales. These stores specialize in merchandising athletic footwear and apparel products to the 12–24 year-old urban consumer group. Key buying motivators of these consumers are design and technology underpinned with strong marketing activities.

Clearance Sales /// Clearance sales are all those sales made outside the course of normal business terms, arising from commercial decisions by management to clear excess stock usually through specific channels and at a significant discount.

Draft Pick /// A draft is a formalized process by which professional sports teams select players not contracted to any team, often from colleges or amateur ranks. The draft is predominately used in North American leagues.

EHF /// European Handball Federation

Emerging Markets /// The term refers to economies that are currently small, but that have the potential for growth in size and importance in coming years. The definition applies to countries in Asia, Latin America, Eastern Europe and the Middle East, such as former CIS countries, Turkey, Bulgaria, Indonesia, Philippines, Mexico, Malaysia, Brazil, India and Thailand.

FIFA /// World Football Federation ("Fédération Internationale de Football Association")

Floor-Ready Merchandise /// Floor-ready merchandise refers to merchandise that is pre-ticketed, pre-tagged, on a hanger, etc. with all the details and in a state that is required for selling in the retail store before it reaches the store.

Hardware/Hard Goods /// This category of sporting goods comprises all kinds of sports equipment that is used rather than worn by the athlete, such as balls, skis and golf clubs.

IAAF /// International Association of Athletics Federation

Long-and-Soft Golf Ball Category /// Golf balls in this category combine the contrary qualities of long distance and control in one ball through a high-energy, low-compression core and a soft cover.

Metalwood /// Golf clubs (drivers and fairway woods) which are constructed from steel and/or titanium alloys. The name also pays homage to persimmon wood, which was originally used in the creation of these products. This is the largest golf product category in terms of sales.

MLS /// Major League Soccer (MLS) is the United States Division I professional league for soccer.

NBA /// National Basketball Association

PGA /// Professional Golf Association

Product Licensees /// Companies that are authorized to use the name of a brand or company to manufacture and distribute products. In the case of adidas-Salomon these are products such as sports watches, sports eyewear, toiletries and perfume.

Sell-Through /// The sell-through is an indicator of how fast consumers are buying a particular product at retail.

Skier X /// A discipline in alpine ski racing where four racers compete head-on against each other.

Soft Goods /// This category of sporting goods comprises apparel and footwear products.

Sourcing /// The process of managing external suppliers in order to commercialize, produce and deliver final products to our customers.

Speed-to-Market /// Length of time it takes to get a product from idea to marketplace.

Supply Chain Management /// The process of developing, producing and transporting products to customers.

UEFA /// Union of European Football Associations

WTO /// World Trade Organization

X-Games /// The X-Games are an annual multi-sport event with a focus on extreme sports. Like the Olympics, there are Summer and Winter Games.

adidas-Salomon SPECIFIC GLOSSARY

a3® /// adidas a3® is a three-dimensional energy management system consisting of several pieces that can be placed under the forefoot and/or heel. The pieces are tuned to a particular need such as cushion and guidance for optimal performance.

Clima® Apparel Line /// An adidas apparel technology consisting of four styles for every weather to enhance the wearer's performance and comfort. Available apparel styles are: ClimaLite®, ClimaCool®, ClimaWarm®, ClimaProof®.

CGB /// TaylorMade's CGB performance cartridge, including five metal inserts, centralizes clubhead weight to concentrate the mass behind the hitting area to promote power and an easy launch. It is used in the rac™ CGB irons.

Emerging Employees /// adidas-Salomon defines emerging employees as trainees, interns and apprentices.

ERA® /// Salomon's ERA® technology is the adaptation of Salomon's Spaceframe™ technology for snowboards (see Spaceframe™ technology).

ForMotion™ /// This adidas technology utilizes special cuts and three-dimensional engineering to create sculpted garments that optimize fit and comfort as well as boost sport-specific freedom of movement.

Ground Control System™ (GCS™) /// Co-developed by adidas and Salomon, the GCS™ is the first actively functional midsole system that distinguishes vertical from horizontal cushioning for more stability, increased motion control and significantly reduced stress on knees and ankles.

HUG System™ /// adidas technology, inspired by rear-entry ski boots. It locks the foot securely in place while providing excellent, never-changing fit and comfort.

JetConcept /// An adidas bodysuit with ribbed panels, inspired by the grooves found on jet aircraft, to reduce drag and turbulence for increased swimming performance.

Local Production /// Products manufactured locally by adidas-Salomon subsidiaries for their domestic market.

Own-Retail Activities /// Sales directly generated through a store operated by adidas. adidas own retail includes concept stores, concession corners, e-commerce and factory outlets.

Pilot® /// Salomon's Pilot® System combines ski and binding to a functional unit, increasing the ski's flexibility and optimizing the power transmission.

Predator® /// adidas's football boot technology that uses strategically placed rubber elements. The elements, placed in the upper of the boot, give the player better control while passing or shooting the ball.

rac™ /// TaylorMade's rac™ technology helps to channel impact energy to strategic areas of the clubhead, promoting an outstanding feel. It is the base technology of all of TaylorMade's irons.

Spaceframe™ /// Salomon's Spaceframe™ technology for skis and ski boots increases performance by placing the right material with the right strength in the correct place.

TaylorMade Launch Control™ (TLC™) /// TLC™ gives players the freedom to change the driver's launch conditions by redistributing four interchangeable weights in a variety of ways. This gives golfers the power to choose from a range of launch conditions, promoting consistently longer and straighter shots.

INDEX

A ///
Accounts receivable 90, 140
Annual General Meeting 114, Cover
Asset-backed securities (ABS) 93
Auditor's report 127

B ///
Backlogs 110
Balance sheet 128
Balance sheet structure 90
Borrowings Cover, 92 f., 142 f.
Business environment 80 f.

C ///
Campaigns 54 ff.
Capital expenditure 92, 113
Cash flow 92, 130
Cash flow statement 130
Compensation, Supervisory Board/Executive Board 115 f.
Convertible bond 93, 142 f.
Corporate governance 114 ff., 159
Cost of sales 84

D ///
Declaration of Compliance 117
Derivative financial instruments 135
Dividend Cover, 20, 38 ff., 113

E ///
Earnings per share 89, 153
Economic outlook 108
Employees 86 f., 107, 112, 158
Equity
→ **Equity ratio** 91
→ **Statement of changes in equity** 131
Exchange rates 81, 103, 135
Executive Board members 16, 122 f.
Executive Board statement 126

F ///
Financial calendar Cover
Financial expenses 88, 151
Financial leverage 91
Financial statements 128 ff.
Financials
→ **adidas** 94 ff.
→ **Group** 82 ff.
→ **Salomon** 98 f.
→ **TaylorMade-adidas Golf** 100 f.
Financing structure 93
Fixed assets 132
Free float 38

G ///
Global Operations 32 f.
Goodwill 88, 136, 141 f.
Gross margin Cover, 85, 97, 99, 101, 112
Group Management Report 80 ff.

H ///
Highlights, financial Cover
Highlights, operational and sporting 36 f.

I ///
Income statement 129, 150 ff.
Interest rate 92 f., 103, 150
Inventories 90, 140
Investor Relations 41, Cover

L ///
Letter to the shareholders 16 ff.
Liabilities 91, 144 f.
Licensee revenues 84
Locations 34 f.

M ///
Management Share Option Plan (MSOP) 116 f., 146 f., 157
Market capitalization 41
Marketing working budget 86, 150
MD+A see Group Management Report
Mission 22 f.
Multi-year overview see Seven-year overview

N ///
Net income 89, 112
Notes 134 ff.

O ///
Operating expenses 86, 97, 99, 100 f., 150
Operating margin Cover, 25, 112
Operating profit 87, 97, 99, 101
Outlook 108 ff.
Overview since IPO 166 f.
Own-retail activities 97, 105, 109, 112

P ///
Pensions 144 f.
P+L statement see Income statement
Products 68 ff.
Product launches 109
Provisions 144

R ///
Remuneration see Compensation,
Supervisory Board/Executive Board
Research and development 87, 105, 112
Risk management 102 ff.
Royalty and commission income 88

S ///
Segmental reporting Cover, 153 ff., 164 f.
Seven-year overview 164 f.
Share price performance Cover, 38 f.
Shareholder structure 41
Shareholders' equity 146 ff.
Shareholdings 160 ff.
Sporting goods industry 81, 108
Stock key data 38, 41
Stock options see Management Share Option Plan (MSOP)
Strategy
→ **Group** 24 f.
→ **adidas** 28 f.
→ **Salomon** 30
→ **TaylorMade-adidas Golf** 31
Supervisory Board
→ **Committees** 115, 118 f.
→ **Members** 120 f.
→ **Report** 118 f.
Sustainability 107

T ///
Targets Cover, 112

adidas-Salomon AG
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
Tel: +49 (0) 9132 84-0 /// Fax: +49 (0) 9132 84-2241
www.adidas-Salomon.com

Investor Relations
Tel: +49 (0) 9132 84-2920 / 3584 /// Fax: +49 (0) 9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas-Salomon publications,
please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

adidas-Salomon AG
World of Sports /// Adi-Dassler-Straße 1
91074 Herzogenaurach /// Germany
Tel: +49(0)9132 84-0 /// Fax: +49(0)9132 84-2241
www.adidas-Salomon.com